Exhibit 99.1

Envigado, May 15 , 2025 DISCLOSURE OF THE QUARTERLY PERIODIC REPORT ("OTHER EVENTS") Almacenes Éxito S . A . (the "Company") informs its shareholders and the market that, in accordance with the provisions of Article 5 . 2 . 4 . 2 . 3 of Decree 151 of 2021 , and in External Circulars 031 of 2021 and 012 of 2022 , of the Financial Superintendence of Colombia ("SFC"), today the Company disclosed its periodic report for the first quarter of 2025 to the SFC . The full content of this Report was released through the SFC's relevant information reporting mechanism and is available on the corporate website .

Quarterly Periodic Report 2025 First Quarter

INDEX 1 GENERAL INFORMATION ................................................................................................... 3 1. Issuer's basic identification data ............................................................................................................................ 3 2. Issuance of outstanding securities ......................................................................................................................... 3 2 FINANCIAL INFORMATION................................................................................................. 3 1. Financial Statements ............................................................................................................................. ... ............. 3 2. Financial Analysis..................................................................................................................... ... ............................ 3 2.3. Material changes in the financial statements ....................................................................................................... 7 3 OPERATIONAL PERFORMANCE .............................................................................................. 7 1. Main operations ............................................................................................................................. ... ..................... 7 4. RISKS AND RISK MANAGEMENT .......................................................................................... 14 1. Market Risk updates ............................................................................................................................. ... ............. 14 2. Update of other risks ............................................................................................................................. ... ............ 15 5. SOCIAL, ENVIRONMENTAL AND CLIMATE ISSUES ................................................................. 16 1. Monitoring of social and environmental issues, including climate issues ........................................................... 16 2. Material changes ............................................................................................................................. ... .................. 20 6 CORPORATE GOVERNANCE .................................................................................................. 20 1. Material changes in the Corporate Governance structure .................................................................................. 20 7 ANNEX........................................................................................................................ ... ...... 24 1. Glossary ............................................................................................................................. ... ................................ 24 2. Financial Statements ............................................................................................................................. ... ............ 27

1 GENERAL INFORMATION 1. Issuer's basic identification data Corporate name: Almacenes Éxito S.A. Place of business: Carrera 48 No. 32 B Sur 139, Envigado, Antioquia. 1.2 Issuance of outstanding securities As of December 31 , 2024 , the Company was an issuer of securities with presence in 3 markets : Colombia, United States and Brazil . In these markets are traded : common shares in the Colombian market, American Depositary Shares (ADS) in the U . S . market, and Brazilian Depositary Receipts (BDR's) in the Brazilian market . As of March 31 , 2025 , the number of subscribed shares was 1 , 344 , 720 , 453 , of which 1 , 297 , 864 , 359 were outstanding and 46 , 856 , 094 had been repurchased . 2 FINANCIAL INFORMATION 1. Financial Statements The Company's Financial Statements were transmitted to the Financial Superintendence of Colombia and published through the relevant information mechanism of this entity and are attached to the Report . They can also be consulted on the Company's corporate website . 2. Financial Analysis Consolidated Net Revenue grew by + 3 . 9 % when excluding FX effect (+ 2 . 5 % in COP) to COP $ 5 . 4 B during 1 Q 25 . Half of the contribution came from Colombia, highlighting the non - food category (+ 5 . 5% ), and the remaining from Uruguay and Argentina . Consolidated Retail Sales mid - single digit growth at + 4 . 1 % excluding FX effect (+ 2 . 6 % in COP), totalled COP $ 5 . 2 B during 1 Q 25 and + 5 . 6 % in SSS adjusted by FX compared to the same period of last year . Performance reflected : (i) the positive response of commercial strategies implemented in Colombia, allowing a retail sales growth of + 2 . 9% , (ii) record tourism season in Uruguay (+ 5 . 2 % excluding FX effect), (iii) stagnant sales in Argentina (+ 16 . 2% ) still impacted by lower consumption and competition, (iv) Omni - channel contribution growing at + 2 . 7 % during first quarter of the year with a share on sales of 10 . 4% , and (v) the contribution of LTM store expansion 1 of 45 stores (Col 42 and Uru 3 ) .

Consolidated Other Revenue increased by + 1 . 1 % excluding FX effect (+ 0 . 4 % in COP) during the 1 Q 25 , driven by the contribution of the Real estate business in Colombia and Argentina, partially compensated by one - shot recognized revenues in the basis . Colombia : The economic context in Colombia remained challenging but showed signs of gradual stabilization . After four months of stable ratio, inflation in March presented a downward trend, dropped to 5 . 1 % from 7 . 4 % y/y, in contrast, food inflation accelerated to 4 . 7 % from 1 . 7 % interannual in 1 Q 25 , while the Internal food inflation was 0 . 83 p . p . below the national level . Although consumer confidence remained cautions with an index rising to – 7 . 1 p . p . from - 13 . 0 p . p . at March 2024 , the easing of monetary policy and a stable labor market (unemployment at 9 . 6 % vs 11 . 3 % vs mar - 24 ) supported a modest recovery in household purchasing power . The central bank maintained the interest rate at 9 . 5 % in 1 Q 25 , balancing the need to control inflation with efforts to support economic growth . During first quarter of 2025 operation in Colombia contributed to 74 % of consolidated Net revenue , which grew by + 2 . 6% , to COP $ 4 . 0 billion, confirming the positive trend seen from the second half of last year . Net Sales totalled COP $ 3 . 8 billion (+ 2 . 9% ) and SSS (+ 4 . 7% ), explained by recovery of non - food category (+ 5 . 5% ) mainly from high single digit growth in Electronics as well as sale of property development projects (+ 33% ), omni - channel contribution with a stable 13 . 6 % share vs 1 Q 24 in comparable terms grew by + 2 . 5% , and food sales performance presented a slowdown growth (+ 1 . 9% ) below food inflation (+ 4 . 7% ), despite fresh category performance (+ 5 . 5% ) . 42 stores opened, converted and reformed in the last 12 months . The Éxito’s banner stores represented 70 % of the sales mix in Colombia during 1 Q 25 , the Carulla’s stores represented 19 % and the low - cost & others 1 which includes Super Inter, Surtimax and Surtimayorista banners, allies, institutional sales, third - party sellers, the sale of property development projects (inventory) and other, represented 11 % of the sales mix in 1 Q 25 . Omni - channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B 2 B virtual and Midescuento), grew 2 . 5 % versus 1 Q 24 and reached COP $ 524 , 916 M . Share on Retail Sales reached 13 . 6% (vs 13 . 6 % in 1 Q 24 in comparable terms excluding ISOC channel), boosted by the growth of the non - food category (+ 6 . 6% , 14 . 9 % share on non - food sales) and a stable food category performance (+ 0 . 6% , 13 . 1 % share on food sales) . Main KPI ǲ s outcome during 1 Q 25 when compared to the same period of last year in comparable terms excluding ISOC channel from the basis, were as follows : o Orders: reached 5.8 M (+4.5%) during 1Q25. o E - commerce sales: reached COP $ 195,686M during 1Q25 (+8.5%). o MiSurtii sales: reached COP $15,000 M continued the decreasing trend at double - digit.

o Apps: sales of over COP $45,700 M (+3.0%) and reached to 164,304 orders during 1Q25. o Rappi deliveries grew by 8.7% during 1Q25. o Marketplace sales: increased by 8.2% during 1Q25 and totalled more than 1,270 sellers. o Turbo : orders grew by 14 . 9 % during 1 Q 25 and reached a 64 . 6 % share on sales through Rappi (a leading Latin American last - mile delivery platform) in the first quarter of the year . Other Revenue decreased by 3 . 2 % during 1 Q 25 , explained by complementary businesses contribution, mainly by the recurring income from the Real Estate (+ 12 . 2 % in 1 Q 25 ), totally offset by the one - shot revenues recognized during the first quarter last year . Uruguay : Uruguay contributed with 20 % of consolidated Retail Sales during 1 Q 25 . Last - 12 - month inflation as of March was of 5 . 7% (vs 3 . 8 % in March 2024 ) and the food component grew by 6 . 3 % during the last - 12 - months . Net sales and SSS grew + 5 . 2 % and + 5 . 6 % respectively in local currency, performance boosted by commercial dynamic driven by an outstanding tourism season, a stable political and economic environment, the contribution from the 33 Fresh Market stores (+ 9 . 2 % growth vs 1 Q 24 ; 63 . 6 % share on total sales during the first quarter) . The operation in Uruguay reported market share gains of 0 . 7 p . p . to 48 . 9 % in terms of SSS as of March, according to Scentia, driven by : (i) the solid sales performance of all banners and (ii) the contribution of the 33 Fresh Market stores . Argentina : The operation in Argentina contributed 6 % on Consolidated Retail Sales and results in Colombian Pesos included a - 12 . 8 % FX effect in net revenues during 1 Q 25 . Net Revenue in Argentina was COP $ 316 , 822 M (+ 18 . 9 % in local currency) and Retail Sales were COP $ 299 , 641 M (+ 16 . 2 % in local currency and + 18 . 5 % in SSS) during 1 Q 25 . Last - 12 - month inflation as of March was of 55 . 9 % according to INDEC, which compares to the 287 . 9 % level reported during the same period last year . Retail sales were affected by lagged consumption and the macroeconomic adjustments to address high inflation . During 1 Q 25 omni - channel share on sales was 1 . 6 % and real state had a resilient performance (+ 100 . 9 % growth in local currency) from improved commercial trends and strong occupancy levels ( 94 . 6% ) . Operating Performance Consolidated Gross Profit increased by 6 . 7 % excluding FX effect (+ 4 . 6 % in COP) during 1 Q 25 and margin reached 25 . 6% (+ 52 bps) as percentage of Net Revenue, compared to the same period last year from gains in Colombia and Uruguay thanks to advances in the commercial strategy and an outstanding touristic season, which compensated the result in Argentina . • Gross Profit in Colombia grew by 3 . 9 % to a margin of 21 . 8% (+ 29 bps) during 1 Q 25 as percentage of Net Revenue . Improvement driven by a balance between sales growth and sustainable profit margins and logistics costs reduction . • Gross Profit in Uruguay increased by 11 . 0 % excluding FX effect (+ 7 . 3 % in COP) during 1 Q 25 and margin rose to 38 . 2% (+ 197 bps) as percentage of Net Revenue . Due to the tourism season ǲ s sales surge, alongside better shrinkage levels control and cost efficiencies, margins showed a significant improvement . • Gross Profit in Argentina increased by + 15 . 0 % during 1 Q 25 in local currency to a 31 . 8 % margin ( - 108 bps) as a percentage of Net Revenue . The contraction in the margin reflects the high inflation effect, lower consumption trend and price investment . Consolidated Recurring EBITDA reached COP $ 371 , 148 M during 1 Q 25 , double - digit growth of + 24 . 7 % excluding FX effect (+ 22 . 9 % in COP) compared to the same period last year, expenses dilution and margin improvement in Colombia and Uruguay contributed to a + 114 bps increase in recurring EBITDA 1 margin reaching 6 . 9 % as percentage of Net Revenue . Expenditure efficiencies across the region allowed a decrease in SG&A ( - 0 . 3 % in COP) and an improvement on margin as percentage of Net Revenue (+ 61 bp), despite the inflation, index and wages pressures of the year . Colombia : Recurring EBITDA grew at double digits (+ 28 . 4% ) during 1 Q 25 compared to the same period of last year and margin was 5 . 7% (+ 114 bps) as percentage of Net Revenue . SG&A decreased by 2 . 2% , despite inflation and the high single digit minimum wage increase, thanks to efficiency plans on cost and expense’s structure . Uruguay : Recurring EBITDA grew by 28 . 7 % in local currency (+ 24 . 3 % in COP) during 1 Q 25 compared to the same period last year, to a 14 . 3 % margin (+ 260 bps) as percentage of Net Revenue, reflecting a strong commercial dynamism during the first quarter and efficiencies on SG&A (+ 54 bps) . Uruguay operation continued as the most profitable business unit of the group . Argentina : Recurring EBITDA reflected a top line affected by lower consumption, price investment and inflationary pressures on cost and expenses, - 2 . 7 % margin ( - 351 bps) as percentage of Net Revenue in 1 Q 25 . Group Net Result The Company reported a net result of COP $ 93 , 147 M during the 1 Q 25 , the best first quarter in the last decade, this result reflected advances in commercial strategy and particularly the operational improvement of retail operations from Colombia and Uruguay partially offset by operating performance in Argentina affected by macroeconomic adjustments .

In addition, non - operational effects such as lower non - recurring expenses from the restructuring process and closing of non - profitable stores in 1 Q 24 , efficiencies in financial costs and Tuya ending the quarter with a positive result, turned last year’s negative figures, reaching a net result margin of 1 . 7 % of revenues . Earnings per Share (EPS) Diluted EPS was COP $ 71 . 8 per common share in 1 Q 25 compared to the COP $ - 29 . 2 reported in the same quarter last year . Cash and debt at holding level Reduced Gross debt and stable cash levels when excluding the effect of special factoring operations . • Net Financial debt impacted by cancellation of special factoring operations to reduce financial cost and operational performance in 1 Q 25 reflected a strong beginning of the year and confirming the positive trend seen during 2 H 24 . Partially offset by : • Higher dividends received from subsidiaries. • Focus on efficiencies and optimization of investments to prioritize cash availability and concentrated on execution in the second half . 2.3. Material changes in the financial statements Please refer to 2.1 and 2.2. items of this report. 3 OPERATIONAL PERFORMANCE 1. Main operations A description of the main operating activity, including production, sales, and market developments. General Corporate Information Almacenes Éxito S . A . is a stock corporation ( sociedad anónima ) domiciled in Envigado, Colombia and operates under Colombian laws and regulations . Éxito was incorporated under the laws of Colombia on March 24 , 1950 . The life span of Éxito continues until December 31 , 2150 . Éxito’s principal place of business is at Carrera 48 No . 32 B Sur – 139 , Envigado, Colombia . The telephone number at this address is +(57) 604 9696 . Our corporate website address https : //www . grupoexito . com . co/en .

Grupo Éxito is a public Company, listed on the Colombian Stock Exchange since 1994 . Our controlling shareholder is Cama Commercial Group Corp . (hereinafter, for the purposes of this Report, the “Calleja Group”, a Salvadorian food retailer) . As of the date of this Report, the majority shareholder held 86 . 84 % of the outstanding capital stock through direct ownership of 1 , 127 , 117 , 641 common shares of Almacenes Éxito S . A . , This direct ownership of common shares is the result of the decision to cancel the portion of the capital it controlled through JPMorgan (Depositary in the United States market), composed of 106 , 158 , 488 ADRs acquired in the tender offer process carried out in the United States and which represented 65 . 44 % of the Company's capital stock . Overview With nearly 120 years of experience in retailing, Grupo Éxito is the leading food retail platform in Colombia and Uruguay, and has a significant presence in northeastern Argentina . Grupo Éxito operates under an omnichannel strategy that facilitates the customer shopping experience in such a way that they can find what they want, when they want, at the time they want and in the channel they prefer, either in physical stores, or in digital or e - commerce platforms, where they can purchase consumer products, fresh, prepared foods, textiles, home, entertainment, digital electronics, technology, toys, among others . The diversification of its revenues through traffic and asset monetization strategies has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses, such as shopping malls in Colombia and Argentina, and financial services such as credit cards, virtual wallets and payment networks . The company also has other businesses in Colombia, such as travel, insurance, cell phones and money transfers . Always seeking to adapt to new consumer trends and increase its competitive advantages, in 2024 Grupo Éxito announced three major initiatives for the development of its Colombian operation : brand unification, assortment expansion and savings levers . 1. Unification of brands: In the first half of 2024 , it began the project to unify its retail brands in Colombia under Éxito and Carulla, two leading and emblematic brands that are in the hearts, minds and preference of Colombians . These are the brands with the greatest capillarity, broad assortment and that offer a differential customer experience . Through them, the company will strengthen its product proposal with “Unbeatable Price”, the high and low strategy (deep offering) and assortment expansion . This will be a gradual process that will take place over the medium term . During 2024 , it is planned to convert around 30 Surtimax, Super Inter and Surtimayorista stores to the Éxito and Carulla brands, which will operate in the same stores and with the stores' own personnel . In this way, the location, proximity and knowledge of customers will be preserved . This project will be massified over a period of 2 to 3 years .

grupo éxito Nutrimos de oportunidades a Colombia

2. Assortment expansion:

With the assortment expansion our goal is that the customer can find a greater supply of products in our stores and thus make their complete market in our stores. We have strengthened the commercial plan for the Pantry Mission, a fortnightly weekend activation that seeks to enable the customer to stock the entire market, large sizes to stock his pantry and store, and for the Replenishment Mission, a non-fortnightly weekend activation that seeks to enable the customer to adjust his market with low-disbursement and smaller-sized products.

3. Savings levers:

Savings levers correspond to a conviction: Grupo Éxito firmly believes that as a company it has the responsibility to contribute to the welfare and dignity of Colombian families, and it does so by expanding the assortment and the best quality-price ratio and does so through:

- **Products at "Unbeatable Price":** it is an alternative of savings and relief for the pockets of Colombians. A savings strategy that was born more than 10 years ago and over time has been evolving and today is permanently present in all Exito Group stores in Colombia and in e-commerce channels. This year it has been strengthened and now has a portfolio of more than 1,000 own-brand and national brand products, many of them from the basic family shopping basket.

- This strategy is permanently developed in four of Grupo Éxito's brands nationwide, Éxito, Carulla, Super Inter and Surtimax, and in the e-commerce channels. More than 80 suppliers **of Grupo Éxito have joined this strategy to offer, in addition to their own brands, the country's leading brand products**.

- For the first time, products from key categories are linked to the strategy, in addition to food, entertainment, home and bazaar and textile, maintaining the premise of the lowest prices in the market in relation to quality-price ratio.

- **Themed days:** Discounts every week with the "Martes del campo" (30% discount on all fruits, vegetables and flowers), "Miércoles de carnes frescas" (20% discount on selected cuts of beef and pork and on all chicken and fish), "Viernes de celebración" (25% discount on wines, sparkling wines and champagnes) and "Sábado de parrilla" (20% discount on all imported, craft and non-alcoholic beers and 15% discount on beef, pork, chicken and fresh fish).

- **"Megaofertas":** Discounts on family basket products every weekend of the fortnight.

- **Savings basket:** Discounts on products for market adjustment on non-fortnightly weekends.

o Likewise, the traditional promotions of the brands are transversal, the most important retail promotions in Colombia, such as Exito Anniversary, Carulla Anniversary, or Megaprima, which in its most recent version in July was carried out in all retail brands . The Company has a garment industry in which it designs and manufactures garments under its own brands such as Arkitect, Bronzini, Custer, Bluss, and People, which have a high market penetration . The textile industry is the result of a DNA anchored in the history of Grupo Éxito, since this brand was born in 1949 as a warehouse for the sale of fabrics and textiles, where the first own brand of the category was created . It also operates an industrial food plant where private label food products are processed and packaged, including meat, baked goods, prepared foods and bottled water, among others . In Uruguay, Disco supermarkets and Devoto supermarkets and convenience stores serve the premium segment, and Géant hypermarkets serve the mid - market segment . In Argentina, Libertad hypermarkets, Libertad minimarkets and Mayorista supermarkets serve the mid - market segment . Operating Segments We disclose information by operating segments, which are defined as components of an entity whose operating results are regularly reviewed by the chief operating decision maker for decision - making purposes about resources to be allocated . Our chief operating decision maker is, collectively, our Board of Directors . Our three operating segments that we report are : Colombia o Éxito: revenues from retailing activities, with stores under the banner Éxito. o Carulla: revenues from retailing activities, with stores under the banner Carulla. o Low cost and others: revenues from retailing and other activities from stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format. Argentina Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Libertad Fan We also have “ Mini Mayorista Libertad ” stores, a nearby proposal for customers looking for the best price per volume on basic products, and the “F resh Market Libertad ”, a new supermarket format that prioritizes the offer of top - quality fresh products and own elaboration . Uruguay Revenues and services from retailing activities in Uruguay from stores under the banners Disco , Devoto and Géant .

In all the countries where we operate, we have also developed a digital strategy, which has achieved significant growth in recent years in all the countries in which we operate . Our digital omnichannel includes e - commerce, click and collect and last mile, digital catalogue, home delivery and B 2 B . In Colombia, we also offer our clients last mile and home deliveries in all our formats including our partnership with Rappi, the leading delivery app in Colombia in terms of sales, according to Green Information Group . Together with Rappi, we offer Turbo - Fresh, a last - mile delivery service, through dark stores, with an average delivery time of 10 minutes . Our WhatsApp selling service enables penetration in lower - income segments in Colombia and our click & collect is a differentiated service versus other traditional retailers and e - commerce players . Other Businesses and Services In addition to our retail operations, we offer complementary services in alliance with local partners, as part of our strategy to monetize traffic and real estate assets . Puntos Colombia Puntos Colombia is 50 / 50 joint venture between us and Bancolombia . Puntos Colombia operates a loyalty program pursuant to which its users earn points when purchasing from us and our partners including Starbucks, Celio, Pilates and Cine Colombia, among others . These points are redeemable for products or services available at the Puntos Colombia platform . Additionally point holders have other benefits including discounts . Tuya Tuya is a 50 / 50 joint venture between Éxito and Bancolombia . Tuya is a financial institution focused on issuing credit cards and granting consumer loans to low - and mid - income segments that the traditional banking system does not serve, thus promoting financial access . Insurance We have also joined with Grupo Sura to offer micro - insurance solutions to clients. Viajes Éxito Viajes Éxito, our joint travel agency with Avianca, the major airline in the region. Móvil Grupo Éxito is the first retailer in Colombia to offer mobile telephony services, MVNO (“Mobile Virtual Network Operator”) in alliance with TIGO, mobile network carrier in Colombia, our MVNO is the second largest in the country according to the most recent information disclosed by the Colombian Ministry of Information Technologies and Communications ( Ministerio de Tecnologías de la Información y Comunicaciones de Colombia ) .

Money Transfers The Company offers local and international money transfer services for our customers. Real Estate Business Units We also operate a real estate business division which aims to maximize the value of our assets and to develop new projects that take full advantage of the expertise and customer knowledge obtained through our core retail business. In December 2016, we launched Viva Malls in Colombia, a dedicated private real estate vehicle in Colombia with FIC which owns 49%. In Argentina, our real estate business operates under the brand Paseo Libertad . Our Products In Colombia, Uruguay and Argentina the Company offers mostly ready - for - sale products that we purchase and resell to our end - user customers . Only a portion of our products are produced at our industry facility and in our stores, by our technical team for the development of perishables . In certain circumstances, we have entered into partnerships with suppliers who deliver semi - finished products that are finished at our stores . The products manufactured or handled at our industry facility and our stores include : (1) fruits and vegetables, which are cut or packaged at our stores ; (2) meat (beef, pork, chicken and fish) as well as cold cuts and cheeses, which are cut, weighed and packaged at our stores ; (3) ready - to - eat meals sold at our deli counters ; and (5) bread, cakes and sweets made at the bakeries located within our stores . Industry and Competitive Position The Colombian Retail Sector The Colombian retail sector is largely influenced by the overall level of economic activity in the country and the level of per capita available income . The Colombian food retail sector is served through a wide variety of channels including privately - owned supermarkets, limited assortment and convenience stores, government - subsidized cooperatives known as cajas de compensación , specialty stores (e . g . , butcher shops, bakeries, etc . ) and delivery operations . A large number of Colombians continue to shop through traditional channels, driven mainly by independent small grocers . Discount retailers have been gaining traction in the Colombian retail market and have experienced strong growth over the last past five years . This has been the result of efforts in new store openings and the arrival of various new sector participants . The cash and carry segment serves mainly the institutional market . Traditional consumers continue to be attracted by smaller and more accessible formats . Shopping centers have also increasingly gained importance as an alternative shopping destination for households in the country . Grupo Éxito faces strong competition in the Colombian retail sector from international and domestic retailers, including Cencosud and Olímpica and discount retailers such as D 1 (Koba LLC) and Ara (Jerónimo Martins) and independent supermarkets .

grupo éxito Nutrimos de oportunidades a Colombia

In this context, Grupo Éxito Colombia gained 0.9 percentage points of same-store market share during the first quarter of 2025. Regarding the main cities of the country, market share growth was reflected as follows:

- Bogotá: +1.2pp.
- Barranquilla: +0.6pp.
- Medellín: +1.5pp.
- Cali: +2.5pp.
- Cartagena: +0.4pp.

The Uruguayan Retail Sector

Uruguay is largely influenced by the overall performance of economic activity in the country. The Uruguayan retail sector has positively trended in recent years; sales have been boosted by e-commerce and app-based delivery services that have become increasingly popular in Uruguay, benefitting from increasing smartphone penetration. As sales through e-commerce grow, setting up an efficient infrastructure for direct delivery is becoming increasingly important. Due to the pandemic, companies have had to develop new strategies around their logistics and product delivery, and this has greatly improved delivery infrastructure.

Our main competitors in the Uruguayan retail sector include Tienda Inglesa, El Dorado and Ta-Ta.

The Argentinian Retail Sector

Amid a challenging macroeconomic context in which inflation continues to be the protagonist even though it has begun to subside, the country's economy faces important challenges that affect consumption and, therefore, retail sector. While traditional grocery retailers continue to maintain their prevalence over modern outlets, recent changes in consumer habits have favored the development of modern proximity outlets that accept credit cards and/or offer access to financing. Traditional grocery retailers, particularly small grocers, have lost ground to the expansion of modern retail channels, similarly, cash and carry remained one of the most relevant channels for Argentinean consumers.

Leading supermarkets chains are also investing in distribution centers, as rapid delivery is a key-way of improving the customer experience. Delivery platforms are developing distribution centers to deliver a small selection of basic own branded products, as well as act as a delivery intermediary for other retailers. E-commerce focused on improving online operations and special discounts and promotions as a key strategy to attract customers.

No retail chain in Argentina is present throughout the entire country, with several international brands concentrated in Buenos Aires and local or regional brands having a leadership presence in other provinces. Key competitors include Carrefour, Cencosud, Dia and Wal - Mart. Evolution of major projects, investments and divestments made during the quarter. Investments Consolidated Capital Expenditures during 1 Q 25 reached COP $ 46 , 299 M, of which 56 . 3 % was allocated to expansion, innovation, omni - channel and digital transformation activities during the period, and the remainder, to maintenance and support of operational structures, IT systems updates and logistics . Food Retail Expansion • As of 1 Q 25 , Grupo Éxito totalled 45 stores from openings, reforms, conversions, an d refurbishments ( 42 i n Colombia an d 3 i n Uruguay) . The Company totalled 604 food retail stores, geographically diversified a s follows : 488 stores i n Colombia, 92 i n Uruguay an d 24 i n Argentina, an d consolidated selling area reached 1 . 03 M square meters . The store count d i d not in c l u de the 2 , 048 a l l ie s (+ 840 LTM) i n Colombia . • In line with the company's strategy, aiming for efficiencies to increase profitability, during the first quarter of 2025 , 9 underperforming stores were closed in Colombia, 7 in Uruguay and 3 in Argentina . 4. RISKS AND RISK MANAGEMENT 1. Market Risk updates Market risk The purpose of market risk management is to manage and control exposure changes in exchange rates, interest rates or stock prices . Interest rate risk Éxito Group's exposure to interest rate risk is mainly related to debt obligations incurred at variable interest rates or indexed to an index beyond the control of Éxito Group . Most of Éxito Group's financial liabilities are indexed to market variable rates . To manage the risk, Éxito Group performs financial exchange transactions via derivative financial instruments (interest rate swaps) with previously approved financial institutions, under which they agree on exchanging, at specific intervals, the difference between the amounts of fixed interest rates and variable interest rates estimated over an agreed upon nominal principal amount, which turns variable rates into fixed rates and cash flows may then be determined . Currency risk Éxito Group's exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long - term debt liabilities, when they exist, and with Éxito Group's operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency), as well as with Éxito Group's net investments abroad . Éxito Group manages its exchange rate risk via derivative financial instruments (namely forwards and swaps) whenever such instruments are efficient to mitigate volatility . When exposed to unprotected currency risk, Éxito Group's policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected . Not all financial derivatives are classified as hedging transactions ; however, Éxito Group's policy is not to carry out transactions for speculation . At March 31 , 2025 Group hedged almost 100 % of their purchases and liabilities in foreign currency . During the first quarter of 2025 , there were no material changes in market risks . 4.2 Update of other risks According to the analysis and monitoring carried out on the external and internal context in light of trends in the political, economic, social, technological, environmental and legal areas, during the first quarter of 2025 there were no material variations in the level of risk exposure and no new risks were identified in addition to those reported in the periodic report for the fourth quarter of 2024 and in the report for the end of the 2024 fiscal year . The main risks that continue to be the focus of permanent monitoring in the company are : Social, Macroeconomic and Information Security, recognizing the following triggering factors that could lead to the materialization of these : Social risk : o Social nonconformity, disinformation and polarization. o Socioeconomic, generational and technological inequality. o Armed conflict and violence. o Migratory crisis. Macroeconomic risk: o World economy and geopolitical tensions. o Fiscal deficit, inflation, country risk, unemployment rate. o Structural reforms. Information Security risk:

o Failures in the custody and storage procedures of physical and digital information. o Cyber - attacks. o Leakage of information by internal or external personnel. Regarding risks and their triggering factors, the company implements several management strategies to mitigate both the probability of occurrence and negative impacts : Social risk: o Social projects or strategic social reinvestment projects for a positive impact on society. o Community development program through actions such as employability, zero malnutrition and sustainable trade. o Plans and protocols for emergency and crisis response. Macroeconomic risk: o Working capital expense control and action plans for cash flow efficiency. o Interest rate hedging strategies for debt and foreign currency obligations. o Availability of resources and renegotiation of interest rates on lines of credit. In addition, seeking to alleviate the current inflationary impact on consumers, the company has a commercial strategy leveraged by a) Unbeatable prices in own and national brands, b) Promotional events in all brands, c) Weekly thematic days for key product categories . Information Security risk: o Ethical Hacking tests. o Access management for authentication and authorization. o 24x7 SOC (Security Operation Center) event monitoring. 5. SOCIAL, ENVIRONMENTAL AND CLIMATE ISSUES 1. Monitoring of social and environmental issues, including climate issues

Grupo Éxito recognizes the social and environmental impact of its operations in the communities where it is present, the footprint it leaves on its Stakeholders and its responsibility in the construction of the country, considering the three axes of action of conscious capitalism : social, environmental and economic . To integrate this vision of sustainability into our operations, the company has a sustainability policy aligned with the global sustainable development agenda - defined in the Sustainable Development Goals and the United Nations Global Compact - , as well as with the six (6) strategic challenges declared by the company, which are managed and monitored in an integral manner : In line with this commitment, and for the sixth consecutive year, our company was recognized in the S&P Global Sustainability Yearbook 2025 , one of the most rigorous evaluations worldwide in environmental, social and governance (ESG) matters . Our company was included in the Members category, with a 95 th percentile in the global industry and a score of 68 out of 100 , standing out as the only Colombian retailer included in this edition . At the national level, we were again recognized by the Merco business monitor as the most sustainable retailer in Colombia, occupying first place in the “Department Stores, Retail” sector ranking of the Merco Responsabilidad ESG Colombia 2024 study . For each of the strategic sustainability pillars, the key monitoring indicators related to the first quarter of 2025 ( 1 Q - 2025 ) are presented below : Zero malnutrition : In conjunction with Fundación Éxito, the company is working towards its goal of contributing to the eradication of chronic malnutrition in Colombia by 2030 .

By the first quarter of 2025, the company achieved: Sustainable trade : The company works to cultivate local and direct purchasing opportunities and foster fair trade practices that promote the integral development of our partners and suppliers . By the first quarter of 2025 , the company achieved : My planet : The company works to maximize the positive impact on the environment and works to reduce, mitigate and compensate the negative impacts of its operations on the environment, as well as to contribute to the generation of environmental awareness among the different stakeholders . By the first quarter of 2025, the company achieved:

Collect 4.632 tons of recyclable material in the operation. Healthy lifestyle : The company works to mobilize customers, employees and suppliers towards healthier and more balanced lifestyles through a portfolio of products and services that enable them to generate healthy lifestyles . By the first quarter of 2025 , the company managed to commercialize : 5.697 healthy living PLUS national brand. 564 vegetable protein PLUS. 437 healthy living PLUS own brand. 422 own - brand healthy living PLUS (Taeq). 16 organic PLUS. Additionally, during the first quarter of 2025:

Our people: The company works to attract, cultivate and retain the best talent; promote diversity, inclusion and social dialogue. By the first quarter of 2025, the company achieved: Governance & Integrity : The company works to build relationships of trust within a framework of integrated performance, under high standards of corporate governance, ethics, transparency and respect for human rights . By the first quarter of 2025 , the company achieved : 5.2 Material changes There were no material changes in the company's ESG strategy for the period January 2025 to March 2025. 6 CORPORATE GOVERNANCE 1. Material changes in the Corporate Governance structure Decisions adopted by the General Shareholders' Meeting:

o On March 27 , 2025 , the ordinary meeting of the General Shareholders' Meeting approved (i) the Management Report of the CEO and the Board of Directors and the separate and consolidated Financial Statements as of December 31 , 2024 ; (ii) the proposed distribution of an annual dividend of COP $ 21 . 11 for the 1 , 297 , 864 , 359 outstanding shares ; (iii) the amendments to the Company's Bylaws ; and (iv) the amendments to the General Shareholders' Meeting Regulations . The content of each of the decisions taken has been informed through the relevant information mechanism provided by the Financial Superintendency of Colombia and is also available on the corporate website by clicking here . o Bylaws : a total of 26 articles were amended, including the regulation of : 1. Chief Executive Officer 2. General Shareholders' Meeting 3. Board of Directors 4. General Counsel In relation to the regulation of the Chief Executive Officer, the quality of legal representative was separated from the denomination of a position and in its place will have the denomination of Chief Legal Representative and Alternate Legal Representative, who will be appointed by the Board of Directors regardless of the position they hold in the Company . Under this premise, seven articles were amended in order to : Establish that the Board of Directors appoints and removes the alternate legal representatives. Regulate the definition of accidental, transitory or absolute absences of the Chief Legal Representative Adjust the limitations to legal representation. Modify the maximum amount authorized for alternate legal representatives to sign documents on behalf of the company. Adjust the regulation to the internal structure of the company. In relation to the regulation of the General Shareholders' Meeting, 10 articles were amended to address the following matters: The denomination of President was replaced by that of Chief Legal Representative detaching it from a specific position . It was expressly included that the notice of call must contain the date, time and place of the meeting and the means by which the notice of call is communicated were limited in such a way that it is possible to carry it out according to the means available to the Company .

The grounds on which information requested by the shareholders may be denied were expressly stipulated . It was specified that the Chairman of the Board of Directors shall preside over the General Shareholders' Meeting in the absence of the Chief Legal Representative . It was regulated that the quotas for donations approved by the General Shareholders' Meeting from profits shall subsist until they are exhausted and not according to the fiscal year in which they were approved . Regarding the Board of Directors, eight articles were amended with the following objectives : Enable the Legal Representatives to be members of the Board of Directors, specifying in any case that they may not serve as Chairman of the Board of Directors in accordance with the provisions of the Law . To replace the term “President” with the term “Chief Legal Representative” . Include some functions that were delegated to the Support Committees to ensure that the Board of Directors is aware of the issues that are its responsibility and leadership . Establish that it is the function of the Board of Directors to freely appoint and remove the Chief Legal Representative of the Company and his or her alternates and the manner in which the latter will act, as well as the manner in which they will replace him or her in the event of temporary or accidental, absolute absence or due to being immersed in any cause of disqualification or impediment . Establish that it is the function of the Board of Directors to define and approve the remuneration and compensation policy, performance evaluation and succession of the Internal Auditor, General Counsel and Senior Management . With respect to the regulation of the General Counsel l, an article was amended to specify that the General Counsel shall be elected in all cases by the Board of Directors, notwithstanding the fact that he/she occupies an executive position within the Company . The details of the approved by - laws reform proposal are available on the corporate website, by clicking here . o Other approved corporate governance instruments: Amendments were made to the Regulations of the General Shareholders' Meeting, in order to align this corporate governance document with the amendment to the Company's bylaws . The content of this amendment is available on the corporate website, by clicking here . o Change in the corporate structure:

As informed to shareholders and the market through the relevant information mechanism, on March 3 , 2025 , the Board of Directors approved the appointment of Fernando Carbajal Flores as Financial and Administrative Vice President of the Company . Likewise, on March 28 , 2025 , the Board of Directors approved the following modifications in relation to the corporate structure : The Vice - Presidency of Corporate Affairs was eliminated to create in its place the General Secretariat in charge of the General Management. The Financial and Administrative Management was created under the Financial and Administrative Vice - Presidency. The appointment of Juan Esteban Gómez Sanchez as General Counsel was approved. Juan Carlos Calleja Hakker was appointed as Principal Legal Representative and Juan Carlos Calleja Hakker was appointed as Alternate Legal Representative: o Fernando Alfredo Carbajal Flores as first alternate to the Chief Legal Representative. o Carlos Mario Giraldo Moreno as second alternate to the Principal Legal Representative. o Juan Lucas Vega Palacio as third alternate to the Chief Legal Representative. o Luz María Ferrer Serna as fourth alternate to the Chief Legal Representative. o Sebastían Pérez Arango as fifth alternate to the Principal Legal Representative. o Vivian Lucía de la Pava Ruiz as sixth alternate to the Chief Legal Representative. o Juan Esteban Gómez Sánchez as seventh alternate to the Chief Legal Representative. The current composition of the management team and the Company's organizational structure are available on the corporate website . o Other corporate governance matters: In session of January 28 , 2025 , the Board of Directors approved (i) the 2024 Corporate Governance report, and (ii) the amendment to the Corporate Governance Code, regarding the financial and non - financial disclosure policy and the Audit and Risk Committee regulations . On February 26 , 2025 , the Board of Directors approved the modification of the Remuneration and Evaluation Policy for Senior Management .

In line with the delisting and deregistration process of the Company's American Depositary Shares (“ADS”): January 8 , 2025 was the last day of trading of the ADSs on the NYSE . On January 21 , 2025 , the termination of the ADS program became effective . On May 5 , 2025 , the Company reported that JPMorgan Chase Bank N . A . (“JPMorgan”) announced that it sold the shares underlying the Company's American Depositary Receipts (“ADS”) . Regarding the discontinuation process of the Company's Brazilian Depositary Receipts Level II (“BDRs”): On February 14 , 2025 the Company reported on the approval granted by the Board of Directors to the discontinuation of the BDRs program, this process is subject to approvals by the B 3 and the Comissão de Valores Mobiliários of the Federative Republic of Brazil (“CVM”) . On April 17 , 2025 the Company informed that B 3 S . A . - Brasil, Bolsa, Balcão and the CVM approved the procedures and conditions for the voluntary discontinuation of the BDRs program . 7 ANNEX 1. Glossary • Accounting policies: these are the specific principles, bases, agreements, rules and procedures adopted by the entity in the preparation and presentation of its financial statements. • Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. • Asset : is a resource: (a) controlled by the entity as a result of past events; and (b) from which the entity expects to obtain future economic benefits. • Cash equivalents are short - term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. • Carbon footprint: The carbon footprint is the amount of greenhouse gases - GHG emitted to the atmosphere by direct or indirect emanation of an individual, organization, event or product (WRI, 2015). • Chronic malnutrition : “Chronic malnutrition or stunting is a multi - causal condition that alters the physical and cognitive development of children in their first 5 years of life, with irreversible effects” Fundación Éxito, 2015 . • Circular Economy : Production and consumption systems that promote efficiency in the use of materials and resources, taking into account the resilience of ecosystems, the circular use of material flows through the implementation of technological innovation, alliances and collaborations between actors, and the promotion of business models that respond to the fundamentals of sustainable development (National Government, 2019 ) . (National Government, 2019 ) . • Climate Change : According to the United Nations Framework Convention on Climate Change (UNFCCC), it is understood as a change in climate attributed directly or indirectly to human activity that alters the composition of the global atmosphere and that is in addition to natural climate variability observed over comparable time periods . • Colombia results : consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . • Common stock: is an equity instrument that is subordinate to all other types of equity instruments. • Community: Individuals and groups, natural or legal, who live and work in the areas where the company has operations. • Conflict of Interest: A situation in which the interests of an employee, Shareholder, Administrator of the Company, its subsidiaries, subordinates or Related Parties, its strategic allies or external auditors, or any third party related to them, conflict with the interests of the Company, putting at risk the objectivity and independence in decision - making or in the exercise of their functions . • Consolidated financial statements: are the financial statements of a group presented as if it were a single economic entity. • Consolidated results : Almacenes Éxito and Colombian and international subsidiaries in Uruguay and Argentina. • Direct Purchase: Purchases made from suppliers that produce at least one of the goods purchased by the Company. As far as possible, priority will be given to small farmers and micro and small enterprises. • Eco - labeling : Distinctive that informs and encourages consumers to correctly separate packaging material with clear and precise instructions that facilitate the identification of materials, their recyclability, and actions prior to their separation . • Ecodesign : Validate the integral design of packaging by analysing its regional recyclability, sustainability in terms of resource use, functionality . and technical feasibility, incorporating strategies for disposal, reuse and/or circulation of materials, in addition to eco - labeling and user experience (EMF, 2020 ) . • EPS : Earnings per share calculated on a fully diluted basis . • Extended Producer Responsibility : an environmental policy approach in which responsibility – physical and/or economic – is transferred to the producer for the treatment or disposal of post - consumer products" (MADS, 2021 ) . • Fair value : the amount for which an asset could be exchanged or a liability cancelled between duly informed interested parties, in a transaction conducted under conditions of mutual independence. • Financial instrument : is any contract that gives rise simultaneously to a financial asset in one entity and a financial liability or equity instrument in another entity . • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line) ; cash flow re - expressed in line with the financial statements . • Gender Equity : “is defined as fairness in the treatment of women and men according to their respective needs, either with equal treatment or with differentiated treatment that is considered equivalent in terms of rights, benefits, obligations and possibilities” .

grupo éxito Nutrimos de oportunidades a Colombia

- **GLA:** Gross Leasable Area.
- **GMV:** Gross Merchandise Value.
- **Greenhouse gases:** GHGs are compounds that are present in the atmosphere and can increase its temperature. This is due to their capacity to absorb and transmit infrared radiation (IDEAM, 2015).
- **Holding:** Almacenes Éxito results without Colombian and international subsidiaries.
- **Global pact**: is an initiative that promotes the commitment of the private sector, public sector and civil society to align their strategies and operations with ten universally accepted principles in four thematic areas: human rights, labor standards, environment and anti-corruption, as well as contributing to the achievement of the Sustainable Development Goals (SDGs).
- **Financial Result**: impacts of interest, derivatives, valuation of financial assets/liabilities, exchange rate and others related to cash, debt and other financial assets/liabilities.
- **Liability**: is a present obligation of the company, arising from past events, at the maturity of which and in order to settle it, the company expects to dispose of resources that incorporate economic benefits.
- **Local Purchase:** Purchase of products from suppliers in the national territory.
- **Net Revenue:** Total Revenue related to Retail Sales and Other Revenue.
- **Recurring EBITDA:** Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non-recurring operational income (expense).
- **Recycling:** Those processes by which materials or waste from containers and packaging are transformed to return their potential for reincorporation as raw material for the manufacture of new products (MADS, 2020).
- **Reduce:** Reduce packaging materials by prioritizing materials with a low recyclability index or those that do not fulfill an indispensable function as a packaging component.
- **Reuse:** Extension of the useful life of packaging that is reused without the need for a prior transformation process.
- **Recurring Operating Income (ROI):** Gross profit adjusted for SG&A and D&A.
- **Sales**: sales related to the retail business.
- **Single-use plastic:** (i) Containers for food intended for immediate consumption, on the spot or to go, which are regularly consumed in the container itself and do not require further preparation, such as cooking, boiling or heating; (ii) Plates, trays, cutlery and glasses; (iii) Mixers and straws for beverages; (iv) Lightweight plastic bags (point-of-payment and pre-cutting of fruit) (EU,2019).
- **Separate financial statements:** are the financial statements of an investor, whether it is a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the related investments are accounted for on the basis of the amounts directly invested, rather than on the basis of the results achieved and the net assets owned by the investee.
- **Scope 1:** accounts for direct GHG emissions from sources owned or controlled by the company, e.g., emissions from combustion in Climate Change Policy 2022 boilers, furnaces, vehicles, etc. (World Resources Institute and World Business Council for Sustainable Development, 2004).
- **Scope 2:** accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that I know is purchased or otherwise brought into the company's facility. Scope 2 emissions are physically produced at the facility where the electricity is generated (World Resources Institute and World Business Council for Sustainable Development, 2004).

• Scope 3 : is an optional reporting category that allows treatment of all other indirect emissions . Scope 3 emissions result from the company's activities but are produced from sources that are not owned or controlled by the company . Examples of Scope 3 activities include extraction and production of purchased materials ; transportation of purchased fuels ; and use of sold products and services (World Resources Institute and World Business Council for Sustainable Development, 2004 ) . • Stakeholders : Are all those persons or group of persons who have an interest in the Company, or who could be impacted by the development of its business activity . Stakeholders are those persons who, without having a direct interest in the Company, may affect the fulfillment of its objectives . Therefore, these are groups of people who may have an impact on the Company's sustainability . Stakeholders include, among others, Shareholders, Investors, Directors, Administrators, employees, suppliers, contractors, customers, opinion leaders and the community in general . • Sustainable Mobility : Sustainable mobility systems are those that last over time, without consuming non - renewable resources, i . e . , using natural resources, without affecting the environment and without endangering the quality of life (Restrepo, 2019 ) . • Sustainable Development Goals : The Sustainable Development Goals, SDGs, are the basic principles that mark the 2030 agenda proposing goals to end poverty, protect the planet and ensure that all people enjoy peace and prosperity . These principles establish global goals, targets and indicators that were adopted by 195 Member States of the United Nations in order to achieve a world without poverty, in which the environment is protected and where all people enjoy peace and a prosperous life . • Tree Cover : Can refer to trees in plantations as well as natural forests . • Other Income : Income related to ancillary businesses (real estate, insurance, travel, etc . ) and other income . • VMM : Same - meter sales including the effect of store conversions and excluding the calendar effect . Notes: • Numbers expressed in long scale, COP billion represent 1,000,000,000,000. • Growth and variations expressed in comparison to the same period last year, except when stated otherwise. • Sums and percentages may reflect discrepancies due to rounding of figures. • All margins calculated as percentage of Net Revenue. • Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 10.4% at Net Revenue and - 9.1% at recurring EBITDA in 1Q24. • Data in COP includes a - 17% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 1Q24 and - 79.8% in Argentina, respectively, calculated with the closing exchange rate. • Almacenes Éxito S.A: Grupo Éxito or the Company has the following tickers: BVC: ÉXITO / ADR: EXTO / BDR: EXCO32 7.2 Financial Statements

1 Almacenes Éxito S.A. Condensed consolidated financial statements for interim periods As of March 31, 2025, and December 31, 2024, and for the three - month periods ended March 31, 2025, and 2024

2 Almacenes Éxito S.A. Condensed Consolidated Statement of Financial Position for Interim Periods As of March 31, 2025, and December 31, 2024 (Amounts expressed in millions of Colombian pesos) December 31, March 31, 2024 2025 Notes Current assets 1,345,710 985,557 7 Cash and cash equivalents 659,699 493,727 8 Trade receivables and other receivables 33,654 24,289 9 Prepayments 37,670 32,219 10 Receivables from related parties 2,818,786 2,796,003 11 Inventories, net 4,525 1,782 12 Financial assets 553,916 607,856 24 Tax assets 2,645 2,645 41 Assets held for sale 5,456,605 4,944,078 Total current assets Non - current assets 10,459 9,967 8 Trade receivables and other receivables 11,210 10,560 9 Prepayments - 446 10 Receivables from related parties 15,141 14,255 12 Financial assets 253,085 269,158 24 Deferred tax assets 4,261,625 4,185,725 13 Property, plant and equipment, net 1,828,326 1,809,370 14 Investment property, net 1,728,352 1,716,143 15 Rights of use asset, net 400,714 389,937 16 Other intangible assets, net 3,297,086 3,273,010 17 Goodwill 291,554 301,623 18 Investments accounted for using the equity method 398 398 Other assets 12,097,950 11,980,592 Total non - current assets 17,554,555 16,924,670 Total assets Current liabilities 1,984,727 1,904,965 20 Loans, borrowings, and other financial liability 4,055 4,214 21 Employee benefits 47,327 33,231 22 Provisions 43,757 44,162 10 Payables to related parties 4,408,479 3,948,618 23 Trade payables and other payable 299,456 300,247 15 Lease liabilities 119,210 119,686 24 Tax liabilities 60,481 74,174 25 Other financial liabilities 230,068 168,998 26 Other liabilities 7,197,560 6,598,295 Total current liabilities Non - current liabilities 273,722 255,701 20 Loans, borrowings, and other financial liability 34,776 34,492 21 Employee benefits 14,068 13,896 22 Provisions 22,195 1,731 23 Trade payables and other payables 1,684,788 1,666,047 15 Lease liabilities 304,235 296,961 24 Deferred Tax Liabilities 7,321 6,688 24 Tax liabilities 378 363 26 Other liabilities 2,341,483 2,275,879 Total non - current liabilities 9,539,043 8,874,174 Total liabilities Equity 4,482 4,482 27 Issued share capital 1,491,467 1,518,855 27 Reserves 5,192,563 5,207,839 27 Other equity components 1,327,000 1,319,320 Equity Attributable to Non - Controlling Interests 8,015,512 8,050,496 Total equity 17,554,555 16,924,670 Total liabilities and equity The accompanying notes are an integral part of the unaudited condensed separate interim financial statements

3 Almacenes Éxito S.A. Condensed Consolidated Statement of profit or loss for Interim Periods For the three - month periods ended March 31, 2025, and 2024 (Amounts expressed in millions of Colombian pesos) January 1 to March 31, 2024 January 1 to March 31, 2025 Notes Continuing operations 5,275,139 5,404,642 28 Revenue from contracts with customers (3,953,186) (4,021,869) 11 Cost of sales 1,321,953 1,382,773 Gross profit (1,205,139) (1,200,784) 29 Distribution, administrative and selling expenses 11,668 11,468 31 Other operating revenue (31,340) (2,128) 31 Other operating expenses (1,914) 7,013 31 Other (loss) income, net 95,228 198,342 Operating profit 102,777 46,245 32 Financial income (185,487) (123,217) 32 Financial cost (22,060) 10,070 18 Share of profit (loss) in associates and joint ventures (9,542) 131,440 Profit (loss) before income tax from continuing operations 1,562 (3,716) 24 Income tax (expense) (7,980) 127,724 Profit for the year Profit (Loss) Attributable to: (37,863) 93,147 Owners of the Parent 29,883 34,577 Non - Controlling Interests (7,980) 127,724 Profit (Loss) for the Period Earnings per share (*) Basic earnings per share (*): (29.17) 71.77 33 Basic Earnings (Loss) per Share from Continuing Operations Attributable to Owners of the Parent (*) Amounts expressed in Colombian pesos. The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

4 Almacenes Éxito S.A. Condensed Consolidated Statement of Comprehensive Income for Interim Periods For the three - month periods ended March 31, 2025, and 2024 (Amounts expressed in millions of Colombian pesos) January 1 to March 31, 2024 January 1 to March 31, 2025 Notes (7,980) 127,724 Net profit (loss) for the period Other comprehensive income it Components of other comprehensive income that will not be reclassified to prof and loss, net of taxes (396) (111) 27 Loss from financial instruments designated at fair value through other comprehensive Income (396) (111) Total other comprehensive income that will not be reclassified to period results, net of taxes d Components of other comprehensive income that may be reclassified to profit an loss, net of taxes 67,872 (129,259) 27 Gain (loss) from translation exchange differences (1) (19,779) 5,545 27 Gain (Loss) on Exchange Differences from Conversion of the Put Option (2) 2,897 1,848 27 Gain from cash flow hedge 50,990 (121,866) of Total other comprehensive income that may be reclassified to profit or loss, net taxes 50,594 (121,977) Total other comprehensive income 42,614 5,747 Total comprehensive income Total Comprehensive Income Attributable to: 7,451 (26,614) Owners of the Parent 35,163 32,361 Non - Controlling Interests (1) Refers to exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency. (2) This corresponds to the exchange differences arising from the conversion to the reporting currency of the Put Option on the subsidiary Grupo Disco Uruguay S.A. The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.
Condensed Consolidated Statement of Changes in Equity for Interim Periods
As of March 31, 2025, and December 31, 2024
(Amounts expressed in millions of Colombian pesos)

	Attributable to the shareholders of the parent														
	Issued Capital Nota 27	**Share Premium** Nota 27	**Treasury Shares** Nota 27	Legal reserve Nota 27	Occasional reserve Nota 27	Reserves for acquisition of treasury shares Nota 27	Reserve for future dividend distribution Nota 27	Other reserves Nota 27	**Total reserves** Nota 27	**Other comprehensive income** Nota 27	**Retained earnings** Nota 27	**Hyperinflation and other components of equity**	**Total**	**Non-controlling interest**	**Total equity**
Balance as of December 31, 2023	**4,482**	**4,843,466**	**(319,490)**	7,857	509,918	418,442	155,412	339,496	**1,431,125**	**(2,304,046)**	**534,333**	**1,910,807**	**6,100,677**	**1,321,132**	**7,421,809**
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)	(28,593)	(94,122)
Net Result	-	-	-	-	-	-	-	-	-	-	(37,863)	-	(37,863)	29,883	(7,980)
Other comprehensive income, excluding the adjustment for the conversion of the put option	-	-	-	-	-	-	-	-	-	65,093	-	-	65,093	5,280	70,373
Appropriation to reserves	-	-	-	-	125,998	-	-	-	125,998	-	(125,998)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	4	4	(2,798)	(2,794)
Inflation effect of the subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	324,817	324,817	-	324,817
Changes in the fair value of the *put* option on non-controlling interests, including related conversion adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(19,779)	-	7,675	(12,104)	(6,096)	(18,200)
Other movements	-	-	-	-	-	-	-	15,722	15,722	-	(15,610)	-	112	-	112
Balance as of March 31, 2024	**4,482**	**4,843,466**	**(319,490)**	**7,857**	**570,387**	**418,442**	**155,412**	**355,218**	**1,507,316**	**(2,258,732)**	**354,862**	**2,243,303**	**6,375,207**	**1,318,808**	**7,694,015**
Balance as of December 31, 2024	**4,482**	**4,843,466**	**(319,490)**	**7,857**	**586,096**	**418,442**	**155,412**	**323,660**	**1,491,467**	**(2,307,004)**	**464,211**	**2,511,380**	**6,688,512**	**1,327,000**	**8,015,512**
Declared dividend (Note 37)	-	-	-	-	(27,398)	-	-	-	(27,398)	-	-	-	(27,398)	(30,066)	(57,464)
Net Result	-	-	-	-	-	-	-	-	-	-	93,147	-	93,147	34,577	127,724
Other comprehensive income, excluding the adjustment for the conversion of the put option	-	-	-	-	-	-	-	-	-	(125,306)	-	-	(125,306)	(2,216)	(127,522)
Appropriation to reserves	-	-	-	-	54,786	-	-	-	54,786	-	(54,786)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	4	4	(416)	(412)
Inflation effect of the subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	78,810	78,810	-	78,810
Changes in the fair value of the *put* option on non-controlling interests, including related conversion adjustments (Note 20)	-	-	-	-	-	-	-	-	-	5,545	-	17,756	23,301	(9,559)	13,742
Other movements	-	-	-	-	-	-	-	-	-	-	106	-	106	-	106
Balance as of March 31, 2025	**4,482**	**4,843,466**	**(319,490)**	**7,857**	**613,484**	**418,442**	**155,412**	**323,660**	**1,518,855**	**(2,426,765)**	**502,678**	**2,607,950**	**6,731,176**	**1,319,320**	**8,050,496**

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

5

6 Almacenes Éxito S.A. Condensed Consolidated Statement of Cash Flows for Interim Periods For the three - month periods ended March 31, 2025, and 2024 (Amounts expressed in millions of Colombian pesos) January 1 to March 31, 2024 January 1 to March 31, 2025 Notes Operating activities (7,980) 127,724 Profit (loss) for the year Adjustments to reconcile profit (loss) for the year 32,575 23,672 24 Current income tax (34,137) (19,956) 24 Deferred tax 88,184 81,677 32 Interest, loans and lease expenses (2,329) (20,010) Losses (gain) due to difference in unrealized exchange (1) (576) 5,738 32 (Gain) loss from changes in fair value of derivative financial instruments 3,184 543 8.1 Expected credit loss, net 3,217 (11,472) 11.1 (Gain) Impairment of property, plant and equipment and investment property, net - (2,995) 13; 14; 15 Reversal of impairment of property, plant and equipment, investment properties, and right - of - use assets 561 561 21 Employee benefit provisions 19,392 3,256 22 Provisions and reversals 158,767 160,285 13; 14; 15 Depreciation of property, plant and equipment, right of use asset and investment property 8,091 7,729 16 Amortization of other intangible assets 22,060 (10,070) Result from the Application of the Equity Method 3,916 (4,017) (Gains) losses on disposals and retirements of non - current assets 1,638 13,773 Other Non - Cash Adjustments 296,563 356,438 Cash generated from operating activities before changes in working capital 98,470 150,255 Decrease in trade receivables and other receivables 8,892 9,100 Decrease in prepayments (13,881) 4,954 Decrease (increase) in receivables from related parties (174,592) 11,155 (Increase)decrease in inventories 13,994 30,754 (Increase) in tax assets (259) (382) (Decrease) in Employee Benefits (5,774) (16,438) 22 Payments and Decreases of Provisions (792,008) (443,979) (Decrease) increase in trade payables and other accounts payable 9,737 406 (Decrease) in accounts payable to related parties (7,818) (22,200) Decrease in tax liabilities (82,417) (59,737) (Decrease) in other liabilities (88,869) (87,617) Income tax, net (737,962) (67,291) Net cash flows (used in) from operating activities Investing activities (38,750) (446) Contributions to Joint Ventures (97,224) (44,434) 13.1 Acquisition of Property, Plant and Equipment (5,908) (1,184) 14 Acquisition of investment property (6,353) (681) 16 Acquisition of other intangible assets 1,343 7,985 Proceeds of the sale of property, plant and equipment (146,892) (38,760) Net cash flows (used in) investing activities Financing activities 551 576 Proceeds from financial assets (2,031) 11,646 (Payments of) payments received from collections on behalf of third parties 1,034,777 166,897 20 Proceeds from Financial Liabilities (80,981) (234,450) 20 Payments of loans and borrowings (27,119) (57,402) 20 Payments of interest of loans and borrowings (77,404) (76,570) 15.2 Lease liabilities paid (37,693) (38,913) 15.2 Interest in lease liabilities paid (28,956) (15,409) 37 Dividends Paid (2,794) (412) Payments to Non - Controlling Interests 778,350 (244,037) Net cash flows (used in) provided by financing activities (106,504) (350,088) Net decrease (increase) in cash and cash equivalents 9,041 (10,065) Effects of Changes in Exchange Rates 1,508,205 1,345,710 7 Cash and cash equivalents at the beginning of period 1,410,742 985,557 7 Cash and cash equivalents at the end of period The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements. (1) Some figures in the March 2024 financial statements have been disaggregated, providing users with greater detail. The Company's management considered that these figures do not influence the economic decisions made by users regarding the financial statements issued in 2025.

7 Note 1 . General information Almacenes Éxito S . A . was incorporated in accordance with Colombian laws on March 24 , 1950 ; its headquarters are located at Carrera 48 No 32 B Sur - 139 , Envigado, Colombia . The Company's duration is set to expire on December 31 , 2150 . Hereinafter, Éxito and its subsidiaries will be referred to as Grupo Éxito . The Company has been listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia ; In April 2023 , Almacenes Éxito S . A . obtained registration as a foreign issuer at the Brazilian Securities and Exchange Commission (CVM) . In August 2023 , Almacenes Éxito S . A . obtained registration as a foreign issuer at the United States Securities and Exchange Commission (SEC) . The issuance of the condensed consolidated financial statements for the interim periods as of March 31 , 2025 , was authorized by the Board of Directors of the Parent Company, as evidenced in the minutes of the mentioned body dated May 15 , 2025 . Grupo Éxito’s corporate purpose primarily consists of : - - Acquiring, storing, transforming, and generally distributing and selling under any commercial modality, including financing, all kinds of goods and products, both domestic and foreign, wholesale and retail, through physical or virtual means . - Providing complementary services such as granting credits for the acquisition of goods, offering insurance, conducting money transfers and remittances, providing mobile phone services, selling travel and tour packages, repairing and maintaining movable goods, conducting procedures, and selling energy . Leasing commercial premises, receiving or granting the lease or other mere tenancy rights to sales spaces or business areas within its commercial establishments intended for the distribution of goods or products and the provision of complementary services . - Establishing, financing, or promoting companies or businesses with other natural or legal persons whose purpose is the production of objects, goods, articles, or the provision of services related to the operation of commercial establishments . - Acquiring real estate, building commercial premises for establishing stores, shopping centers, or other suitable places for the distribution of goods, without prejudice to the fact that, with a rational land utilization approach, it may sell floors or premises, lease them, or exploit them in another convenient manner, as well as investing in real estate, promoting, and executing real estate projects of any kind and in any form of real estate . - Applying funds for investment purposes to acquire shares, bonds, commercial papers, and other freely traded securities in the market for taking advantage of fiscal incentives established by law, as well as making temporary investments in liquid securities for temporary productive use ; conducting firm factoring operations with its own resources, constituting guarantees on its movable or immovable assets, and executing financial transactions that allow it to acquire funds or other assets - Distributing liquid petroleum derivatives as a wholesaler and retailer through service stations, alcohol, biofuels, compressed natural gas and any other fuel applied to the automotive, industrial, fluvial, maritime, and air sectors in all their forms . From January 22 , 2024 , as of March 31 , 2025 , the immediate parent company of the Company is Cama Commercial Group Corp . , which holds 86 . 84% (direct) stake in the Company’s share capital . Cama Commercial Group Corp . is controlled by Clarendon Worldwide S . A . , which in turn is controlled by Fundación El Salvador del Mundo, ultimately controlled by Francisco Javier Calleja Malaina . A business group situation is registered with the Chamber of Commerce of Aburrá Sur by the company Almacenes Éxito S . A .

Note 1.1. Stock ownership in the subsidiaries included in the unaudited condensed consolidated interim financial statements.

Below is detailed stock ownership in the subsidiaries included in the consolidated financial statements as of March 31, 2025, and December 31, 2024:

Name	Main Activity	Direct Controlling Entity	Segment	Country	Stock ownership of direct controlling entity 2024	Direct Ownership	Direct and Indirect Ownership	Non-controlling interest
Directly owned entities								
Almacenes Éxito Inversiones S.A.S.	Incorporation of companies / Provision of telecommunications networks and services	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Provision of national and international cargo transportation services.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Provision of platform access services / Electronic commerce.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Storage of goods under customs control.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Acquisition of ownership rights to the property in the name of the Company.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Marketing of electrical energy.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Activities with all kinds of textile goods / Operation of e-commerce platforms.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Exploitation of activities related to tourism.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Provision of general services, as well as purchase and sale of furniture and real estate.	Almacenes Éxito S.A.	Colombia	Panamá	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Direct or indirect acquisition of property rights over galleries and shopping centers.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Making general investments.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Securities management and administration activities.	Almacenes Éxito S.A.	Argentina	España	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Development of the operation of the Iwana Shopping Center.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Indirectly owned entities								
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Development and maintenance of the operation of the Viva Barranquilla Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Development of the operation of the Viva Laureles Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Development of the operation of the Viva Sincelejo Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Development of the operation of the Viva Villavicencio Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Development of the operation of the San Pedro Plaza Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Development of the operation of the San Pedro Shopping Center Stage II.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Development, hosting and maintaining the operation of the Viva Palmas Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Grupo Disco Uruguay S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	76.65%	100.00%	76.65%	23.35%

8

Name	Main Activity	Direct Controlling Entity	Segment	Country	Stock ownership of direct controlling entity 2024	Direct Ownership	Direct and Indirect Ownership	Non-controlling interest
Devoto Hermanos S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A.	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Modasian S.R.L.	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Self-service of various products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S.	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Retail marketing through supermarket channels	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ameluz S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Fandale S.A.	Investment holding company.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Odaler S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
La Cabaña S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ludi S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Hiper Ahorro S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	69.15%	23.35%
Maostar S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	76.65%	38.33%	61.67%
Semin S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Randicor S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ciudad del Ferrol S.C.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	76.65%	75.12%	24.88%
Setara S.A.	Self-service supermarket.	Odaler S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Mablicor S.A.	Self-service supermarket.	Fandale S.A.	Uruguay	Uruguay	51.00%	76.65%	39.09%	60.91%
Via Artika S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Supermarket and wholesale store operations	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Investment holding company.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

9

10 Nota 1.2. Subsidiaries with Significant Non - Controlling Interest As of March 31, 2025, and December 31, 2024, the following are the subsidiaries with significant non - controlling interests: Percentage of equity interest held by non - controlling interests December 31, 2024 March 31, 2025 73.99% 73.99% Patrimonio Autónomo Viva Palmas 73.99% 73.99% Patrimonio Autónomo Viva Sincelejo 73.99% 73.99% Patrimonio Autónomo Viva Villavicencio 73.99% 73.99% Patrimonio Autónomo San Pedro Etapa I 73.99% 73.99% Patrimonio Autónomo Centro Comercial 59.20% 59.20% Patrimonio Autónomo Viva Laureles 54.10% 54.10% Patrimonio Autónomo Centro Comercial Viva Barranquilla 49.00% 49.00% Patrimonio Autónomo Iwana 49.00% 49.00% Éxito Viajes y Turismo S.A.S. 49.00% 49.00% Patrimonio Autónomo Viva Malls 30.85% 23.35% Grupo Disco Uruguay S.A.

11 Note 2. Preparation bases and other material accounting policies The consolidated financial statements as of December 31 , 2024 , and the condensed consolidated financial statements for the interim periods as of March 31 , 2025 , and for the quarters ended March 31 , 2025 , and March 31 , 2024 ; have been prepared in accordance with the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) and established in Colombia through Law 1314 of 2009 , regulated by Decree 2420 of 2015 , "Single Regulatory Decree for Accounting and Financial Reporting Standards and Information Assurance," along with the other amending decrees . The condensed consolidated financial statements for the interim periods ended March 31 , 2025 , and March 31 , 2024 , are presented in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31 , 2024 , which were presented in accordance with IAS 1 and do not include all the information required for separate financial statements presented in accordance with this IAS . The notes to these condensed interim consolidated financial statements do not provide non - significant updates to the information provided in the notes to the separate financial statements as of December 31 , 2024 . Notes have been included to explain events and transactions that are relevant to an understanding of the changes in Grupo Éxito's financial position and operating performance since December 31 , 2024 , and to update the information presented in the separate financial statements as of December 31 , 2024 . The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments and financial instruments measured at fair value, as well as non - current assets and disposal group of assets measured at the lowest between their carrying amount and their fair value less their cost of sale . Exito Group has prepared the financial statements on the basis that it will continue as a going concern. Note 3. Basis of Consolidation All significant transactions and balances between subsidiaries have been eliminated upon consolidation, and non - controlling interests, representing the ownership interests of third parties in the subsidiaries, have been recognized and presented separately within consolidated equity. The consolidated financial statements include the financial statements of Almacenes Éxito S . A . and all its subsidiaries . Subsidiaries are entities (including special purpose entities) over which control is exercised directly or indirectly . Special purpose entities refer to autonomous trusts established for a defined purpose or limited duration . The list of subsidiaries is provided in Note 1 . Control is the ability to direct the relevant activities, such as the financial and operating policies of the investee (subsidiary) . Control exists when the investor has power over the investee, is exposed to variable returns from its involvement with it and has the ability to affect those returns . In general, it is presumed that most voting rights results in control . To support this presumption, and when Almacenes Éxito S . A . holds less than the majority of voting rights or similar rights in an investee, the Almacenes Éxito S . A considers all relevant facts and circumstances to assess whether it has power over the investee . When assessing whether Almacenes Éxito S.A. controls a subsidiary, the existence and effect of currently exercisable potential voting rights are considered. Subsidiaries are consolidated from the date control is transferred and are excluded from consolidation from the date control ceases. Transactions that involve a change in ownership interest without a loss of control are recognized in equity . Cash flows or payments to non - controlling interests arising from changes in ownership interests that do not result in a loss of control are classified as financing activities in the statement of cash flows . In transactions that involve a loss of control, the entire interest in the subsidiary is derecognized, any retained interest is recognized at its fair value, and the resulting gain or loss from the transaction is recognized in profit or loss, including the corresponding items from other comprehensive income . Cash flows arising from the acquisition or loss of control of a subsidiary are classified as investing activities in the statement of cash flows . When a subsidiary is held for sale or its operations are discontinued, but control is still retained, its assets and liabilities are classified as assets held for sale and presented on a single line in the statement of financial position . The results of discontinued operations are presented separately in the consolidated income statement . The results for the period and each component of other comprehensive income are attributed to the owners of the parent company and to non - controlling interests. For the consolidation of the financial statements, all subsidiaries apply the same policies and accounting principles adopted by Almacenes Éxito S.A.

The assets, liabilities, revenues, and expenses of the subsidiaries, as well as the foreign currency revenues and expenses of Almacenes Éxito S.A., have been converted into Colombian pesos using observable exchange rates in the market at the period-end date and the average exchange rate for the period, as follows:

	Closing rates (*)		Average rates (*)	
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
US Dollar	4,192.57	4,409.15	4,193.17	4,071.35
Uruguayan Peso	99.43	100.98	97.29	101.25
Argentinian Peso	3.91	4.28	3.98	4.46
Euro	4,528.84	4,565.71	4,412.69	4,403.73

(*) Expressed in Colombian Pesos.

Nota 4. Accounting policies

The condensed consolidated financial statements for the interim periods as of March 31, 2025, have been prepared using the same accounting policies, measurements, and bases applied in the preparation of the consolidated financial statements as of December 31, 2024, which are duly disclosed in the consolidated financial statements presented at the end of that year, except for the standards, new interpretations and amendments applicable from January 1, 2025.

The adoption of the new standards effective from January 1, 2025, as mentioned in Note 5.1, did not result in significant changes to these accounting policies compared to those used in the preparation of the consolidated financial statements as of December 31, 2024, and no significant impacts were observed upon adoption.

Nota 5. Regulatory changes

Nota 5.1. Standards and Interpretations issued by the International Accounting Standards Board -IASB applicable to the Group

Standard	Description	Impact
Amendment to IAS 21 – Lack of Convertibility	This Amendment, which modifies IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish accounting requirements when a currency is not exchangeable for another currency, specifying the exchange rate to be used and the information to be disclosed in the financial statements. The Amendment will enable companies to provide more useful information in their financial statements and assist investors by addressing an issue that was not previously covered under accounting requirements for the effects of exchange rate fluctuations.	This amendment had no impact on the financial statements.

Nota 5.2. New standards and Interpretations Issued, not yet effective

Standard	Description	Impact
IFRS 18 - Presentation and Disclosure in the Financial Statements	This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes Its objective is to assist investors in analyzing the financial performance of companies by providing more transparent and comparable information to make better investment decisions. It introduces three sets of new requirements: a. Improvement of the comparability of the income statement: Currently, there is no specific structure for the income statement. Companies choose the subtotals they wish to include, declaring an operating result, but the method of calculating it varies from one company to another, which reduces comparability. The standard introduces three defined categories of income and expenses (operations, investment, and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals b. Greater transparency of performance measures defined by management: Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to the subtotals in the income statement. The standard requires companies to disclose explanations regarding	It is estimated that no significant impacts will arise from the application of this IFRS.

12

13 Impact Description Standard specific performance measures related to the income statement, referred to as management - defined performance measures. c . A more useful grouping of information in the financial statements : Investor analysis is hindered if the disclosed information is too summarized or too detailed . The standard provides more detailed guidance on how to organize the information and its inclusion in the primary financial statements or in the notes . It is estimated that no significant impacts will arise from the application of this IFRS . It allows companies to simplify the reporting systems and processes, thus reducing the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of those financial statements for their users . Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often maintain two sets of accounting records because the requirements of these standards differ from those of IFRS . This standard will address these challenges in the following ways : - Allowing subsidiaries to maintain a single set of accounting records to meet the needs of both their parent company and the users of their financial statements . - Reducing disclosure requirements and adapting them to the needs of the users of their financial statements A subsidiary applies IFRS 19 if and only if: a. It does not account publicly (generally, it is not listed on the stock exchange and is not a financial institution); and b. The subsidiary's immediate or ultimate parent produces consolidated financial statements that are publicly available and comply with IFRS. IFRS 19 - Subsidiaries without Public Accountability: Disclosures It is estimated that no significant impacts will arise from the application of these amendments . This Amendment clarifies the classification of financial assets with environmental, social, and corporate governance characteristics and similar features . According to the characteristics of the contractual cash flow, there is confusion as to whether these assets should be measured at amortized cost or at fair value . With these modifications, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent features ; for example, aspects related to environmental, social, and corporate governance affairs . Additionally, these Amendments clarify the requirements for derecognition of financial assets or liabilities through electronic payment systems . The modifications clarify the date when a financial asset or liability is derecognized . The IASB also developed an accounting policy allowing the derecognition of a financial liability before the cash is delivered on the settlement date if the following criteria are met : (a) the entity cannot withdraw, stop, or cancel the payment instructions ; (b) the entity cannot access the cash that will be used for the payment instruction ; and (c) there is no significant risk with the electronic payment system . Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments It is estimated that no significant impacts will arise from the application of these improvements . This document issues several minor amendments to the following standards : IFRS 1 First - time Adoption, IFRS 7 Financial Instruments : Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows The amendments issued include clarifications, cross - referencing adjustments of standards, outdated references, changes in illustrative examples, and revisions to certain paragraph words . The aim is to enhance the comprehensibility of these standards and avoid ambiguities in their interpretation . Annual Improvements to IFRS Standards

Standard	Description	Impact
Amendment to IFRS 9 and IFRS 7 – Contracts referencing electricity that depends on nature.	In this amendment, the IASB makes some modifications to the disclosures that companies must make when using electricity contracts that depend on nature as hedging instruments. Key aspects of this amendment include: - Clarifying the application of the own-use requirements. - Allowing hedge accounting when these contracts are used as hedging instruments. - Adding new disclosure requirements that enable investors to understand the effect of these contracts on a company's financial performance and cash flows.	It is estimated that no significant impacts will arise from the application of these amendments.
IFRS S1 - General requirements for sustainability-related financial disclosures.	The objective of IFRS S1 - General requirements for sustainability-related financial disclosures, is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity's cash flow, its access to financing, or cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as 'sustainability-related risks and opportunities that could reasonably be expected to affect the entity's outlook.' The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.	The Management is evaluating the impacts of the application of this IFRS.
IFRS S2 - Climate-related Disclosures.	The objective of IFRS S2 - Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity's cash flow, its access to financing, or cost of capital in the short, medium, or long term (collectively referred to as 'climate-related information'). The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.	The Management is evaluating the impacts of the application of this IFRS.

Note 6. Significant events

Discontinuation of the BDR program (Forward-looking statements)

On February 14, 2025, the Company informs the market and the holders of Level II sponsored Depositary Receipts, backed by issued shares ("BDRs"), that B3 S.A. – Brazil, Bolsa, Balcão and the CVM have approved the procedures and conditions for the voluntary discontinuation of the BDR program ("BDR Program").

Withdrawal of ADS (American Depositary Shares)

On January 8, 2025, the last day of trading of the ADS on the New York Stock Exchange ("NYSE") took place. The Company also notified its depositary, JPMorgan Chase Bank N.A., of the termination of the ADS program, which became effective on January 21, 2025. As a result, the last trading day of the Company's ADS was January 17, 2025.

There was a change in the Company's shareholding structure as a result of the withdrawal of JPMorgan Chase Bank NA FBO Holders Of DR ÉXITO ADR as the depositary of its American Depositary Shares ("ADRs") program following its termination, and the reduction in the interest of Itaú Unibanco S.A. – BDR Program as the depositary of its BDR program after the announcement of the start of the voluntary discontinuation process on April 17, 2025.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is as follows:

	March 31, 2025	December 31, 2024
Cash in hand and at banks	815,999	1,153,057
Certificates of deposit and securities (1)	136,593	156,469
High liquidity funds (2)	26,564	16,954
Funds	1,463	1,434
Bonds	-	17,784
Other cash equivalents	4,938	12
Total cash and cash equivalents	**985,557**	**1,345,710**

(1) The balance consists of Fixed-term Deposits $113,658, Treasury Bonds (TES) $13,229, Investment in Certificates (CDT) $9,660, and National Tax Refund Bonds $46.

14

(2) The balance is as follows:

	March 31, 2025	December 31, 2024
Fiducolombia S.A.	15,782	13,820
BBVA Asset S.A.	5,062	233
Credicorp Capital	5,013	125
Corredores Davivienda S.A.	425	1,984
Fiduciaria Bogota S.A.	180	188
Fondo de Inversión Colectiva Abierta Occirenta	102	604
Total high liquidity funds	**26,564**	**16,954**

The increase corresponds to new fiduciary rights to be used in Exito's Group operations.

As of March 31, 2025, Exito Group recorded returns generated from cash in banks and cash equivalents amounting to $8,132 (March 31, 2024 - $11,917), which were recognized as financial income, as detailed in Note 32.

As of March 31, 2025, and December 31, 2024, cash and cash equivalents are not subject to any restrictions or encumbrances that limit their availability.

Note 8. Trade receivables and other receivables

The balance of trade receivables and other receivables is as follows:

	March 31, 2025	December 31, 2024
Trade receivables (Note 8.1)	324,756	467,400
Other accounts receivable (Note 8.2)	178,938	202,758
Total trade receivables and other receivables	**503,694**	**670,158**
Current	**493,727**	**659,699**
Non-Current	**9,967**	**10,459**

Nota 8.1. Trade receivables

The balance of trade receivables is as follows:

	March 31, 2025	December 31, 2024
Trade receivables	283,180	419,384
Rentals and dealers	35,376	42,741
Sale of real-estate project inventories (1)	10,826	10,800
Employee funds and lending	3,901	4,626
Allowance for expected credit loss	(8,527)	(10,151)
Total trade receivables	**324,756**	**467,400**

(1) The balance corresponds to the long-term sale of the Copacabana real estate project

An impairment test is performed at each reporting period-end. The measurement rates are based on the days overdue for groupings of various customer segments with similar loss patterns (such as product type and customer rating, among others). The calculation reflects the result of a reasonable and sustainable weighted probability based on available information at the reporting date, considering past events and current conditions. Generally, trade receivables and other receivables are written off if they are overdue for more than one year.

The expected credit loss provision is recognized as an expense in the period's results. During the period ended March 31, 2025, the net effect of portfolio impairment on operational results corresponds to an expense of $543 (March 31, 2024 - expense of $3,184).

The movement provision of the expected credit loss during the period was as follows:

Balance as of December 31, 2023	**9,663**
Additions (Note 29)	6,379
Reversal of allowance for expected credit losses (Note 31)	(3,195)
Write-off of receivables	(1,229)
Effect of exchange difference from translation into presentation currency	(89)
Balance as of March 31, 2024	**11,529**
Balance as of December 31, 2024	**10,151**
Additions (Note 29)	6,139
Reversal of allowance for expected credit losses (Note 31)	(5,596)
Other reclassifications	(1,386)
Write-off of receivables	(602)
Effect of exchange difference from translation into presentation currency	(179)
Balance as of March 31, 2025	**8,527**

15

Note 8.2. Other receivables

The balance of other accounts receivable is as follows:

	March 31, 2025	December 31, 2024
Business agreements (1)	67,779	77,190
Loans or advances to employees	31,738	34,894
Recoverable taxes (2)	26,029	29,294
Sale of property, plant, and equipment (3)	7,628	389
Money remittances	5,059	8,857
Long-term receivables	4,177	3,405
Maintenance fees	2,217	2,711
Money transfer services	600	1,575
Other receivables (4)	33,711	44,443
Total other receivables	**178,938**	**202,758**

(1) The variation mainly corresponds to the decrease in the receivable from the Family Compensation Fund (Cafam) related to family subsidies for $3,176. Additionally, there was a reduction in the receivable from agreements with companies providing benefits to their members for $4,810.

(2) The decrease mainly corresponds to the offsetting of the VAT credit balance.

(3) The increase mainly corresponds to the sale of the Country lot in Bogotá for $6,986.

(4) It Corresponds mainly to accounts receivable from seizures, gift card issuance, and shopping mall management fees.

Trade receivables and other receivables by age

The details by age of trade receivables and other receivables, excluding impairment, are as follows:

Period	Total	Less than 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 90 days
March 31, 2025	512,221	470,377	4,413	1,399	36,032
December 31, 2024	680,309	630,243	4,105	2,255	43,706

Note 9. Prepayments

The balance of prepayments is as follows:

	March 31, 2025	December 31, 2024
Insurance	11,594	18,479
Lease payments (1)	11,125	12,441
Maintenance	6,165	7,040
Advertising	1,462	1,968
Other prepayments	4,503	4,936
Total prepayments	**34,849**	**44,864**
Current	**24,289**	**33,654**
Non-current	**10,560**	**11,210**

(1) It corresponds to the leases paid in advance of the following real estate:

	March 31, 2025	December 31, 2024
Almacén Carulla Castillo Grande	6,276	7,104
Almacén Éxito San Martín	3,183	2,856
Proyecto Arábica	-	36
Various shops	1,666	2,445
Total leases	**11,125**	**12,441**

Note 10. Related parties

The following companies are considered related parties, with whom no transactions have been carried out as of the date of presentation of these financial statements:

- Fundación Salvador del mundo;
- N1 Investments, Inc.;
- Clarendon Wolrwide S.A.;
- Avelan Enterprise, Ltd.;
- Foresdale Assets, Ltd.;
- Invenergy FSRU Development Spain S.L.;
- Talgarth Trading Inc.;
- Cama Comercial Group. Corp.;

16

17 Note 10.1. Significant agreements Transactions with related parties primarily refer to transactions between Grupo Éxito and its joint ventures, and other related entities, and were accounted for substantially in accordance with the prices, terms, and conditions agreed upon between the parties under normal market conditions, and no free or compensated services were provided . The agreements are detailed below : - Puntos Colombia S . A . S .: Agreement on terms and conditions for the redemption and accumulation of points under its loyalty program, among other services - Compañía de Financiamiento Tuya S . A .: Partnership agreements to promote (i) the sale of products and services offered by Grupo Éxito through credit cards, (ii) the use of these credit cards inside and outside Grupo Éxito's stores, and (iii) the use of other financial services agreed upon between the parties within Grupo Éxito's stores . - Sara ANV S.A.: Agreement on terms and conditions for the provision of services. Note 10.2. Transactions with related parties Transactions with related parties refer to revenue from the sale of goods and other services, as well as costs and expenses related to the purchase of goods and services received . As mentioned in Note 1, as of March 31, 2025, the parent company of Almacenes Éxito is Cama Commercial Group Corp. The value of income from transactions with related parties is as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 15,937 14,291 Joint ventures (1) - 297 Other related parties (2) 15,937 14,588 Total (1) The amount of revenue with each joint venture is as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 Compañía de Financiamiento Tuya S.A. 12,576 11,754 Recovery of commercial activations 1,341 1,130 Yields from bonds, coupons, and energy 1,083 1,012 Real estate leases 296 97 Services 15,296 13,993 Total Puntos Colombia S.A.S. 406 159 Services Sara ANV S.A. 235 139 Personnel payroll reimbursement 15,937 14,291 Total (2) The revenue corresponds to the sale of goods to the company Calleja S.A. de C.V. The amount of costs and expenses with related parties is as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 28,799 30,634 Joint ventures (1) 43,672 14,988 Key management personnel (2) 403 37 Members of the Board - 14 Other related parties 72,874 45,673 Total

(1) The amount of costs and expenses with each joint venture is as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 Compañía de Financiamiento Tuya S.A. 3,257 2,557 Commissions on means of payment Puntos Colombia S.A.S. 25,542 28,077 Cost of customer loyalty program 28,799 30,634 Total (2) The transactions between Exito Group and key management personnel, including legal representatives and/or administrators, mainly correspond to the employment relationship established between the parties. The compensation for key management personnel is as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 43,365 14,603 Short - term employee benefits 307 385 Post - employment benefits 43,672 14,988 Total Note 10.3. Receivables from related parties The balance of receivables and other non - financial assets with related parties is as follows: Receivables Other non - financial assets March 31, 2025 December 31, 2024 March 31, 2025 December 31, 2024 - 446 37,664 31,916 Joint ventures (1) - - 6 303 Other related parties (2) - 446 37,670 32,219 Total - - 37,670 32,219 Current - 446 - - Non - current 18 (1) The balances correspond to the following joint ventures and the following items: - Receivables: December 31, 2024 March 31, 2025 Compañía de Financiamiento Tuya S.A. 3,350 657 Commercial activations, services, and coupon collection 1,301 2,406 Other services 4,651 3,063 Total Puntos Colombia S.A.S. 32,960 28,750 Redemption of points Sara ANV S.A. 53 103 Other services 37,664 31,916 Total - Other non - financial assets: The balance of $446 as of March 31, 2025, corresponds to payments made to Sara ANV S.A. for the subscription of shares. (2) The balance corresponds to Calleja S.A. de C.V. for the purchase of goods. Note 10.4. Payables to related parties The balance of payables to related parties is as follows: December 31, 2024 March 31, 2025 43,757 44,162 Joint ventures (1) 43,757 44,162 Total

(1) The balance of payables for each joint venture is as follows:

	March 31, 2025	December 31, 2024
Puntos Colombia S.A.S (a)	44,096	43,725
Compañía de Financiamiento Tuya S.A.	66	32
Total payables joint ventures	**44,162**	**43,757**

(a) It corresponds to the issuance of points (accumulations) issued.

Note 10.5. Lease liabilities with related parties

The balance of lease liability with related parties is as follows:

	March 31, 2025	December 31, 2024
Joint Ventures (1)	15,395	11,973

(1) It corresponds to collections received from third parties for the use of the Éxito Card, owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 11. Inventories, net and Cost of sales

Note 11.1. Inventories, net

The balance of inventories is as follows:

	March 31, 2025	December 31, 2024
Inventories, net (1)	2,667,734	2,700,309
Inventories in transit	55,120	42,892
Raw materials	43,969	42,090
Materials, spares, accessories and consumable packaging	15,454	16,542
Real estate project inventories (2)	13,716	16,941
Production in process	10	12
Total inventories, net	**2,796,003**	**2,818,786**

(1) The movement of the losses on inventory obsolescence and damage, included as lower value in inventories, during the reporting periods is as follows:

Balance as of December 31, 2023,	**19,583**
Loss recognized during the period (Note 11.2.)	3,217
Effect of exchange difference from translation into presentation currency	(66)
Balances as of March 31, 2024,	**22,734**
Balance as of December 31, 2024	**31,114**
Reversal of loss recognized during the period (Note 11.2.)	(11,472)
Effect of exchange difference from translation into presentation currency	(217)
Balance as of March 31, 2025	**19,425**

(2) For 2025, it corresponds to the Éxito Occidente real estate project for $11,584 (December 31, 2024 - $14,809) and the Éxito La Colina real estate project for $2,132 (December 31, 2024 - $2,132).

As of March 31, 2025, and December 31, 2024, the inventories are free from restrictions or encumbrances that limit their marketability or realizability.

Note 11.2. Cost of sales

The information related to the cost of sales, impairment, and the losses and reversals of impairment recognized in inventories is presented below:

	January 1 to March 31, 2025	1 January to March 31, 2024
Cost of goods sold (1)	4,542,800	4,424,523
Trade discounts and purchase rebates	(740,150)	(706,281)
Logistics costs (2)	164,358	173,514
Damage and loss	66,333	58,213
(Gain) Loss recognized during the period (Note 11.1)	(11,472)	3,217
Total cost of sales	**4,021,869**	**3,953,186**

(1) For the quarter ended March 31, 2025, it includes $7,854 of depreciation and amortization costs (March 31, 2024 - $7,091).

19

(2) The balance is composed of the following items:

	January 1 to March 31, 2025	1 January 1 to March 31, 2024
Employee benefits	93,199	91,699
Services	40,699	55,778
Depreciations and amortizations	20,180	18,745
Leases	3,453	1,296
Maintenance and repair	1,665	1,379
Packaging and marking material	1,657	1,335
Upload and download operators	1,423	1,477
Fuels	855	445
Insurance	166	171
Other minors	1,061	1,189
Total logistics costs	**164,358**	**173,514**

Note 12. Financial assets

The balance of financial assets is as follows:

	March 31, 2025	December 31, 2024
Financial assets measured at fair value through other comprehensive income (1)	13,880	14,739
Derivative financial instruments (2)	1,383	4,469
Financial assets measured at fair value through profit or loss	409	458
Derivative financial instruments designated as hedge instruments (3)	365	-
Total financial assets	**16,037**	**19,666**
Current	**1,782**	**4,525**
Non-current	**14,255**	**15,141**

(1) Financial assets measured at fair value through other comprehensive income correspond to equity investments that are not held for trading. The details of these investments are as follows:

	March 31, 2025	December 31, 2024
Bond investments	12,443	13,302
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	33	33
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	**13,880**	**14,739**

(2) The derivatives are related to foreign exchange *forwards*. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of March 31, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,191.79 1 EUR / $4,533.42	MUSD / $22.000 MEUR / $1.790	1,383

The details of the maturity dates of these instruments as of March 31, 2025, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	215	486	682	-	-	1,383

As of December 31, 2024, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

20

The details of the maturity dates of these instruments as of December 31, 2024, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

(3) The derivatives designated as hedging instruments are related to foreign exchange *forwards*. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of March 31, 2025, it corresponds to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and payables – Purchase of assets (Note 23)	USD/COP	1 USD / $4,125.53	5.2MUSD	642	-	365

The details of the maturity dates of these hedging instruments as of March 31, 2025, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	365	-	-	-	-	365

As of March 31, 2025, and December 31, 2024, financial assets have no restrictions or liens that limit their negotiability or realization, except for judicial deposits related to the subsidiaries Libertad S.A. and Grupo Disco del Uruguay S.A. in the amount of $34 (December 31, 2024 – $55), included under the line item 'Financial assets measured at fair value through profit or loss'.

As of March 31, 2025, and December 31, 2024, no impairment in value was observed in any of the assets.

Note 13. Property, plant and equipment, net

The balance of property, plant, and equipment, net is as follows:

	March 31, 2025	December 31, 2024
Land	1,288,682	1,297,769
Buildings	2,346,269	2,356,882
Machinery and equipment	1,289,459	1,286,429
Furniture and fixtures	818,936	821,603
Assets under construction	59,758	52,703
Installations	218,840	221,036
Improvements to third-party properties	789,766	799,085
Vehicles	31,655	31,973
Computers	427,770	429,005
Others	289	289
Total property, plant and equipment, gross	**7,271,424**	**7,296,774**
Accumulated depreciation	(3,078,153)	(3,024,319)
Impairment	(7,546)	(10,830)
Total property, plant and equipment, net	**4,185,725**	**4,261,625**

21

The movements in the cost of property, plant, and equipment, its accumulated depreciation and its impairment during the presented period are as follows:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	**1,145,625**	**2,149,905**	**1,204,968**	**751,496**	**48,456**	**183,485**	**768,322**	**23,148**	**389,756**	**289**	**6,665,450**
Additions	157	215	7,426	3,229	7,964	1,530	4,644	1,696	2,668	-	**29,529**
Increase (decrease) from movements between property, plant and equipment accounts	-	-	354	2,508	(3,408)	311	230	-	5	-	**-**
(Disposals and derecognition)	-	-	(5,301)	(1,884)	(110)	(164)	(7,410)	(2)	(276)	-	**(15,147)**
Effect of exchange differences on translation into presentation currency	3,734	6,028	4,533	5,296	1,465	8,241	13,758	(469)	951	-	**43,537**
(Decrease) from transfers to (from) other balance sheet accounts - tax assets	-	-	(730)	(202)	(127)	-	-	-	(82)	-	**(1,141)**
Hyperinflation adjustments	79,716	107,496	16,023	14,432	-	-	-	3,966	18,679	-	**240,312**
Balance as of March 31, 2024	**1,229,232**	**2,263,644**	**1,227,273**	**774,875**	**54,240**	**193,403**	**779,544**	**28,339**	**411,701**	**289**	**6,962,540**
Balance as of December 31, 2024	**1,297,769**	**2,356,882**	**1,286,429**	**821,603**	**52,703**	**221,036**	**799,085**	**31,973**	**429,005**	**289**	**7,296,774**
Additions	-	1,328	10,594	2,583	10,546	917	1,675	-	1,265	-	**28,908**
Increase (decrease) from movements between property, plant and equipment accounts	-	290	1,516	137	(2,778)	1,177	(349)	-	7	-	**-**
(Disposals and derecognition)	-	(1)	(4,625)	(1,795)	(93)	(935)	(5,085)	-	(726)	-	**(13,260)**
Effect of exchange differences on translation into presentation currency	(29,613)	(40,214)	(7,517)	(7,057)	(1,972)	(3,355)	(5,305)	(1,643)	(6,440)	-	**(103,116)**
(Decrease) by transfer from other balance sheet accounts	(247)	-	-	-	-	-	-	(161)	-	-	**(408)**
Increase by transfer from Investment Property	-	58	-	-	-	-	-	-	-	-	**58**
(Decrease) from transfers to (from) other balance sheet accounts - tax assets	-	-	(1,046)	(227)	(127)	-	(255)	-	(69)	-	**(1,724)**
Hyperinflation adjustments	20,773	27,926	4,108	3,692	1,479	-	-	1,486	4,728	-	**64,192**
Balance as of March 31, 2025	**1,288,682**	**2,346,269**	**1,289,459**	**818,936**	**59,758**	**218,840**	**789,766**	**31,655**	**427,770**	**289**	**7,271,424**

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third-party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance as of December 31, 2023		**575,427**	**702,416**	**552,182**		**105,595**	**372,997**	**17,920**	**264,134**	**4**	**2,590,675**
Depreciation		13,194	22,962	14,284		3,038	10,099	313	9,530	-	73,420
(Disposals and withdrawals)		-	(4,815)	(621)		(111)	(4,319)	(2)	(274)	-	(10,142)
Effect of exchange differences on translation into presentation currency		933	2,932	4,918		4,774	5,013	(358)	710	-	18,922
Other minor changes		14	-	-		-	-	134	-	-	148
Hyperinflation adjustments		43,625	12,861	10,760		-	-	4,285	15,747	-	87,278
Balance as of March 31, 2024		**633,193**	**736,356**	**581,523**		**113,296**	**383,790**	**22,292**	**289,847**	**4**	**2,760,301**
Balance as of December 31, 2024		**713,606**	**801,441**	**628,114**		**120,286**	**405,383**	**26,582**	**328,903**	**4**	**3,024,319**
Depreciation		13,163	22,693	13,361		3,438	9,415	269	9,107	-	**71,446**
(Disposals and withdrawals)		-	(3,077)	(1,696)		(527)	(1,581)	-	(723)	-	**(7,604)**
Effect of exchange differences on translation into presentation currency		(15,906)	(5,619)	(5,606)		(1,775)	(1,815)	(1,332)	(5,966)	-	**(38,019)**
Increase by transfer from other balance sheet accounts		6	-	-		-	-	-	90	-	**96**
Hyperinflation adjustments		14,450	3,985	3,523		-	-	1,416	4,541	-	**27,915**
Balance as of March 31, 2025		**725,319**	**819,423**	**637,696**		**121,422**	**411,402**	**26,935**	**335,952**	**4**	**3,078,153**

22

23 Total Other property, plant and equipment Computer s Vehicles Improvement s to third - party properties Installations Assets under construction Furniture and fixtures Machinery and equipment Buildings Land Impairment losses 5,010 - - - 5,010 - - - - - - Balance as of December 31, 2023 224 - - - 224 - - - - - - Effect of exchange differences on translation into presentation currency 5,234 - - - 5,234 - - - - - - Balance as of March 31, 2024 10,830 - - - 10,830 - - - - - - Balance as of December 31, 2024 (3,051) - - - (3,051) - - - - - - (Reversals) Impairment losses (233) - - - (233) - - - - - - Effect of exchange differences on translation into presentation currency 7,546 - - - 7,546 - - - - - - Balance as of March 31, 2025

The assets under construction are represented by those assets in the process of construction, assembly, or installation that are not yet in the expected condition for use by Grupo Éxito's management, and on which the costs directly attributable to the construction process continue to be capitalized, when they are eligible assets.

Within the cost of property, plant, and equipment, no balances of estimates for dismantling costs or similar are included, as Grupo Éxito's evaluation and analysis have determined that there are no contractual or legal obligations requiring these estimates at the time of acquisition.

As of March 31, 2025, and December 31, 2024, property, plant, and equipment are free from restrictions or encumbrances that limit their realizability or marketability, and there are no contractual commitments for the acquisition, construction, or development of property, plant, and equipment.

As of March 31, 2025, and December 31, 2024, property, plant, and equipment do not have residual values affecting their depreciable amounts.

As of March 31, 2025, and December 31, 2024, Exito Group holds insurance policies covering the risk of loss on these assets.

Information on impairment testing is presented in Note 34.

Note 13.1. Additions to property, plant and equipment for cash flow presentation purposes

	January 1 to March 31, 2025	January 1 to March 31, 2024
Additions	28,908	29,529
Financing of property, plant, and equipment – Additions	(53,888)	(100,396)
Financing of property, plant, and equipment – Payments	69,414	168,091
Acquisition of property, plant and equipment in cash	**44,434**	**97,224**

Note 14. Investment properties, net

Grupo Éxito's investment properties consist of commercial premises and land held to generate rental income from operating lease contracts or future appreciation in their value.

The balance of investment properties, net, is as follows:

	March 31, 2025	December 31, 2024
Land	285,105	286,701
Buildings	1,955,444	1,952,221
Constructions in progress	7,369	18,012
Total cost of investment properties	**2,247,918**	**2,256,934**
Accumulated depreciation	(430,591)	(420,651)
Impairment	(7,957)	(7,957)
Total investment properties, net	**1,809,370**	**1,828,326**

The movements in the cost of investment properties and in the accumulated depreciation during the presented period are as follows:

Cost	**Land**	**Buildings**	**Constructions in progress**	**Total**
Balance as of December 31, 2023	**263,172**	**1,671,190**	**22,613**	**1,956,975**
Additions	-	-	5,908	5,908
Effect of exchange differences on the translation into presentation currency	1,293	(11,415)	(34)	(10,156)
Hyperinflation adjustments	12,126	133,613	342	146,081
Balance as of March 31, 2024	**276,591**	**1,793,388**	**28,829**	**2,098,808**
Balance as of December 31, 2024	**286,701**	**1,952,221**	**18,012**	**2,256,934**
Additions	-	51	1,133	1,184
(Decrease) from transfers from property, plant and equipment	-	-	(58)	(58)
Increase (decrease) from movements between investment properties accounts	-	11,696	(11,696)	-
Effect of exchange differences on the translation into presentation currency	(4,755)	(43,343)	(109)	(48,207)
Hyperinflation adjustments	3,159	34,813	87	38,059
Others	-	6	-	6
Balance as of March 31, 2025	**285,105**	**1,955,444**	**7,369**	**2,247,918**

24

Accumulated depreciation	Buildings
Balance as of December 31, 2023	**295,673**
Depreciation	8,329
Effect of exchange differences on the translation into presentation currency	(3,396)
Hyperinflation adjustments	43,591
Balance as of March 31, 2024	**344,197**
Balance as of December 31, 2024	**420,651**
Depreciation	8,656
Effect of exchange differences on the translation into presentation currency	(14,611)
Hyperinflation adjustments	15,895
Balance as of March 31, 2025	**430,591**

As of March 31, 2025, and December 31, 2024, investment properties are free from restrictions or encumbrances that limit their realizability or marketability.

As of March 31, 2025, and December 31, 2024, Grupo Éxito has no commitments for the acquisition, construction, or development of investment properties. Additionally, there is no third-party compensation for damaged or lost investment properties.

Note 35 presents the fair values of the investment properties, which were based on valuations performed annually by an independent third party.

Note 15. Leases

Note 15.1. Right-of-use assets, net

The balance of right-of-use assets, net, is as follows:

	March 31, 2025	December 31, 2024
Right-of-use assets	3,663,391	3,626,895
Accumulated depreciation	(1,932,698)	(1,883,078)
Impairment	(14,550)	(15,465)
Total right-of-use assets, net	**1,716,143**	**1,728,352**

The movements in the cost of right-of-use assets and in their accumulated depreciation during the presented period are as follows:

Cost	
Balance as of December 31, 2023	**2,980,106**
Increase from new contracts	61,975
Remeasurements from existing contracts (1)	430,921
Derecognition, reversal and disposal (2)	(4,751)
Effect of exchange differences on the translation into presentation currency	24,923
Other changes	(381)
Balance as of March 31, 2024	**3,492,793**
Balance as of December 31, 2024	**3,626,895**
Increase from new contracts	5,172
Remeasurements from existing contracts (1)	69,859
Derecognition, reversal and disposal (2)	(25,585)
Effect of exchange differences on the translation into presentation currency	(12,950)
Balance as of March 31, 2025	**3,663,391**

Accumulated depreciation	
Balance as of December 31, 2023	**1,612,996**
Depreciation	77,018
Disposals and withdrawals (2)	(3,778)
Effect of exchange differences on the translation into presentation currency	10,156
Other changes	(144)
Balance as of March 31, 2024	**1,696,248**
Balance as of December 31, 2024	**1,883,078**
Depreciation	80,183
(Decrease) from new measurements	(992)
Disposals and withdrawals (2)	(25,585)
Effect of exchange differences on the translation into presentation currency	(3,986)
Balance as of March 31, 2025	**1,932,698**

25

26 Impairment loss 5,857 Balance as of December 31, 2023 (15) Disposals and withdrawals (2) 262 Effect of exchange differences on the translation into presentation currency 6,104 Balance as of March 31, 2024 15,465 Balance as of December 31, 2024 56 Impairment loss (719) Disposals and withdrawals (2) (252) Effect of exchange differences on the translation into presentation currency 14,550 Balance as of March 31, 2025 (1) It is primarily due to the extension of lease terms, indexations, and modifications in the leases. (2) It is primarily due to the early termination of lease contracts. The balance of the cost of right - of - use assets by underlying asset class is as follows: December 31, 2024 March 31, 2025 3,600,071 3,637,368 Buildings 14,711 14,027 Vehicles 12,113 11,996 Land 3,626,895 3,663,391 Total The balances of accumulated depreciation of right - of - use assets by underlying asset class are as follows: December 31, 2024 March 31, 2025 1,869,479 1,920,846 Buildings 9,669 7,730 Vehicles 3,930 4,122 Land 1,883,078 1,932,698 Total accumulated depreciation of right - of - use assets The depreciation expense by underlying asset class is as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 75,449 79,221 Buildings 1,073 715 Vehicles 191 247 Land 305 - Equipment 77,018 80,183 Total depreciation expense Grupo Éxito is not exposed to future cash outflows from extension options and termination options. Additionally, there are no residual value guarantees, restrictions, or obligations imposed by leases. As of March 31, 2025, the average remaining term of the lease contracts is 12 years (December 31, 2024 – 11 years), which is also the average remaining depreciation term of the right - of - use assets. Note 15.2. Lease liabilities The balance of the lease liability is as follows: December 31, 2024 March 31, 2025 1,984,244 1,966,294 Lease liabilities 299,456 300,247 Current 1,684,788 1,666,047 Non - current

The movements in the lease liability are as follows:

Balance as of December 31, 2023	**1,567,959**
Increase due to new contracts	61,975
Accrued interest (Note 32)	36,964
Remeasurements from existing contracts	430,921
Write-off, reversal, and disposal	(1,089)
Payment of lease liabilities	(77,404)
Interest payments on lease liabilities	(37,693)
Effect of exchange differences on the translation into presentation currency	17,230
Balance as of March 31, 2024	**1,998,863**
Balance as of December 31, 2024	**1,984,244**
Increase due to new contracts	5,172
Accrued interest (Note 32)	37,552
Remeasurements from existing contracts	70,851
Write-off, reversal, and disposal	(969)
Payment of lease liabilities	(76,570)
Interest payments on lease liabilities	(38,913)
Effect of exchange differences on the translation into presentation currency	(15,073)
Balance as of March 31, 2025	**1,966,294**

Below are the future lease liability payments as of March 31, 2025:

Up to one year	390,005
From 1 to 5 years	1,021,652
More than 5 years	1,253,194
Minimum installments for lease liabilities (*)	**2,664,851**
Future financing (expenses)	(698,557)
Total minimum net installments for lease liabilities	**1,966,294**

(*) This amount includes principal and interest.

Note 16. Other intangible assets, net

The balance of other intangible assets, net is as follows:

	March 31, 2025	**December 31, 2024**
Trademarks	298,947	302,322
Computer software	216,992	223,864
Rights	27,359	27,471
Others	154	156
Total cost of other intangible assets	**543,452**	**553,813**
Accumulated amortization	(153,515)	(153,099)
Total other intangible assets, net	**389,937**	**400,714**

The changes in the cost of intangible assets and in accumulated amortization during the reported period are as follows:

Cost	**Trademarks(1)**	**Computer software**	**Rights**	**Other**	**Total**
Balance as of December 31, 2023	**250,879**	**278,893**	**23,385**	**90**	**553,247**
Additions	4	6,349	-	-	6,353
(Disposals and derecognition)	-	(6,055)	-	-	(6,055)
Effect of exchange differences on the translation into presentation currency	2,571	1,425	(151)	(4)	3,841
Hyperinflation adjustments	26,272	-	1,538	37	27,847
Balance as of March 31, 2024	**279,726**	**280,612**	**24,772**	**123**	**585,233**
Balance as of December 31, 2024	**302,322**	**223,864**	**27,471**	**156**	**553,813**
Additions	-	681	-	-	681
(Disposals and derecognition)	-	(6,993)	-	-	(6,993)
Effect of exchange differences on the translation into presentation currency	(10,221)	(560)	(603)	(12)	(11,396)
Hyperinflation adjustments	6,846	-	491	10	7,347
Balance as of March 31, 2025	**298,947**	**216,992**	**27,359**	**154**	**543,452**

27

Accumulated amortization	Trademarks(1)	Computer software	Rights	Other	Total
Balance as of December 31, 2023		**185,455**	**1,354**	**69**	**186,878**
Amortization		8,091	-	-	8,091
Effect of exchange differences on the translation into presentation currency		1,133	(68)	(4)	1,061
Hyperinflation adjustments		-	920	36	956
(Disposals and derecognition)		(5,674)	-	-	(5,674)
Balance as of March 31, 2024		**189,005**	**2,206**	**101**	**191,312**
Balance as of December 31, 2024		**149,181**	**3,783**	**135**	**153,099**
Amortization		7,639	-	90	7,729
Effect of exchange differences on the translation into presentation currency		(433)	(326)	(12)	(771)
Transfers		-	-	(90)	(90)
Hyperinflation adjustments		-	532	9	541
(Disposals and derecognition)		(6,993)	-	-	(6,993)
Balance as of March 31, 2025		**149,394**	**3,989**	**132**	**153,515**

(1) The balance of trademarks is shown below:

Operating segment	Brand	Useful life	March 31, 2025	December 31, 2024
Uruguay	Miscellaneous	Indefinite	116,820	118,634
Argentina	Libertad	Indefinite	95,694	97,255
Colombia	Miscellaneous	Indefinite	86,433	86,433
			298,947	**302,322**

Trademarks and rights have an indefinite useful life. Grupo Éxito considers that there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows; therefore, they are not amortized.

As of March 31, 2025, and December 31, 2024, the other intangible assets do not have any restrictions or encumbrances that limit their realization or marketability. Additionally, there are no commitments to the acquisition or development of intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	March 31, 2025	December 31, 2024
Spice Investment Mercosur S.A.	1,459,300	1,477,494
Retail trade Colombia	1,454,094	1,454,094
Libertad S.A.	360,633	366,515
Total goodwill	**3,274,027**	**3,298,103**
Impairment loss	(1,017)	(1,017)
Total goodwill, net	**3,273,010**	**3,297,086**

Exito Group has evolved in its operational management, adopting a comprehensive approach to retail business instead of analyzing each brand separately. As of December 31, 2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in accounting estimates. The management, aligned with the new parent entity, has transitioned to performance reporting based on business lines, such as retail and real estate, rather than extensive segmentation by brand or store. As a result, the retail business will be consolidated into a single UGE encompassing all brands for Colombia.

Changes in goodwill are shown below:

	Cost	Impairment loss	Net
Balance as of December 31, 2023	**3,081,639**	**(1,017)**	**3,080,622**
Effect of exchange differences on the translation into presentation currency	41,923	-	41,923
Hyperinflation adjustments	99,010	-	99,010
Balance as of March 31, 2024	**3,222,572**	**(1,017)**	**3,221,555**
Balance as of December 31, 2024	**3,298,103**	**(1,017)**	**3,297,086**
Effect of exchange differences on the translation into presentation currency	(49,877)	-	(49,877)
Hyperinflation adjustments	25,801	-	25,801
Balance as of March 31, 2025	**3,274,027**	**(1,017)**	**3,273,010**

Goodwill has an indefinite useful life due Grupo Éxito's intended use of it, therefore, it is not amortized.

28

29 Note 18. Investments accounted for using the equity method The balance of investments accounted for using the equity method is as follows: December 31, 2024 March 31, 2025 Classification Company 271,627 280,523 Joint venture Compañía de Financiamiento Tuya S.A. 17,691 19,424 Joint venture Puntos Colombia S.A.S. 2,236 1,676 Joint venture Sara ANV S.A. 291,554 301,623 Total investments accounted for using the equity method There are no restrictions on the ability of joint ventures to transfer funds in the form of cash dividends, or the reimbursement of loans or advances made. It has no contingent liabilities incurred in connection with its interest in them. Grupo Éxito has no implicit obligations assumed on behalf of investments accounted for using the equity method, arising from losses that exceed the investment held, except as mentioned in Note 22. Investments are not subject to any restrictions or encumbrances that affect the investment held. The corporate objects, other corporate information, and financial information of the investments accounted for using the equity method were properly disclosed in the consolidated financial statements presented at the end of 2024. The movement of investments accounted for using the equity method during the reported period is as follows: 232,558 Balance as of December 31, 2023 52,500 Capitalizations and/or (returns), net (22,060) Share of income (Note 18.1) - Share in equity movements 262,998 Balance as of March 31, 2024 291,554 Balance as of December 31, 2024 - Capitalizations and/or (returns), net 10,070 Share of income (Note 18.1) (1) Share in equity movements 301,623 Balance as of March 31, 2025 Note 18.1. Share of profit (loss) of joint ventures The result of the share in the profits and losses of joint ventures is composed as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 (23,774) 8,897 Compañía de Financiamiento Tuya S.A. 2,095 1,733 Puntos Colombia S.A.S. (381) (560) Sara ANV S.A. (22,060) 10,070 Total Note 19. Non - cash transactions During the quarters ended on March 31, 2025, and March 31, 2024, Grupo Éxito had non - cash additions to property, plant, and equipment, and right - of - use assets, which were not included in the statement of cash flows, presented in Notes 13.1 and 15, respectively. Note 20. Loans and borrowings The balance of loans and borrowings is as follows: December 31, 2024 March 31, 2025 1,895,118 1,817,903 Bank loans 350,776 337,034 Put option on non - controlling interests (1) 12,555 5,729 Letters of credit 2,258,449 2,160,666 Total loans and borrowings 1,984,727 1,904,965 Current 273,722 255,701 Non - current

30 (1) This represents the liability related to the put option on part of the non - controlling interest in Grupo Disco Uruguay S . A . Grupo Éxito holds a 23 . 35 % non - controlling interest in Grupo Disco Uruguay S . A . (December 31 , 2024 – 23 . 35% ), of which 15 . 66% (December 31 , 2024 – 15 . 66% ) is subject to a put option held by non - controlling shareholders . This put option is exercisable by the holders at any time until its expiration on June 30 , 2025 . The exercise price of the put option is the highest of the following three measures : (i) a fixed price in U . S . dollars as set forth in the put option agreement, adjusted at an annual rate of 5% ; (ii) a multiple of 6 times the average EBITDA of the last two years less Grupo Disco Uruguay S . A . ’s net debt at the exercise date ; or (iii) a multiple of 12 times the average net income of the last two years of Grupo Disco Uruguay S . A . As of March 31 , 2025 , the highest of the three measures was a multiple of 12 times the average net income of the last two years . During 2023 , Grupo Casino negotiated with the non - controlling interest of Grupo Disco Uruguay S . A . the assignment of this put option to Grupo Éxito . Once the assignment was completed, making Grupo Éxito the direct holder of the put option liability, the put - call agreement previously in place between Grupo Éxito and Grupo Casino was terminated . To guarantee compliance with the obligation assumed by Grupo Éxito under this assignment, a non - possessory pledge was established over the Series B shares of Grupo Disco Uruguay S . A . , which are owned by Spice Investment Mercosur S . A . , as listed in share certificate number 1 and representing 25 % of the voting capital of Grupo Disco Uruguay S . A . This pledged guarantee does not transfer the voting rights or the right to receive dividends associated with the pledged shares, which remain under the ownership of Spice Investment Mercosur S . A . This pledge replaces the one granted in previous years over the same share certificate . The movements of loans and borrowings during the reported period are as follows : 1,266,205 Balance as of December 31, 2023 1,034,777 Proceeds from loans and borrowings 18,200 Changes in the fair value of the put option recognized in equity 51,220 Interest accrued 369 Translation difference (80,981) Payments of loans and borrowings (27,119) Payments of interest on loans and borrowings 2,262,671 Balance as of March 31, 2024 2,258,449 Balance as of December 31, 2024 (1) 166,897 Proceeds from loans and borrowings (2) (13,742) Changes in the fair value of the put option recognized in equity 49,714 Interest accrued (8,800) Translation difference (234,450) Payments of loans and borrowings (3) (57,402) Payments of interest on loans and borrowings 2,160,666 Balance as of March 31, 2025 (1) As of December 31, 2024, the balance corresponds to: $ 60 , 271 from the bilateral credit agreement signed on March 27 , 2020 , $ 138 , 395 from the bilateral credit agreement signed on June 3 , 2020 ; three bilateral credits of $ 153 , 592 , $ 89 , 069 , and $ 95 , 211 signed on March 26 , 2021 ; as well as $ 100 , 136 from the bilateral credit agreement signed on August 28 , 2023 ; $ 25 , 259 from the bilateral credit agreement signed on August 30 , 2023 ; four revolving bilateral credits of $ 30 , 609 , $ 71 , 269 , $ 71 , 111 , and $ 233 , 890 signed on February 18 , 2022 ; $ 104 , 257 from the revolving bilateral credit agreement signed on February 25 , 2022 ; $ 100 , 396 from the bilateral credit agreement signed on February 12 , 2024 ; $ 137 , 997 from the bilateral credit agreement signed on August 6 , 2024 ; $ 67 , 262 from the bilateral credit agreement signed on August 29 , 2024 ; and $ 203 , 123 from the bilateral credit agreement signed on October 28 , 2024 , by the parent company . Put option contract of Spice Investments Mercosur S . A . for $ 350 , 776 with the non - controlling interest holders of the subsidiary Grupo Disco Uruguay S . A . From the subsidiary Spice Investments Mercosur S.A. and its subsidiaries, loans amounting to $145,050 and letters of credit for $12,555. From the subsidiary Libertad S.A., loans amounting to $68,221. (2) The Parent requested disbursements of $ 50 , 000 from the bilateral credit agreement signed on February 7 , 2025 , and $ 35 , 000 from the bilateral credit agreement signed on February 21 , 2025 . During the period ended March 31, 2025, the subsidiary Libertad S.A. requested disbursements amounting to $49,732 During the period ended March 31, 2025, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries requested disbursements amounting to $2,987 and letters of credit for $29,178. (3) During the quarter ended March 31 , 2025 , the Parent paid $ 12 , 084 under the bilateral credit agreement signed on March 27 , 2020 ; $ 25 , 000 under the bilateral credit agreements signed on August 30 , 2023 ; $ 50 , 000 under the bilateral credit agreement signed on August 6 , 2024 ; and $ 100 , 000 under the bilateral revolving credit agreement signed on February 25 , 2022 . During the period ended March 31, 2025, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries repaid loans amounting to $9,122 and letters of credit for $35,423. During the period ended March 31, 2025, the subsidiary Libertad S.A. repaid loans amounting to $2,821.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, as none were incurred.

As of March 31, 2025, the weighted average nominal interest rate on bank loans is below RBI (Reference Banking Index) +2%.

As of March 31, 2025, Exito Group has no unused credit lines.

The following are the annual maturities of outstanding non-current loans and borrowings as of March 31, 2025, discounted to present value (amortized cost):

Year	Total
2026	192,938
2027	32,056
2028	14,238
>2029	16,469
	255,701

Covenants

Under the credit and loan agreements, Grupo Éxito is required to comply with the following financial *covenants*: while there are outstanding payment obligations of Almacenes Éxito S.A. arising from the contracts signed on March 27, 2020, it must maintain a maximum leverage financial ratio (adjusted recurring EBITDA and gross financial liabilities) of 2.8x. This ratio will be measured annually on April 30, or the following business day if April 30 is a non-business day, based on the separate and audited annual financial statements of Almacenes Éxito S.A.

As of December 31, 2024, the *covenants* were complied with.

Additionally, under the same credit and loan agreements, Grupo Éxito is required to comply with certain non-financial *covenants*, which were also met as of December 31, 2024.

Note 21. Employee benefits

The balance of employee benefits is as follows:

	March 31, 2025	December 31, 2024
Defined benefit plans	36,973	37,155
Long-term benefit plan	1,733	1,676
Total employee benefits	**38,706**	**38,831**
Current	**4,214**	**4,055**
Non-current	**34,492**	**34,776**

Note 22. Provisions

The balance of provisions is as follows:

	March 31, 2025	December 31, 2024
Legal proceedings (1)	20,217	18,629
Restructuring (2)	14,597	28,955
Taxes other than income taxes	47	54
Others (3)	12,266	13,757
Total provisions	**47,127**	**61,395**
Current	**33,231**	**47,327**
Non-current	**13,896**	**14,068**

As of March 31, 2025, and December 31, 2024, Exito Group has no provisions for onerous contracts recorded.

(1) Provisions for legal proceedings are recognized to cover the estimated probable losses against Grupo Éxito due to labor, administrative, regulatory and civil litigations, which are calculated based on the best estimate of the outflow required to settle the obligation as of the date of preparation of the financial statements. There is no individual material proceeding included in these provisions.

The balance is composed of the following:

	March 31, 2025	December 31, 2024
Labor legal proceedings	15,373	14,153
Civil legal proceedings	4,844	4,476
Total legal proceedings	**20,217**	**18,629**

31

(2) The provision for restructuring corresponds to the reorganization processes in warehouses, the corporate office, and distribution centers of the Company. The value of the provision is calculated based on the disbursements necessary to be made, which are directly associated with the restructuring plan.

(3) The balance of other provisions corresponds to:

	March 31, 2025	December 31, 2024
Store closures	9,243	10,036
Urban improvements	2,215	2,215
Shrinkage for *VMI* merchandise	372	1,018
Other minor provisions in Libertad S.A.	245	268
Other minor provisions in the Colombian subsidiaries	191	220
Total others	**12,266**	**13,757**

The balances and movements presented in the provisions are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Others	Total
Balance as of December 31, 2023	**19,736**	**297**	**5,180**	**8,462**	**33,675**
Increases	1,275	-	16,144	6,482	23,901
Payments	(685)	-	(3,557)	(1,532)	(5,774)
Reversals (not used)	(1,009)	-	-	(3,500)	(4,509)
Other reclassifications	(1)	-	-	-	(1)
Effect of exchange differences on the translation into presentation currency	156	(3)	-	(9)	144
Balance as of March 31, 2024	**19,472**	**294**	**17,767**	**9,903**	**47,436**
Balance as of December 31, 2024	**18,629**	**54**	**28,955**	**13,757**	**61,395**
Increase	3,622	-	1,996	728	6,346
Uses	-	-	(8,565)	-	(8,565)
Payments	(147)	-	(6,979)	(747)	(7,873)
Reversals (not used)	(1,639)	-	-	(1,451)	(3,090)
Effect of exchange differences on the translation into presentation currency	(248)	(7)	(810)	(21)	(1,086)
Balance as of March 31, 2025	**20,217**	**47**	**14,597**	**12,266**	**47,127**

Note 23. Trade payables and other payables

	March 31, 2025	December 31, 2024
Payables to suppliers of goods	2,659,775	3,056,293
Payables and other payables - agreements (1)	411,769	501,603
Payables to other suppliers	297,218	335,518
Labor liabilities	266,338	303,365
Withholding tax payable (2)	153,536	74,504
Dividends payable (3)	54,699	9,249
Tax payable	48,991	70,365
Purchase of assets (4)	36,162	53,405
Others	21,861	26,372
Total trade payables and other payables	**3,950,349**	**4,430,674**
Current	**3,948,618**	**4,408,479**
Non-current	**1,731**	**22,195**

(1) The details of payables and other payables - agreements are shown below:

	March 31, 2025	December 31, 2024
Payables to suppliers of goods	366,173	447,726
Payables to other suppliers	45,596	53,877
Total payables and other payable - agreements	**411,769**	**501,603**

In Colombia, invoice factoring transactions are initiated by the suppliers, who, at their sole discretion, choose the banks that will advance the financial resources before the invoice due dates, in accordance with the terms and conditions negotiated with Grupo Éxito.

Exito Group cannot direct a bank of its preference or financial relationship to the supplier, nor reject the execution of the transactions, as the legislation guarantees the supplier the right to freely transfer the title to any bank via endorsement.

Additionally, Exito Group enters into agreements with certain financial institutions in Colombia that provide an extended payment period for these discounted invoices from its suppliers. The terms of these agreements are not exclusive to Grupo Éxito, as they are based on market practices in Colombia applicable to other companies which legally do not alter the nature of the commercial transaction.

32

33 (2) This corresponds to withholding tax filings and other taxes pending payment, which will be offset against the income tax credit balance from the 2024 tax return. (3) The increase corresponds to dividends declared in 2025. (4) The reduction mainly corresponds to payments made in the first quarter of the year to third parties from whom furniture and fixed assets were acquired. Note 24. Income tax Note 24.1. Tax regulations applicable to Grupo Éxito and its Colombian subsidiaries Income tax rate applicable to Éxito and its Colombian subsidiaries a. For the taxable years 2025 and 2024, the corporate income tax rate is 35%. Beginning with the 2023 taxable year, the minimum tax rate calculated on financial profit may not be lower than 15%; if it is, it must be increased by the necessary percentage points to reach the stated effective rate. b. As of the 2021 taxable year, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period. c. Since 2007, comprehensive inflation adjustments have been eliminated for tax purposes. d. Since 2007, the occasional earnings tax for legal entities has been reactivated, calculated on the total profit obtained by the taxpayers under this concept during the taxable year. As of 2023, the rate is 15%. e. The tax rate on dividends distributed to individual residents in Colombia is 15 % when the amount distributed exceeds 1 , 090 UVT (equivalent to $ 54 in 2025 ), when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward . For domestic corporations, the applicable tax rate is 10 % when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward . For non - resident individuals and foreign companies, the applicable tax rate is 20 % when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward . When the profits generating the dividends have not been taxed at the level of the distributing company, the tax rate applicable to shareholders is 35 % for both 2025 and 2024 f. Exito Group has adopted accounting under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as its tax basis, with certain exceptions related to revenue realization, recognition of costs and expenses, and the purely accounting effects of the opening balance sheet upon adoption of these standards . g. The financial transactions tax is a permanent tax. 50% of this tax is deductible, if it is properly certified. h. 100% of taxes, fees, and contributions that have been effectively paid during the taxable year or period are deductible, provided they are related to economic activity and accrued within the same year or period, including membership fees paid to trade associations. i. Payments related to employee education contributions are deductible, provided they meet the following conditions : (a) they are allocated to scholarships or forgivable education loans established for the benefit of employees ; (b) payments are made to programs or care centers for employees’ children ; and (c) payments are made to institutions providing primary, secondary, technical, technological, or higher education . j. VAT paid on the acquisition, development, construction, or importation of productive real fixed assets is creditable against income tax. k. The withholding tax rate on income for payments abroad will be 0 % for services such as consulting, technical services, and technical assistance provided by parties that are tax residents in countries with which a double taxation treaty has been signed and to whom the Most Favored Nation Clause applies, and 10 % for those to whom the Most Favored Nation Clause does not apply . l. The withholding tax rate on income for payments abroad is 20% for services such as consulting, technical services, technical assistance, fees, royalties, leases, and compensation, and 35% for management or executive services. m. The withholding tax rate on income for payments abroad to third parties located in non - cooperative jurisdictions, low or no taxation areas, and preferential tax regimes is 35%. n. Starting in 2024, the withholding tax rate on income for payments abroad to providers with Significant Economic Presence (SEP) who opt for the withholding mechanism is 10%. o. Taxes paid abroad will be treated as tax credit in the taxable year in which the payment was made or in any of the following taxable periods. p. The annual adjustment percentage for the cost of movable and immovable property classified as fixed assets as of December 31, 2024, is 10.97%. q. The Group reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain tax treatments applied. The aforementioned evaluation has not resulted in any changes.

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

According to the tax provisions in effect from 2017, the maximum period for offsetting tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary taxable income determined within the following five (5) years.

The losses of companies cannot be transferred to the shareholders. Tax losses arising from income that is not taxable or occasional gains, as well as costs and deductions that are not causally related to the generation of taxable income, may not be offset against the taxpayer's taxable income under any circumstances.

(a) Tax credits of Almacenes Éxito S.A.

As of March 31, 2025, Almacenes Éxito S.A. has $- (December 31, 2024 – $-) in excess presumptive income over net taxable income.

The movement of the excess presumptive income over Almacenes Éxito's taxable income during the reported period is as follows:

Balance as of December 31, 2023	**61,415**
Changes in Excess Presumptive Taxable Income	-
Balance as of March 31, 2024	**61,415**
Balance as of December 31, 2024	**-**
Changes in Excess Presumptive Taxable Income	-
Balance as of March 31, 2025	**-**

As of March 31, 2025, Almacenes Éxito S.A. has tax losses amounting to $747,655 (December 31, 2024 – $704,357).

As of March 31, 2025, the movement of Almacenes Éxito's tax losses during the reported period is as follows:

Balance as of December 31, 2023	**740,337**
Tax losses generated during the period	138,120
Balance as of March 31, 2024	**878,457**
Balance as of December 31, 2024	**704,357**
Tax losses generated during the period	43,298
Balance as of March 31, 2025	**747,655**

(b) The movement in the tax losses of the Colombian subsidiaries for the reporting periods is shown below:

Balance as of December 31, 2023	**33,769**
Marketplace Internacional Éxito y Servicios S.A.S (i)	214
Transacciones Energéticas S.A.S. E.S.P. (i)	(618)
Balance as of March 31, 2024	**33,365**
Balance as of December 31, 2024	**32,656**
Marketplace Internacional Éxito y Servicios S.A.S (i)	38
Transacciones Energéticas S.A.S. E.S.P. (ii)	(331)
Balance as of March 31, 2025	**32,363**

(i) Deferred tax assets have not been recognized for these tax losses due to uncertainty regarding the generation of taxable profits as of the reporting date.

(ii) (Corresponds to the adjustment of tax losses from prior periods.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

- Uruguay applies a 25% income tax rate in 2025 (25% in 2024).
- Argentina applies a 30% income tax rate in 2025 (30% in 2024).

34

Nota 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	March 31, 2025	December 31, 2024
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	329,958	250,872
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	153,639	151,893
Current income tax assets of subsidiary Onper Investment 2015 S.L.	48,175	41,388
Tax discounts of Almacenes Éxito from taxes paid abroad	5,562	5,562
Advance income tax payments from Colombian subsidiaries	-	2,611
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	-	3
Total income tax asset	**537,334**	**452,329**
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	45,822	78,567
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	24,662	22,982
Other current tax assets of subsidiary Onper Investment 2015 S.L.	38	38
Total asset for other taxes	**70,522**	**101,587**
Total current tax assets	**607,856**	**553,916**

Current tax liabilities:

	March 31, 2025	December 31, 2024
Income tax payable from certain Colombian subsidiaries	11,974	-
Income tax liabilities of subsidiary Spice Investments Mercosur S.A	11,186	-
Total income tax liabilities	**23,160**	**-**
Industry and trade tax payable from Almacenes Éxito S.A. and its Colombian subsidiaries	54,573	105,467
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	36,673	7,832
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	5,163	5,558
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	117	353
Total liabilities for other taxes	**96,526**	**119,210**
Total current tax liabilities	**119,686**	**119,210**

Note 24.4. Income tax

	January 1 to March 31, 2025	January 1 to March 31, 2024
Profit (loss) before income tax	**131,440**	**(9,542)**
Plus		
Non-deductible expenses	9,629	11,565
Financial transactions tax	1,771	3,616
Recovery of accounts receivable	372	2,010
Others (2)	200	352
Minus		
IFRS adjustments with no tax impact (1)	(119,855)	(72,019)
Effect of the accounting results of foreign subsidiaries	(26,055)	(51,837)
Non-taxable dividends received from subsidiaries	(21,090)	(4,242)
Others (2)	(3,046)	(3,500)
(Loss) Net income before compensations	**(26,634)**	**(123,597)**
Compensations	(331)	(618)
(Loss)Total Net income after compensations	**(26,965)**	**(124,215)**
(Net) loss of the parent company and certain Colombian subsidiaries	**(43,336)**	**(138,334)**
Net income of certain Colombian subsidiaries	**16,373**	**14,119**
Taxable net income	**16,373**	**14,119**
Income tax rate	35%	35%
Subtotal (expense) current income tax	**(5,731)**	**(4,941)**
Adjustment with respect to current income tax from previous years	**-**	**(578)**
Minor adjustments	**-**	**(4)**
Total (expense) income and complementary tax expense of the parent company and some Colombian subsidiaries	**(5,731)**	**(5,523)**
Total (current tax expense) of foreign subsidiaries	**(17,941)**	**(27,051)**
Total (income and complementary tax expense), current	**(23,672)**	**(32,574)**

35

36 (1) The IFRS adjustments with no tax impact correspond to: (*) It corresponds to the differences associated with the tax treatment of leases under IFRS 16. (2) The 'others' category corresponds to: January 1 to March 31, 2024 January 1 to March 31, 2025 233 154 Fines, sanctions, and lawsuits 69 46 Taxes assumed and valuation 50 - Taxable income - recovery of depreciation on sold fixed assets 352 200 Total (2,543) (1,603) Recovery of costs and expenses (637) (882) Deduction for hiring personnel with disabilities (270) (504) Non - deductible taxes - (57) Additional 30% deduction for voluntary apprentice wages (50) - Profit from the sale of fixed assets declared as occasional income (3,500) (3,046) Total The components of the income tax expense recognized in the statement of profit or loss are as follows: Note 24.5. Deferred tax The composition of deferred tax assets and liabilities, net, for the three jurisdictions in which Grupo Éxito operates, is as follows: December 31, 2024 March 31, 2025 Deferred tax liabilities Deferred tax assets Deferred tax liabilities Deferred tax assets - 156,927 - 172,531 Colombia - 96,158 - 96,627 Uruguay (304,235) - (296,961) - Argentina (304,235) 253,085 (296,961) 269,158 Total January 1 to March 31, 2024 January 1 to March 31, 2025 118,569 120,317 Other accounting expenses with no tax impact (*) 4,242 21,090 Non - taxable dividends from subsidiaries 17,681 8,489 Accounting provisions 4,593 1,780 Higher accounting depreciation over fiscal depreciation, net 215 542 Taxable actuarial calculation (60,017) (118,119) Results under the equity method, net (72,781) (71,246) Taxable leases (23,072) (27,898) Non - accounting fiscal costs (5,722) (25,275) Recovery of provisions (11,563) (12,109) Higher fiscal depreciation over accounting depreciation (1,994) (9,751) Other non - taxable accounting (income) expenses, net 379 (6,377) Net exchange differences (42,549) (1,296) Excess of fiscal personnel expenses over accounting expenses - (2) Non - deductible taxes (72,019) (119,855) Total January 1 to March 31, 2024 January 1 to March 31, 2025 34,136 19,956 Deferred tax gain (Nota 24.5) (31,996) (23,672) Current income tax (expense) (578) - Adjustment in respect of current income tax of prior periods 1,562 (3,716) Total income tax (expense)

37 The breakdown of deferred tax assets and liabilities at the consolidated level by item is as follows: December 31, 2024 March 31, 2025 Deferred tax liabilities Deferred tax assets Deferred tax liabilities Deferred tax assets - 246,525 - 272,829 Tax losses - 60,098 - 60,098 Tax credits - 16,735 - 13,828 Other provisions - 9,812 - 7,571 Employee benefits provisions - 13,082 - 6,615 Inventories (169,051) - (166,521) - Investment property (217,715) - (217,721) - Goodwill (268,924) 214,759 (265,952) 159,100 Property, plant, and equipment (531,670) 633,397 (533,072) 636,156 Leases (101,843) 43,645 (55,890) 55,156 Others (1,289,203) 1,238,053 (1,239,156) 1,211,353 Total The movement of deferred tax, net, in the income statement and the statement of comprehensive income is as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 34,136 19,956 Profit from deferred tax recognized in income (72,782) 3,391 Effect of the translation of the deferred tax recognized in other comprehensive income(1) (578) - Adjustment related to current income tax from previous periods (1,559) - (Expense) income from derivative financial instruments designated as hedging instruments and others (Other comprehensive income) (40,783) 23,347 Total movement of net deferred tax (1) This effect is included in the 'Foreign currency translation difference in Other Comprehensive Income’ line, which arises from the translation at the closing exchange rate of deferred tax assets and liabilities of foreign subsidiaries (Note 27). As of March 31, 2025, the value of temporary differences related to investments in joint ventures, for which no deferred tax has been recognized, amounted to $143,758 (December 31, 2024 - $153,568) Deferred tax items are not expected to be realized within one year. Note 24.6. Effects of the distribution of dividends on the income tax There are no income tax consequences associated with the payment of dividends by Grupo Éxito to its shareholders in 2025 and 2024. Note 24.7. Non - Current tax liabilities The balance of $6,688 as of March 31, 2025 (December 31, 2024 – $7,321) corresponds to taxes payable by the subsidiary Libertad S.A. for federal taxes and installment - based incentive programs. Note 25. Other financial liabilities The balance of other financial liabilities is as follows: December 31, 2024 March 31, 2025 59,029 70,348 Collections on behalf of third parties (1) 1,174 3,826 Derivative financial instruments (2) 278 - Derivative financial instruments designated as hedge instruments (3) 60,481 74,174 Total other financial liabilities (1) The income received for third parties includes amounts received for services in which Grupo Éxito acts as an agent, such as travel agency sales, payments and banking services provided to customers . It includes $ 15 , 395 (December 31 , 2024 - $ 11 , 973 ) with related parties (Note 10 . 5 ) . Since the balance associated with this item is not material in the financial statements, the Group has chosen not to apply the amortized cost method . Under normal circumstances, such liabilities would be measured at amortized cost using the effective interest rate . (2) The fair values of these instruments are determined using valuation models commonly used by market participants. As of March 31, 2025, it corresponds to the following operations: Fair value Notional amount Hedged item Nature of risk hedged 3,826 MUSD / $24.383 MEUR / $0.950 Foreign currency liability Exchange rate Forward

The breakdown of the maturity dates of these instruments as of March 31, 2025 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	3,755	71	-	-	3,826

As of December 31, 2024, it corresponds to the following transactions:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $16.600 MEUR / $4.020	1,174

The breakdown of the maturity dates of these instruments as of December 31, 2024 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

(3) Derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of December 31, 2024, the following operations were in place:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 23)	USD/COP	1 USD / $4,466.19	5.2MUSD	5,210	-	278

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Less than 3 months	Total
Forward	278	-	-	-	-	278

The Group has documented the hedge effectiveness tests by assessing that:

- The existence of the economic relationship between the hedged item and the hedging instrument
- The effect of credit risk does not dominate,
- The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

Note 26. Other liabilities

The balance of other liabilities is as follows:

	March 31, 2025	December 31, 2024
Deferred revenue (1)	118,448	179,448
Customer loyalty programs	47,507	46,217
Advance payments under lease agreements and other projects (2)	2,327	3,689
Advance payments for fixed assets sold (3)	832	832
Instalments received under "plan resérvalo"	160	160
Repurchase coupon	87	100
Total other liabilities	**169,361**	**230,446**
Current	**168,998**	**230,068**
Non-current	**363**	**378**

(1) It mainly corresponds to payments received for the future sale of products through payment methods, property leases, and strategic alliances.

Grupo Éxito considers customer loyalty programs and deferred revenue as a contractual liability. The movement of these liabilities during the reporting period is as follows:

38

	Deferred Revenues	Customer loyalty programs
Balance as of December 31, 2023	**208,126**	**43,990**
Additions	1,248	4,317
Revenue recognized	(84,932)	(3,345)
Effect of exchange difference from translation into presentation currency	104	1,936
Balance as of March 31, 2024	**124,546**	**46,898**
Balance as of December 31, 2024	**179,448**	**46,217**
Additions	1,927,982	6,334
Revenue recognized	(1,988,440)	(4,310)
Effect of exchange difference from translation into presentation currency	(542)	(734)
Balance as of March 31, 2025	**118,448**	**47,507**

(2) It corresponds to the balance of the Locatel contract pending amortization as income from commercial space premiums.

(3) It corresponds to the advance payment for the sale of the Colina land amounting to $832.

Note 27. Shareholders' equity

Capital and premium on placement of shares

As of March 31, 2025, and December 31, 2024, the authorized capital of Almacenes Éxito S.A is represented by 1,590,000,000 ordinary shares with a nominal value of $3.3333 Colombian pesos each.

As of March 31, 2025, and December 31, 2024, the number of subscribed shares is 1,344,720,453, and the number of treasury shares reacquired is 46,856,094.

The rights granted over the shares correspond to the right to vote and voice for each share. No privileges have been granted on the shares, nor are there any restrictions on them. Additionally, there are no stock option agreements on Almacenes Éxito S.A. shares.

The share premium represents the excess paid over the nominal value of the shares. According to Colombian legal regulations, this balance may be distributed at the time of the liquidation of the company or capitalized. Capitalization is understood as the transfer of a portion of this premium to a capital account because of a dividend distribution paid in shares of Almacenes Éxito S.A.

Reserves

Reserves are appropriations made by Almacenes Éxito S.A.'s General Shareholders' Assembly from the results of previous periods. In addition to the legal reserve, this includes the occasional reserve, reserve for the repurchase of shares, and reserve for future dividends.

- Legal Reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of Almacenes Éxito S.A.'s Articles of Association, corporations must establish a legal reserve equal to at least 50% of the subscribed capital. For this, 10% of the net income of each year must be appropriated to the legal reserve until the minimum percentage is reached. Once the 50% threshold is achieved, it will be at the discretion of the General Shareholders' Assembly whether to continue increasing the legal reserve. However, if it decreases, it will be mandatory to appropriate 10% of the net income each year until the reserve reaches the specified limit again.
- Occasional reserve: An occasional reserve established by the General Shareholders' Meeting.
- Reserve for the repurchase of shares: An occasional reserve established by the General Shareholders' Meeting for the purpose of repurchasing shares.
- Reserve for the payment of future dividends: An occasional reserve created by the General Shareholders' Meeting to ensure the distribution of future dividends to shareholders.

Other Comprehensive Income Accumulated

39

The tax effect on the components of other comprehensive income is shown below:

	March 31, 2025			March 31, 2024			December 31, 2024		
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
(Loss) from financial instruments designated at fair value through other comprehensive income	(17,642)	-	(17,642)	(16,829)	-	(16,829)	(17,531)	-	(17,531)
Remeasurement loss on defined benefit plans	(3,483)	1,544	(1,939)	(5,052)	1,844	(3,208)	(3,483)	1,544	(1,939)
Translation exchange differences	(2,448,459)	-	(2,448,459)	(2,275,290)	-	(2,275,290)	(2,324,745)	-	(2,324,745)
Gain from cash-flow hedge	13,998	1,423	15,421	13,213	1,051	14,264	12,150	1,423	13,573
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	**(2,474,563)**	**2,967**	**(2,471,596)**	**(2,302,935)**	**2,895**	**(2,300,040)**	**(2,352,586)**	**2,967**	**(2,349,619)**
Other comprehensive income of non - controlling interests			**(44,831)**			**(41,308)**			**(42,615)**
Other comprehensive income of the parent			**(2,426,765)**			**(2,258,732)**			**(2,307,004)**

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as follows

	January 1 to March 31, 2025	January 1 to March 31, 2024
Retail sales (1) (Note 40)	5,164,589	5,036,104
Service revenue (2) (Note 40)	224,882	206,181
Other revenue (3) (Note 40)	15,171	32,854
Total revenue from contracts with customers	**5,404,642**	**5,275,139**

(1) Retail sales correspond to the sale of merchandise and inventory from real estate projects, net of returns and sales allowances.

The value corresponds to the following concepts:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Retail sales, net of sales returns and rebates	5,160,789	5,033,254
Sale of real estate project inventories (a)	3,800	2,850
Total retail sales	**5,164,589**	**5,036,104**

(a) As of March 31, 2025, it corresponds to the sale of 18.72% of the Éxito Occidente real estate project for $3,800. As of March 31, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850.

(2) Service revenue corresponds to the following concepts:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Real estate related income	89,734	76,414
Leases	28,776	21,703
Distributors	23,184	23,054
Commissions (a)	18,040	19,608
Administration of real estate	16,572	14,862
Advertising	15,534	18,237
Telephone	13,059	11,322
Transport	11,201	9,576
Banking services	2,783	5,047
Money transfers	1,714	2,519
Others	4,285	3,839
Total service revenue	**224,882**	**206,181**

(a) The decrease mainly corresponds to the collection made from Tuya S.A. for discounts granted for card usage and for coupons amounting to $1,021, as well as income from commission on bets amounting to $624.

(3) Other revenue corresponds to the following concepts:

40

41 January 1 to March 31, 2024 January 1 to March 31, 2025 4,028 4,871 Marketing events 5,278 2,671 Recovery of other liabilities 3,744 1,778 Collaboration agreements (a) 13,772 1,742 Asset utilizations 1,099 910 Financial Services 1,158 768 Royalty revenue 155 330 Use of parking spaces 27 13 Technical advisory 3,593 2,088 Others 32,854 15,171 Total other revenue (a) It corresponds to the participation in the following collaboration agreements, which consist of contracts to carry out projects or activities: January 1 to March 31, 2024 January 1 to March 31, 2025 1,448 1,508 Redeban S.A. 590 269 Éxito Media 14 1 Moviired S.A.S. 292 - Alianza Sura 1,400 - Renting Colombia S.A. 3,744 1,778 Total collaboration agreements Note 29. Distribution, administrative and selling expenses The value of distribution, administration, and sales expenses by nature is: January 1 to March 31, 2024 January 1 to March 31, 2025 429,461 420,294 Employee benefits (Note 30) 145,097 158,515 Taxes other than income tax 147,795 149,929 Depreciation and amortization 70,519 70,431 Fuels and power 65,641 59,052 Repairs and maintenance 38,863 39,167 Commissions on debit and credit cards 32,797 36,029 Services 35,119 30,584 Advertising 28,965 27,399 Security services 23,285 21,602 Cleaning services 20,458 18,914 Professional fees 13,489 14,629 Administration of trade premises 9,726 13,959 Transport 18,617 12,770 Leases 9,774 11,981 Outsourced employees 12,419 11,641 Packaging and marking materials 12,698 9,467 Insurance 6,484 6,470 Credit loss expense (a) 2,279 3,941 Legal expenses 690 3,423 Expenses for provisions for legal proceedings 3,858 3,138 Commissions 2,597 2,630 Cleaning and cafeteria 2,672 2,579 Other commissions 1,529 1,650 Stationery, supplies and forms 2,037 1,460 Travel expenses 1,177 1,040 Ground transportation 1,403 727 Other provision expenses 758 - Seguros Éxito collaboration agreement - 22 Éxito Media collaboration agreement 166 - Autos Éxito collaboration agreement 64,766 67,341 Others 1,205,139 1,200,784 Total distribution, administrative and selling expenses 653,667 667,255 Total distribution expenses 122,011 113,235 Total administrative and selling expenses 429,461 420,294 Employee benefit expenses (a) This amount includes the following items:

42 January 1 to March 31, 2024 January 1 to March 31, 2025 6,379 6,139 Allowance for expected credit losses (Note 8.1) 60 19 Hyperinflationary adjustments 45 312 Write - off of receivables 6,484 6,470 Total Note 30. Employee benefit expenses The employee benefits expense presented by each significant category is as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 353,717 347,083 Wages and salaries 13,362 12,319 Contributions to the social security system 15,462 13,719 Other short - term employee benefits 382,541 373,121 Total short - term employee benefit expenses 35,719 36,162 Post - employment benefit expenses, defined contribution plans 614 610 Post - employment benefit expenses, defined benefit plans 36,333 36,772 Total post - employment benefit expenses 3,809 4,927 Termination benefit expenses 6,750 5,395 Other personnel expenses 28 79 Other long - term employee benefits 429,461 420,294 Total employee benefit expenses The cost of employee benefits included in the cost of sales is shown in Note 11.2. Note 31. Other operating revenue (expenses) and other (loses) gain, net Other operating revenue January 1 to March 31, 2024 January 1 to March 31, 2025 3,195 5,596 Recovery allowance for expected credit losses (Note 8.1.) 511 1,740 Recovery of other provisions 812 1,711 Other indemnification (1) 6,266 1,487 Recovery of other liabilities 424 538 Insurance indemnification 89 356 Recovery of provisions for legal proceedings 371 40 Recovery of costs and expenses from taxes other than income tax 11,668 11,468 Total other operating revenue (1) Includes indemnities paid by Rappi S.A.S. for losses related to the home delivery operation – “turbo”. Other operating expenses January 1 to March 31, 2024 January 1 to March 31, 2025 (16,144) (1,996) Restructuring expenses (5,195) 794 Other provisions (1) (10,001) (926) Others (2) (31,340) (2,128) Total other operating expenses (1) It corresponds to the store and shop closure plan. (2) It corresponds to:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Tax on wealth	(12)	44
Corporate projects	(120)	-
Severance expenses	(328)	-
Closed stores expenses	(466)	-
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	-	(8,842)
Fees for projects for the implementation of norms and laws	-	(1,135)
Others	-	(68)
Total others	**(926)**	**(10,001)**

Other net (loss) income

	January 1 to March 31, 2025	January 1 to March 31, 2024
Gain on sale of property, plant and equipment	6,958	36
Reversal of impairment losses on assets	3,051	-
Gain from the early termination of lease contracts	1,688	130
Gain (loss) on derecognition of right-of-use assets	(56)	-
Gain on sale of assets	-	1,930
(Loss) from write-off of property, plant and equipment, intangible, property investments and other assets	(4,628)	(4,010)
Total other net (loss) income	**7,013**	**(1,914)**

Note 32. Financial income and expenses

The value of financial income and expenses is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Gain from foreign exchange differences	33,178	46,180
Interest income on cash and cash equivalents (Note 7)	8,132	11,917
Gains from valuation of derivative financial instruments	1,377	11,272
Gain from liquidated derivative financial instruments	1,017	1,053
Net monetary position results, effect of the statement of profit or loss (1)	-	26,414
Other financial income	2,541	5,941
Total financial income	**46,245**	**102,777**
Interest expense on loan and borrowings	(44,125)	(51,220)
Interest expense on lease liabilities (Note 15.2)	(37,552)	(36,964)
(Loss) from foreign exchange differences	(13,251)	(35,988)
Loss from liquidated derivative financial instruments	(11,281)	(8,979)
Loss from fair value changes in derivative financial instruments	(7,115)	(10,696)
Net monetary position expense, effect of the statement of financial position	(5,621)	(6,713)
Factoring expenses	(1,757)	(28,926)
Commission expenses	(1,608)	(2,369)
Net monetary position result, effect in the income statement (1)	(65)	-
Other financial expenses	(842)	(3,632)
Total financial expenses	**(123,217)**	**(185,487)**
Net financial result	**(76,972)**	**(82,710)**

(1) The index used to adjust for inflation the financial statements of the subsidiary Libertad S.A. is the Domestic Wholesale Price Index (IPIM) published by the National Institute of Statistics and Censuses of the Republic of Argentina (INDEC). The following are the indices and conversion factors used:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
December 31, 2023	6,603.36	276.4%
March 31, 2024	9,044.90	37%
December 31, 2024	11,034.04	67.1%
March 31, 2025	11,552.83	4.7%

Note 33. Earnings per share

43

44 The basic earnings per share are calculated based on the weighted average number of shares outstanding for each category during the period. There were no potential dilutive ordinary shares outstanding at the end of the periods ending March 31, 2025, and March 31, 2024. The calculation of basic earnings per share for all the periods presented is as follows: In the results of the period : January 1 to March 31, 2024 January 1 to March 31, 2025 (37,863) 93,147 Net profit (loss) attributable to equity holders of the parent (basic) Weighted average of the number of ordinary shares attributable 1.297.864.359 1.297.864.359 to earnings per share (basic) Basic earnings (loss) per share to equity holders of the parent (in (29.17) 71.77 Colombian pesos) In continuing operations : January 1 to March 31, 2024 January 1 to March 31, 2025 (7,980) 127,724 Net profit (loss) from continuing operations (basic) Less: net income from continuing operations attributable to 29,883 34,577 non - controlling interests Net profit (loss) from continuing operations (37,863) 93,147 attributable to the equity holders of the parent (basic) Weighted average of the number of ordinary shares attributable 1.297.864.359 1.297.864.359 to earnings per share (basic) Basic earnings (loss) per share from continuing operations attributable to the equity holders of the (29.17) 71.77 parent (in Colombian pesos) Note 34. Impairment of assets As of March 31, 2025, and December 31, 2024, no impairment losses were observed regarding the measurement of recoverable value of financial assets, except for those related to accounts receivable (Note 8). As of December 31, 2024, Grupo Éxito performed its annual impairment test for its non - financial assets, which is properly disclosed in the separate financial statements presented at the close of that year. Note 35. Fair value measurement Below is a comparison, by class, of the carrying amounts and fair values of investment properties, property, plant and equipment, and financial instruments, other than those whose carrying amounts are a reasonable approximation of their fair values. December 31, 2024 March 31, 2025 Fair value Carrying amount Fair value Carrying amount Financial assets 9,618 10,107 8,863 9,404 Trade receivables and other accounts receivable at amortized cost 402 402 374 374 Investments in private equity funds 4,469 4,469 1,383 1,383 Forward contracts measured at fair value through income (Note 12) - - 365 365 Forward contracts denominated as hedge instruments (Note 12) 13,302 13,302 12,443 12,443 Investment in bonds through other comprehensive income (Note 12) 1,437 1,437 1,437 1,437 Equity investments (Note 12) Non - financial assets 4,492,917 1,828,326 4,416,833 1,809,370 Investment property (Note 14) 4,378 2,645 4,378 2,645 Property, plant and equipment, and investment property held for sale (Note 41) Financial liabilities 1,906,048 1,907,673 1,821,940 1,823,632 Loans and borrowings (Note 20) 350,776 350,776 337,034 337,034 Put option (Note 20) 278 278 - - Forwards contracts denominated as hedge instruments (Note 25) 1,174 1,174 3,826 3,826 Forward contracts measured at fair value through income (Note 25) Non - financial liabilities 46,217 46,217 47,507 47,507 Customer loyalty liability (Note 26)

To estimate fair values, the methods and assumptions detailed below were used:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets				
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.
Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the pre-close value for the day divided by the total number of fund units at the close of operations on that day. The valuation of the assets is carried out daily by the fund manager.	N/A
Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar *forward*	The difference between the agreed *forward* rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing *bid* and *ask* quotations is used.	Peso/US Dollar exchange rate set out in the *forward* contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.
Swap contracts measured at fair value through income	Level 2	Operating cash flow forecast model	The method uses the cash flows of the swap projected with the treasury bond curves of the issuing country of the currency in which each flow is expressed and then discounts them to their present value using market swap rates disclosed by the competent authorities of each country. The difference between the incoming cash flow and the outgoing cash flow represents the net value of the swap at the evaluated cutoff.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon TES curve. *Swap* LIBOR curve. Treasury Bond curve. 12-month CPI
Derivative *swap* contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated by projecting the future cash flows of the operations using CDI curves and discounting them to present value, using CDI market *swap* rates, both published by BM&FBovespa.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	12-month CPI + basic points negotiated
Investment property	Level 2	Comparison or market method	A technique that consists of establishing the fair value of properties based on the study of recent offers or transactions of assets similar and comparable to the object of valuation.	N/A
Investment property	Level 3	Discounted cash flows method	A technique that provides the opportunity to identify income growth over a predetermined period for the investment. The value of the property is equivalent to the discounted value of future benefits. These benefits represent the annual cash flow (both positive and negative) over the period, plus the net gain derived from the hypothetical sale of the property at the end of the investment period.	Discount rate (11,25% – 19,49%) Vacancy rate (0% - 45,40%) Capitalization rate (7,75% - 9,75%)

45

46 Significant input data Description of the valuation technique Valuation technique Hierarchy level Assets Residual value Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property. Residual method Level 2 Investment property Physical value of building and land. The valuation method consists of calculating the value of a newly built property, as of the reporting date, with the same quality and features as the one being valued. This value is referred to as the replacement cost. Then, the loss in value the property has experienced over time due to wear and tear or its level of maintenance — either diligent or neglected — is assessed, which is referred to as depreciation. Replacement cost method Level 2 Investment property Residual value Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property. Residual method held for Level 2 Non - current assets classified as trading

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities				
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points
Swap contracts measured at fair value through income	Level 2	Discounted cash flows method	The method uses the cash flows of the swap projected with the treasury bond curves of the issuing country of the currency in which each flow is expressed and then discounts them to their present value using market swap rates disclosed by the competent authorities of each country. The difference between the incoming cash flow and the outgoing cash flow represents the net value of the *swap* at the evaluated cutoff.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon TES curve. *Swap* LIBOR curve. Treasury Bond curve. 12-month CPI
Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar *forward*	The difference between the agreed *forward* rate and the *forward* rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the *forward* rate, the average of the closing *bid* and *ask* quotations is used.	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. *Forward* points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.
Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	Fair value is calculated by projecting the future cash flows of the operations using market curves and discounting them to present value using market *swap* rates.	*Swap* curves calculated by *Forex Finance* Market Representative Exchange Rate (TRM)
Customer loyalty liability	Level 3	Market value	The loyalty liability is periodically updated based on the average market value of the point over the past 12 months and the effect of the expected redemption rate, determined at each transaction with the customer.	Number of points redeemed, expired and issued. Point value. Expected redemption rate
Lease liabilities	Level 2	Discounted cash flows method	Future cash flows from lease contracts are discounted to present value using the market rate for loans under similar conditions at the lease commencement date, in accordance with the minimum non-cancellable period.	Reference Banking Index (RBI) + basis points in accordance with risk profile
Put option	Level 3	Given formula	It is measured at fair value using a predetermined formula under a contract signed with the non-controlling interests of Grupo Disco Uruguay S.A., using Level 3 input data.	Net Income and EBITDA of Supermercados Disco del Uruguay S.A. from April 2023 to March 2024 and from April 2024 to March 2025. US Dollar-Uruguayan peso exchange rate on the date of valuation US Dollar-Colombian peso exchange rate on the date of valuation Total shares Supermercados Disco del Uruguay S.A.

The non-observable significant input data and a sensitivity analysis in the valuation of the put option contract correspond to:

47

48 Sensitivity of the input data on the fair value calculation Range (average) Non - observable significant input data The value of the put option is defined as the greater of (i) the fixed contract price in US dollars updated at 5% annually, (ii) a multiple of EBITDA minus the net debt of the Disco Uruguay S.A. group, or (iii) a multiple of the net revenues of the Disco Uruguay S.A. group. As of March 31 , 2025 , the value of the put option is recognized based on the multiple of net income . EBITDA of Grupo Disco Uruguay S.A. should increase by approximately 25.33% to reach a value higher than the recognized value. The fixed contract price should increase by approximately 0.91% to reach a value higher than the recognized value. A 15 % appreciation in the exchange rate would increase the value of the put option by $ 50 , 555 . Net income of Supermercados Disco del Uruguay S.A. from April 2024 to March 2025. Put option $185,876 $270,313 EBITDA of Supermercados Disco del Uruguay S.A. consolidated from the last 12 months. ($186,934) Net financial debt of Supermercados Disco del Uruguay S.A. consolidated for 6 months. $337,034 Net income multiple $42.17 US Dollar - Uruguayan peso exchange rate on the date of valuation $4,192.57 US Dollar - Colombian peso exchange rate on the date of valuation 232,710,093 Total shares Supermercados Disco del Uruguay S.A.

49 Changes in the hierarchies may occur if new information becomes available, if previously used information is no longer available, if changes improve the valuation techniques, or if market conditions change. No transfers between level 1 and level 2 hierarchies occurred during the period ended March 31, 2025. Note 36. Contingencies Contingent assets As of March 31, 2025, Grupo Éxito does not have any significant contingent assets that need to be disclosed. Contingent liabilities The following are the contingent liabilities as of March 31, 2025, and December 31, 2024: (a) The following legal proceedings are being carried out with the aim of ensuring that Grupo Éxito does not pay the amounts claimed by the plaintiff: - Administrative discussion with the DIAN (National Directorate of Customs of Colombia) for $ 42 , 210 (December 31 , 2024 - $ 42 , 210 ) related to the notification of special requirement 112382018000126 dated September 17 , 2018 , through which the income tax return for 2015 was proposed to be amended . In September 2021 , Almacenes Éxito S . A . received a new notification from the DIAN confirming its proposal . However, external advisors consider the process as a contingent liability . - Nullity of resolution N ƒ 2024008001 dated August 5, 2024, imposes a sanction for failing to declare ICA for 2020 to 2022 annually, as the declarations were submitted bimonthly, and resolution N ƒ 0034 dated November 8, 2024, for $4,175 (December 31, 2024 - $4,175). - Nullity of the Official Revision Settlement GGI - FI - LR - 50716 - 22 dated November 22 , 2022 , through which the Special Industrial and Port District of Barranquilla modifies the 2019 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI - DT - RS - 282 - 2023 dated October 27 , 2023 , through which the reconsideration appeal is resolved, for $ 3 , 735 (December 31 , 2024 - $ 3 , 790 ) . - Nullity of the Official Revision Settlement GGI - FI - LR - 50712 - 22 dated November 2 , 2022 , through which the 2018 industry and commerce tax declaration is modified, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI . DT - RS - 282 - 2023 dated October 27 , 2023 , through which the reconsideration appeal is resolved, for $ 3 , 309 (December 31 , 2024 - $ 3 , 291 ) . - Nullity of the penalty resolution from September 2020, which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 tax year, for $2,734 (December 31, 2024 - $2,734). - Nullity of the Official Review Settlement GGI - FI - LR - 50720 - 22 from December 6 , 2022 , which modifies the 2020 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of the resolution GGI - DT - RS - 329 - 2023 from December 4 , 2023 , which resolves the reconsideration appeal, for $ 2 , 716 (December 31 , 2024 - $ 2 , 664 ) . - Nullity of the Official Assessment Settlement 00019 - TS - 0019 - 2021 from February 24 , 2021 , through which the Department of Atlántico assessed the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019 , and the nullity of Resolution 5 - 3041 - TS 0019 - 2021 from November 10 , 2021 , through which the reconsideration appeal is resolved, for $ 1 , 285 (December 31 , 2024 - $ 1 , 226 ) . (b) Guarantees: - Almacenes Éxito S.A. provided a bank guarantee valid from June 20, 2024, to June 20, 2025, to the third party PriceSmart Colombia S.A.S. to ensure the payment for the purchase of merchandise (goods and supplies) in the amount of $4,000. - Almacenes Éxito S.A. provided a guarantee to its subsidiary Almacenes Éxito Inversiones S.A.S. to cover potential defaults on its obligations. As of March 31, 2025, the value amounts to $3,967 (as of December 31, 2024, $3,967). - Almacenes Éxito S.A. provided a bank guarantee until April 19, 2025, to the third - party Taiwan Melamine Products Industrial CO., LTD. to ensure payment for the purchase of goods (products and supplies) amounting to $139. - Almacenes Éxito S.A. provided a bank guarantee until April 19, 2025, to the third - party Jia Wei Lifestyle, INC. 14f 4, no. 296, SEC. 4, XINYI RD, to ensure the payment for the purchase of goods (products and supplies) amounting to $120. - Almacenes Éxito S.A. provided a bank guarantee until April 19, 2025, to the third party Duy Thanh Art Export CO., LTD (artex d and t). RD, to ensure the payment for the purchase of goods (products and supplies) amounting to $104. - Almacenes Éxito S.A. provided a bank guarantee until April 19, 2025, to the third - party Dandong Everlight Candle Industry CO., LTD., to ensure the payment for the purchase of goods (products and supplies) amounting to $90. - Almacenes Éxito S.A. provided a bank guarantee until June 5, 2025, to the third - party Free - Free Industrial CORP., to ensure the payment for the purchase of goods (products and supplies) amounting to $561. - Almacenes Éxito S.A. provided a bank guarantee until June 5, 2025, to the third - party Ningbo Yoho Giftware CO., LTD., to ensure the payment for the purchase of goods (products and supplies) amounting to $115.

- Almacenes Éxito S.A. provided a bank guarantee until July 10, 2025, to the third-party Bacninh Manufacture and Trading CO., LTD., to ensure the payment for the purchase of goods (products and supplies) amounting to $92.

- The subsidiary Éxito Viajes y Turismo S.A.S. provided a guarantee in favor of JetSmart Airlines S.A.S. for $400 to ensure compliance with the payment obligations associated with the airline ticket sales contract (December 31, 2024: $400).

- The subsidiary Éxito Viajes y Turismo S.A.S. is involved in a consumer protection lawsuit, which is being defended under the provisions of Article 4 of Decree 557 issued by the Ministry of Commerce, Industry, and Tourism, applicable since the declaration of the sanitary emergency on March 12, 2020, for an amount of $1,009 corresponding to 222 proceedings.

- The subsidiary Transacciones Energéticas S.A.S. E.S.P. provided guarantees to the following third parties to secure the payment of charges for the use of the regional transmission system and the local electricity distribution system:

Third-party	Value $
Enel Colombia S.A. E.S.P.	1,215
XM Compañía de Expertos en Mercados S.A. E.S.P.	602
Empresas Públicas de Medellín E.S.P.	501
Emcali S.A. E.S.P.	241
Central hidroelétrica de Caldas S.A. E.S.P.	119
Caribemar de la Costa S.A.S. E.S.P.	116
Empresa de energía del Quindio S.A. E.S.P.	96
AIR-E S.A. E.S.P.	71
Empresa de Energía de Pereira S.A. E.S.P.	40
Eletrificadora del Caquetá S.A. E.S.P.	34
Celsia Colombia S.A. E.S.P.	31
Empresa de energía de Boyacá S.A. E.S.P.	30
Electrificadora del Meta S.A. E.S.P.	26
Centrales elétricas del norte de Santander S.A E.S.P.	23
Electrificadora de Santander S.A. E.S.P.	17
Centrales eléctricas de Nariño S.A. E.S.P.	4

- At the request of certain insurance companies and as a requirement for the issuance of performance bonds, during 2025 some subsidiaries and Almacenes Éxito S.A., acting as joint debtor for some of its subsidiaries, have provided certain guarantees to these third parties. The guarantees granted are detailed below:

Type of guarantee	Description and detail of the guarantee	Insurance company
Open promissory note	Performance bond. Éxito acts as joint debtor of Patrimonio Autónomo Viva Barranquilla.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Exito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Éxito Viajes y Turismo S.A.S.	Berkley International Seguros Colombia S.A.
Open promissory note	Performance bond granted by Éxito Viajes y Turismo S.A.S.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Transacciones Energéticas S.A.S. E.S.P.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Logística, Transporte y Servicios Asociados S.A.S.	Seguros Generales Suramericana S.A.

These contingent liabilities, due to their possible nature, are not recognized in the statement of financial position; they are only disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

At the General Shareholders' Meeting of the Company held on March 27, 2025, a dividend of $27,398 was declared, equivalent to an annual dividend of $21.11 Colombian pesos per share. No dividends were paid during the quarter ended March 31, 2025.

The dividends declared and paid during the period ended March 31, 2025, to the owners of the non-controlling interests of the subsidiaries are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	20,404	-
Éxito Viajes y Turismo S.A.S.	3,534	-
Patrimonio Autónomo Viva Villavicencio	2,826	3,889
Patrimonio Autónomo Centro Comercial	1,623	2,253
Grupo Disco Uruguay S.A.	588	662
Patrimonio Autónomo Viva Laureles	577	657
Patrimonio Autónomo Viva Sincelejo	281	259
Patrimonio Autónomo Centro Comercial Viva Barranquilla	194	590
Patrimonio Autónomo Viva Palmas	39	145
Almacenes Éxito Inversiones S.A.S.	-	6,954
Total	**30,066**	**15,409**

50

At the General Shareholders' Meeting of Almacenes Éxito S.A. held on March 21, 2024, a dividend of $65,529 was declared, equivalent to an annual dividend of $50.49 Colombian pesos per share. The amount paid during the year ending December 31, 2024, amounted to $65,502.

The dividends declared and paid during the annual period ended December 31, 2024, to the owners of the non-controlling interests of the subsidiaries are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	121,977	144,979
Grupo Disco Uruguay S.A.	22,506	22,246
Patrimonio Autónomo Viva Villavicencio	11,739	11,817
Patrimonio Autónomo Centro Comercial	6,327	6,636
Éxito Viajes y Turismo S.A.S.	4,075	4,075
Patrimonio Autónomo Centro Comercial Viva Barranquilla	3,092	3,066
Patrimonio Autónomo Viva Laureles	3,003	2,980
Patrimonio Autónomo Viva Sincelejo	1,388	1,578
Éxito Industrias S.A.S.	1,136	1,136
Patrimonio Autónomo San Pedro Etapa I	818	413
Patrimonio Autónomo Viva Palmas	811	949
Total	**176,872**	**199,875**

Note 38. Seasonality of transactions

Grupo Éxito's operating and cash flow cycles show a certain seasonality in the operational and financial results, as well as in the financial indicators related to liquidity and working capital, with a concentration during the first and last quarters of each year, mainly due to the Christmas and holiday season and the "Special Price Days" event, which is the second most important promotional event of the year. The management monitors these indicators to ensure that risks do not materialize, and for those that could materialize, it implements action plans in a timely manner. Additionally, it monitors these indicators to ensure they remain within industry standards.

Note 39. Financial risk management policy

As of December 31, 2024, Grupo Éxito adequately disclosed its capital and financial risk management policies in the consolidated financial statements presented at the end of that year. No changes have been made to these policies during the period ended March 31, 2025.

Note 40. Operating segments

The three reportable segments of Grupo Éxito, which meet the definition of operating segments, are the following:

Colombia:

- Revenues and services from the commercial activity in Colombia, with stores under the brands Éxito, Carulla, Surtimax, Súper Inter, Surti Mayorista, and the B2B format.

Argentina:

- Revenues and services from the commercial activity in Argentina, with stores under the brands Libertad and Mini Libertad.

Uruguay:

- Revenues and services from the commercial activity in Uruguay, with stores under the brands Disco, Devoto, and Géant.

Retail sales by each of the segments are as follows:

Operating segment	January 1 to March 31, 2025	January 1 to March 31, 2024
Colombia	3,810,579	3,703,345
Argentina	299,641	295,716
Uruguay	1,054,369	1,037,043
Total consolidated sales	**5,164,589**	**5,036,104**

51

The following is additional information by operating segment:

	For the period ended March 31, 2025					
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,810,579	299,641	1,054,369	5,164,589	-	5,164,589
Service revenue	200,431	17,181	7,270	224,882	-	224,882
Other revenue	13,297	-	1,874	15,171	-	15,171
Gross profit	876,340	100,599	405,834	1,382,773	-	1,382,773
Operating profit	91,060	(20,994)	128,276	198,342	-	198,342
Depreciation and amortization	142,788	10,603	24,572	177,963	-	177,963
Net finance result	(69,861)	(9,027)	1,916	(76,972)	-	(76,972)
Profit before income tax from continuing operations	31,269	(30,021)	130,192	131,440	-	131,440
Tax expense	9,874	10,326	(23,916)	(3,716)	-	(3,716)

	For the period ended March 31, 2024					
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,703,345	295,716	1,037,043	5,036,104	-	5,036,104
Service revenue	189,458	9,809	6,914	206,181	-	206,181
Other revenue	31,255	1	1,598	32,854	-	32,854
Gross profit	843,260	100,301	378,392	1,321,953	-	1,321,953
Operating profit	(1,048)	(2,850)	99,126	95,228	-	95,228
Depreciation and amortization	143,066	7,378	23,187	173,631	-	173,631
Net finance result	(94,714)	14,576	(2,572)	(82,710)	-	(82,710)
Profit before income tax from continuing operations	(117,822)	11,726	96,554	(9,542)	-	(9,542)
Tax expense	33,809	(10,613)	(21,634)	1,562	-	1,562

(1) Non-operating companies, *holding* companies that hold shares of the operating companies, are assigned for segment reporting purposes to the geographical area to which the operating companies belong. In cases where the *holding* company holds investments in multiple operating companies, it is assigned to the most significant operating company.

(2) It refers to the balances of transactions conducted between the segments that are eliminated in the financial statement consolidation process.

Total assets and liabilities by segment are not reported internally for management purposes and, consequently, are not disclosed.

Note 41. Assets held for sale

Assets held for sale

Grupo Éxito's management has a plan to sell certain properties in order to structure projects that will allow for better utilization of these properties, increase their potential future sale price, and generate additional resources for Grupo Éxito. As a result of this plan, some of the property, plant, and equipment, as well as some of the investment properties, have been classified as assets held for sale.

The balance of assets held for sale reflected in the statement of financial position is as follows:

	March 31, 2025	December 31, 2024
Investment property	2,645	2,645

It refers to the La Secreta parcel, negotiated with the buyer in 2019. As of December 31, 2024, 59.12% of the payment for the property has been received. The remainder of the asset will be delivered along with the payments for the asset, which will be received in 2025. The deed for the contribution to the trust was signed on December 1, 2020, and registered on December 30, 2020.

No income or expenses have been recognized in the results or in other comprehensive income related to the use of these assets.

Note 42. Subsequent Events

No subsequent events after the reporting period date were identified that represent significant changes in the financial position and operations of the Company, or that, due to their relevance, need to be disclosed in the financial statements.

52

1 Almacenes Éxito S.A. Condensed separate financial statements for interim periods As of March 31, 2025, and December 31, 2024, and for the three - month periods ended March 31, 2025, and 2024

2 Almacenes Éxito S.A. Condensed Separate Statement of Financial Position for Interim Periods As of March 31, 2025, and December 31, 2024, (Amounts expressed in millions of Colombian pesos) December 31, 2024 March 31, 2025 Notes Current assets 856,675 513,925 6 Cash and cash equivalents 314,528 247,663 7 Trade receivables and other receivables 13,694 7,352 8 Prepayments 53,633 83,902 9 Receivables from related parties 2,230,260 2,255,726 10 Inventories, net 4,469 1,748 11 Financial assets 495,669 530,603 23 Tax assets 2,645 2,645 40 Assets held for sale 3,971,573 3,643,564 Total current assets Non - current assets 13,867 12,377 7 Trade receivables and other receivables 9,622 9,121 8 Prepayments - 446 9 Receivables from related parties 1,839 1,811 11 Financial assets 176,378 181,047 23 Deferred tax assets 1,861,804 1,823,126 12 Property, plant and equipment, net 64,177 63,960 13 Investment property, net 1,525,968 1,529,771 14 Rights of use asset, net 171,861 166,030 15 Other intangible assets, net 1,453,077 1,453,077 16 Goodwill 4,653,658 4,705,421 17 Investments accounted for using the equity method 398 398 Other assets 9,932,649 9,946,585 Total non - current assets 13,904,222 13,590,149 Total assets Current liabilities 1,553,175 1,453,062 19 Loans, borrowings, and other financial liability 3,336 3,896 20 Employee benefits 33,397 25,209 21 Provisions 114,552 129,415 9 Payables to related parties 3,129,255 2,979,139 22 Trade payables and other payable 315,308 321,872 14 Lease liabilities 108,668 77,320 23 Tax liabilities 161,672 166,111 24 Other financial liabilities 172,002 109,901 25 Other liabilities 5,591,365 5,265,925 Total current liabilities Non - current liabilities 128,672 117,683 19 Loans, borrowings, and other financial liability 16,186 16,186 20 Employee benefits 13,843 13,675 21 Provisions 22,195 1,731 22 Trade payables and other payables 1,443,071 1,443,410 14 Lease liabilities 378 363 25 Other liabilities 1,624,345 1,593,048 Total non - current liabilities 7,215,710 6,858,973 Total liabilities Equity 4,482 4,482 26 Issued share capital 1,491,467 1,518,855 26 Reserves 5,192,563 5,207,839 Other equity components 6,688,512 6,731,176 Total equity 13,904,222 13,590,149 Total liabilities and equity The accompanying notes are an integral part of the unaudited condensed separate interim financial statements

3 Almacenes Éxito S.A. Condensed Separate Statement of profit of loss for Interim Periods For the three - month periods ended March 31, 2025, and 2024 (Amounts expressed in millions of Colombian pesos) January 1 to March 31, 2024 January 1 to March 31, 2025 Notes Continuing operations 3,834,590 3,916,378 27 Revenue from contracts with customers (3,072,936) (3,143,900) 10 Cost of sales 761,654 772,478 Gross profit (760,645) (736,040) 28 y 29 Distribution, administrative and selling expenses 4,357 8,718 30 Other operating revenue (31,385) (120) 30 Other operating expenses (3,760) 6,323 30 Other (loss) income, net (29,779) 51,359 Operating profit 62,058 23,065 31 Financial income (169,702) (104,065) 31 Financial cost 60,017 118,119 32 Share of profit in associates and joint ventures (77,406) 88,478 ns Profit before income tax from continuing operatio 39,543 4,669 23 Income tax (expense) (37,863) 93,147 Profit for the year Earnings per share (*) Basic earnings per share (*): (29.17) 71.77 33 Basic earnings per share from continuing operations (*) Amounts expressed in Colombian pesos. The accompanying notes are an integral part of the unaudited condensed separate interim financial statements

4 Almacenes Éxito S.A. Condensed Separate Statement of Comprehensive Income for Interim Periods For the three - month periods ended March 31, 2025, and 2024 (Amounts expressed in millions of Colombian pesos) January 1 to March 31, 2024 January 1 to March 31, 2025 Notes (37,863) 93,147 Net profit (loss) for the period Other comprehensive income be reclassified to profit Components of other comprehensive income that will not and loss, net of taxes (273) (85) h other comprehensive 26 Loss from financial instruments designated at fair value throug Income ified to period results, Total other comprehensive income that will not be reclass (273) (85) net of taxes reclassified to profit and Components of other comprehensive income that may be loss, net of taxes 42,690 (121,524) 26 Gain (loss) from translation exchange differences (1) 2,897 1,848 26 Gain from cash flow hedge 45,587 (119,676) d to profit or loss, net of Total other comprehensive income that may be reclassifie taxes 45,314 (119,761) Total other comprehensive income 7,451 (26,614) Total comprehensive income Earnings per share Basic earnings per share (*): 5.74 (20.51) 33 Basic earnings (loss) per share from continuing operations (*) Amounts expressed in Colombian pesos. (1) Refers to exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency. The accompanying notes are an integral part of the unaudited condensed separate interim financial statements

Almacenes Éxito S.A.
Condensed Separate Statement of Changes in Equity for Interim Periods
As of March 31, 2025, and 2024,
(Amounts expressed in millions of Colombian pesos)

	Issued share capital	**Premium on the issue of shares**	**Treasury shares**	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	**Total reserves**	**Other comprehensive income**	**Retained earnings**	**Other equity components**	**Total equity**
	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)			
Balance on December 31, 2023	**4,482**	**4,843,466**	**(319,490)**	7,857	509,918	418,442	155,412	339,496	**1,431,125**	**(2,304,046)**	**534,333**	**1,910,807**	**6,100,677**
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)
Net (loss)	-	-	-	-	-	-	-	-	-	-	(37,863)	-	(37,863)
Other comprehensive income	-	-	-	-	-	-	-	-	-	65,093	-	-	65,093
Appropriation to reserves	-	-	-	-	125,998	-	-	-	125,998	-	(125,998)	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	4	4
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	324,817	324,817
Equity impact on the effect of the valuation of the put option of the subsidiary Grupo Disco del Uruguay S.A	-	-	-	-	-	-	-	-	-	(19,779)	-	7,675	(12,104)
Other (decreases) increases in equity	-	-	-	-	-	-	-	15,722	15,722	-	(15,610)	-	112
Balance on March 31, 2024	**4,482**	**4,843,466**	**(319,490)**	**7,857**	**570,387**	**418,442**	**155,412**	**355,218**	**1,507,316**	**(2,258,732)**	**354,862**	**2,243,303**	**6,375,207**
Balance on December 31, 2024	**4,482**	**4,843,466**	**(319,490)**	**7,857**	**586,096**	**418,442**	**155,412**	**323,660**	**1,491,467**	**(2,307,004)**	**464,211**	**2,511,380**	**6,688,512**
Declared dividend (Note 37)	-	-	-	-	(27,398)	-	-	-	(27,398)	-	-	-	(27,398)
Net profit	-	-	-	-	-	-	-	-	-	-	93,147	-	93,147
Other comprehensive income	-	-	-	-	-	-	-	-	-	(125,306)	-	-	(125,306)
Appropriation to reserves	-	-	-	-	54,786	-	-	-	54,786	-	(54,786)	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	4	4
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	78,810	78,810
Equity impact on the effect of the valuation of the put option of the subsidiary Grupo Disco del Uruguay S.A	-	-	-	-	-	-	-	-	-	5,545	-	17,756	23,301
Other movements	-	-	-	-	-	-	-	-	-	-	106	-	106
Balance on March 31, 2025	**4,482**	**4,843,466**	**(319,490)**	**7,857**	**613,484**	**418,442**	**155,412**	**323,660**	**1,518,855**	**(2,426,765)**	**502,678**	**2,607,950**	**6,731,176**

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

5

6 Almacenes Éxito S.A. Condensed Separate Statement of Cash Flows for Interim Periods For the three - month periods ended March 31, 2025, and 2024 (Amounts expressed in millions of Colombian pesos) January 1 to March 31, 2024 (1) January 1 to March 31, 2025 Notes Operating activities (37,863) 93,147 Profit (loss) for the year Adjustments to reconcile profit for the year 580 - 23 Current income tax (40,123) (4,669) 23 Deferred tax 85,883 77,016 31 Interest, loans and lease expenses 2,877 (11,925) Losses (gain) due to difference in unrealized exchange (1) (576) 5,738 31 (Gain) loss from changes in fair value of derivative financial instruments 1,662 650 7.1 Expected credit loss, net 2,773 (12,122) 10.1 Impairment of property, plant and equipment and investment property, net 559 561 20 Employee benefit provisions 19,369 (656) 21 Provisions and reversals 132,069 133,431 12; 13; 14 Depreciation of property, plant and equipment, right of use asset and investment property 6,699 6,224 15 Amortization of other intangible assets (60,017) (118,119) 32 Share of losses in associates and joint ventures accounted for using the equity method 3,831 (6,324) (Gains) losses on disposals and retirements of non - current assets 117,723 162,952 Cash generated from operating activities before changes in working capital 100,454 66,235 Decrease (increase) in trade receivables and other receivables 6,701 6,843 Decrease (Increase) in prepayments (16,399) 4,605 Decrease (increase) in receivables from related parties (91,391) (13,344) (Increase)decrease in inventories 14,881 32,334 (Increase) in tax assets (5,385) (7,700) 21 Payments in other provisions (750,578) (176,837) (Decrease) increase in trade payables and other accounts payable (117,919) 14,864 (Decrease) in accounts payable to related parties (10,791) (31,348) Increase in tax liabilities (83,799) (62,052) (Decrease) increase in other liabilities (67,275) (65,550) Income tax, net (903,778) (68,998) Net cash flows (used in) from operating activities Investing activities 26,753 (1,348) Contributions to and returns from subsidiaries and joint ventures (49,673) (21,779) 12.1 Acquisition of investment property (3,684) (393) 15 Acquisition of other intangible assets 50 6,986 Proceeds of the sale of property, plant and equipment 19,108 6,954 Dividends received (7,446) (9,580) Net cash flows (used in) investing activities Financing activities 8 - Cash flows from changes in ownership interests of subsidiaries that do not result in loss of control 2 28 Proceeds (payments of) financial assets 139,835 2,064 (Payments of) payments received from collections on behalf of third parties 1,000,000 85,000 19 Proceeds from loans and borrowings (50,000) (187,084) 19 Payments of loans and borrowings (24,334) (48,403) 19 Payments of interest of loans and borrowings (73,717) (78,118) 14.2 Lease liabilities paid (36,845) (37,659) 14.2 Interest in lease liabilities paid 954,949 (264,172) Net cash flows (used in) provided by financing activities 43,725 (342,750) Net decrease (increase) in cash and cash equivalents 980,624 856,675 6 Cash and cash equivalents at the beginning of period 1,024,349 513,925 6 Cash and cash equivalents at the end of period The accompanying notes are an integral part of the unaudited condensed separate interim financial statements. (1) Some figures in the March 2024 financial statements have been disaggregated, providing users with greater detail. The Company's management considered that these figures do not influence the economic decisions made by users regarding the financial statements issued in 2025.

7 Note 1. General information Almacenes Éxito S.A. (hereinafter, the Company) was incorporated in accordance with Colombian laws on March 24, 1950; its headquarters are located at Carrera 48 No 32 B Sur - 139, Envigado, Colombia. The Company's duration is set to expire on December 31, 2150 The Company has been listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia ; it is a foreign issuer at the Brazilian Securities and Exchange Commission (CVM) and it is also a foreign issuer at the U . S . Securities and Exchange Commission (SEC) . The issuance of the condensed separate financial statements for the interim periods as of March 31, 2025, was authorized by the Board of Directors of the Parent Company, as evidenced in the minutes of the mentioned body dated May 15, 2025. The Company’s corporate purpose primarily consists of: - Acquiring, storing, transforming, and generally distributing and selling under any commercial modality, including financing, all kinds of goods and products, both domestic and foreign, wholesale and retail, through physical or virtual means. - Providing complementary services such as granting credits for the acquisition of goods, offering insurance, conducting money transfers and remittances, providing mobile phone services, selling travel and tour packages, repairing and maintaining movable goods, conducting procedures, and selling energy. - Leasing commercial premises, receiving or granting the lease or other mere tenancy rights to sales spaces or business areas within its commercial establishments intended for the distribution of goods or products and the provision of complementary services. - Establishing, financing, or promoting companies or businesses with other natural or legal persons whose purpose is the production of objects, goods, articles, or the provision of services related to the operation of commercial establishments. - Acquiring real estate, building commercial premises for establishing stores, shopping centers, or other suitable places for the distribution of goods, without prejudice to the fact that, with a rational land utilization approach, it may sell floors or premises, lease them, or exploit them in another convenient manner, as well as investing in real estate, promoting, and executing real estate projects of any kind and in any form of real estate. - Applying funds for investment purposes to acquire shares, bonds, commercial papers, and other freely traded securities in the market for taking advantage of fiscal incentives established by law, as well as making temporary investments in liquid securities for temporary productive use; conducting firm factoring operations with its own resources, constituting guarantees on its movable or immovable assets, and executing financial transactions that allow it to acquire funds or other assets - Distributing liquid petroleum derivatives as a wholesaler and retailer through service stations, alcohol, biofuels, compressed natural gas and any other fuel applied to the automotive, industrial, fluvial, maritime, and air sectors in all their forms. From January 22 , 2024 , as of March 31 , 2025 , the immediate parent company of the Company is Cama Commercial Group Corp . , which holds 86 . 84% (direct) stake in the Company’s share capital . Cama Commercial Group Corp . is controlled by Clarendon Worldwide S . A . , which in turn is controlled by Fundación El Salvador del Mundo, ultimately controlled by Francisco Javier Calleja Malaina A business group situation is registered with the Chamber of Commerce of Aburrá Sur by the company Almacenes Éxito S.A. Note 2. Preparation bases and other material accounting policies The separate financial statements as of December 31 , 2024 , and the condensed separate financial statements for the interim periods as of March 31 , 2025 , and for the quarters ended March 31 , 2025 , and March 31 , 2024 ; have been prepared in accordance with the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) and established in Colombia through Law 1314 of 2009 , regulated by Decree 2420 of 2015 , "Single Regulatory Decree for Accounting and Financial Reporting Standards and Information Assurance," along with the other amending decrees . The condensed separate financial statements for the interim periods ended March 31 , 2025 , and March 31 , 2024 , are presented in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31 , 2024 , which were presented in accordance with IAS 1 and do not include all the information required for separate financial statements presented in accordance with this IAS . The notes to these condensed interim separate financial statements do not provide non - significant updates to the information provided in the notes to the separate financial statements as of December 31 , 2024 . Notes have been included to explain events and transactions that are relevant to an understanding of the changes in Grupo Éxito's financial position and operating performance since December 31 , 2024 , and to update the information presented in the separate financial statements as of December 31 , 2024 . The separate financial statements have been prepared on the historical cost basis, except for derivative financial instruments and financial instruments measured at fair value, as well as non - current assets and disposal group of assets measured at the lowest between their carrying amount and their fair value less their cost of sale . The Company has prepared separate financial statements on the basis that it will continue as a going concern. Note 3. Accounting policies The condensed separate financial statements for the interim periods as of March 31 , 2025 , have been prepared using the same accounting policies, measurements, and bases applied in the preparation of the separate financial statements as of December 31 , 2024 , which are duly disclosed in the separate financial statements presented at the end of that year, except for the standards, new interpretations and amendments applicable from January 1 , 2025 . The adoption of the new standards effective from January 1 , 2025 , as mentioned in Note 4 . 1 , did not result in significant changes to these accounting policies compared to those used in the preparation of the separate financial statements as of December 31 , 2024 , and no significant impacts were observed upon adoption .

8 Note 4. Regulatory changes Note 4.1. Standards and Interpretations issued by the International Accounting Standards Board - IASB applicable to the Company Impact Description Standard This amendment had no impact on the financial statements. of This Amendment, which modifies IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish accounting requirements when a currency is not exchangeable for another currency, specifying the exchange rate to be used and the information to be disclosed in the financial statements . The Amendment will enable companies to provide more useful information in their financial statements and assist investors by addressing an issue that was not previously covered under accounting requirements for the effects of exchange rate fluctuations . Amendment to IAS 21 – Lack Convertibility Note 4.2. New standards and Interpretations Issued, not yet effective Impact Description Standard It is estimated that no significant impacts will arise from the application of this IFRS . re in This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes Its objective is to assist investors in analyzing the financial performance of companies by providing more transparent and comparable information to make better investment decisions . It introduces three sets of new requirements : a. Improvement of the comparability of the income statement : Currently, there is no specific structure for the income statement . Companies choose the subtotals they wish to include, declaring an operating result, but the method of calculating it varies from one company to another, which reduces comparability . The standard introduces three defined categories of income and expenses (operations, investment, and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals b. Greater transparency of performance measures defined by management : Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to the subtotals in the income statement . The standard requires companies to disclose explanations regarding specific performance measures related to the income statement, referred to as management - defined performance measures . c. A more useful grouping of information in the financial statements : Investor analysis is hindered if the disclosed information is too summarized or too detailed . The standard provides more detailed guidance on how to organize the information and its inclusion in the primary financial statements or in the notes . IFRS 18 - Presentation and Disclosu the Financial Statements It is estimated that no significant impacts will arise from the application of this IFRS . ublic It allows companies to simplify the reporting systems and processes, thus reducing the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of those financial statements for their users . Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often maintain two sets of accounting records because the requirements of these standards differ from those of IFRS . This standard will address these challenges in the following ways : - Allowing subsidiaries to maintain a single set of accounting records to meet the needs of both their parent company and the users of their financial statements . - Reducing disclosure requirements and adapting them to the needs of the users of their financial statements IFRS 19 - Subsidiaries without P Accountability: Disclosures

Standard	Description	Impact
	A subsidiary applies IFRS 19 if and only if: a. It does not account publicly (generally, it is not listed on the stock exchange and is not a financial institution); and b. The subsidiary's immediate or ultimate parent produces consolidated financial statements that are publicly available and comply with IFRS.	
Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments	This Amendment clarifies the classification of financial assets with environmental, social, and corporate governance characteristics and similar features. According to the characteristics of the contractual cash flow, there is confusion as to whether these assets should be measured at amortized cost or at fair value. With these modifications, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent features; for example, aspects related to environmental, social, and corporate governance affairs. Additionally, these Amendments clarify the requirements for derecognition of financial assets or liabilities through electronic payment systems. The modifications clarify the date when a financial asset or liability is derecognized. The IASB also developed an accounting policy allowing the derecognition of a financial liability before the cash is delivered on the settlement date if the following criteria are met: (a) the entity cannot withdraw, stop, or cancel the payment instructions; (b) the entity cannot access the cash that will be used for the payment instruction; and (c) there is no significant risk with the electronic payment system.	It is estimated that no significant impacts will arise from the application of these amendments.
Annual Improvements to IFRS Standards	This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows The amendments issued include clarifications, cross-referencing adjustments of standards, outdated references, changes in illustrative examples, and revisions to certain paragraph words. The aim is to enhance the comprehensibility of these standards and avoid ambiguities in their interpretation.	It is estimated that no significant impacts will arise from the application of these improvements.
Amendment to IFRS 9 and IFRS 7 – Contracts referencing electricity that depends on nature.	In this amendment, the IASB makes some modifications to the disclosures that companies must make when using electricity contracts that depend on nature as hedging instruments. Key aspects of this amendment include: - Clarifying the application of the own-use requirements. - Allowing hedge accounting when these contracts are used as hedging instruments. - Adding new disclosure requirements that enable investors to understand the effect of these contracts on a company's financial performance and cash flows.	It is estimated that no significant impacts will arise from the application of these amendments.
IFRS S1 - General requirements for sustainability-related financial disclosures.	The objective of IFRS S1 - General requirements for sustainability-related financial disclosures, is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity's cash flow, its access to financing, or cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as 'sustainability-related risks and opportunities that could reasonably be expected to affect the entity's outlook.' The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.	The Management is evaluating the impacts of the application of this IFRS.
IFRS S2 - Climate-related Disclosures.	The objective of IFRS S2 - Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity's	The Management is evaluating the impacts of the application of this IFRS.

9

Standard	Description	Impact
	cash flow, its access to financing, or cost of capital in the short, medium, or long term (collectively referred to as 'climate-related information'). The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.	

Note 5. Significant events

Discontinuation of the BDR program (Forward-looking statements)

On February 14, 2025, the Company informs the market and the holders of Level II sponsored American Depositary Receipts (ADRs), backed by issued shares ("BDRs"), that B3 S.A. – Brasil, Bolsa, Balcão and the CVM have approved the procedures and conditions for the voluntary discontinuation of the BDR program ("BDR Program").

Withdrawal of ADS (American Depositary Shares)

On January 8, 2025, the last day of trading of the ADS on the New York Stock Exchange ("NYSE") took place. The Company also notified its depositary, JPMorgan Chase Bank N.A., of the termination of the ADS program, which became effective on January 21, 2025. As a result, the last trading day of the Company's ADS was January 17, 2025.

There was a change in the Company's shareholding structure as a result of the withdrawal of JPMorgan Chase Bank NA FBO Holders Of DR ÉXITO ADR as the depositary of its American Depositary Shares ("ADRs") program following its termination, and the reduction in the interest of Itaú Unibanco S.A. – BDR Program as the depositary of its BDR program after the announcement of the start of the voluntary discontinuation process on April 17, 2025.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is as follows:

	March 31, 2025	December 31, 2024
Cash in hand and at banks	485,337	743,526
High liquidity funds (1)	13,646	3,614
Certificates of deposit and securities (2)	13,479	108,101
Funds	1,463	1,434
Total cash and cash equivalents	**513,925**	**856,675**

(1) The balance is as follows:

	March 31, 2025	December 31, 2024
BBVA Asset S.A.	5,062	233
Credicorp Capital	5,011	125
Fiducolombia S.A.	3,135	547
Fiduciaria Bogota S.A.	180	188
Corredores Davivienda S.A.	156	1,917
Fondo de Inversión Colectiva Abierta Occirenta	102	604
Total high liquidity funds	**13,646**	**3,614**

The increase corresponds to new fiduciary rights to be used in the Company's operations.

(2) The balance corresponds to treasury bills (TES) $13,229 and investment in certificates (CDT) $250.

As of March 31, 2025, the Company recorded returns generated from cash in banks and cash equivalents amounting to $1,943 (March 31, 2024 - $1,960), which were recognized as financial income, as detailed in Note 31.

As of March 31, 2025, and December 31, 2024, cash and cash equivalents are not subject to any restrictions or liens that limit their availability."

Note 7. Trade receivables and other receivables

The balance of trade receivables and other receivables is as follows:

	March 31, 2025	December 31, 2024
Trade receivables (Note 7.1)	129,582	180,937
Other accounts receivable (Note 7.2)	130,458	147,458
Total trade receivables and other receivables	**260,040**	**328,395**
Current	**247,663**	**314,528**
Non-Current	**12,377**	**13,867**

10

Note 7.1. Trade receivables

The balance of trade receivables is as follows:

	March 31, 2025	December 31, 2024
Trade receivables	113,292	162,305
Sale of real-estate project inventories (1)	10,826	10,800
Rentals and dealers	5,109	5,865
Net investment in leases	4,415	5,509
Employee funds and lending	204	514
Allowance for expected credit loss	(4,264)	(4,056)
Total trade receivables	**129,582**	**180,937**

(1) The balance corresponds to the long-term sales of the Copacabana real estate project.

An impairment test is performed at each reporting period-end. The measurement rates are based on the days overdue for groupings of various customer segments with similar loss patterns (such as product type and customer rating, among others). The calculation reflects the result of a reasonable and sustainable weighted probability based on available information at the reporting date, considering past events and current conditions. Generally, trade receivables and other receivables are written off if they are overdue for more than one year.

The expected credit loss provision is recognized as an expense in the period's results. During the period ended March 31, 2025, the net effect of portfolio impairment on operational results corresponds to an expense of $650 (March 31, 2024 - expense of $1,662).

The movement provision of the expected credit loss during the period was as follows:

Balance as of December 31, 2023	**4,160**
Additions (Note 28)	3,864
Reversal of allowance for expected credit losses (Note 30)	(2,202)
Write-off of receivables	(135)
Balance as of March 31, 2024	**5,687**
Balance as of December 31, 2024	**4,056**
Additions (Note 28)	4,109
Reversal of allowance for expected credit losses (Note 30)	(3,459)
Write-off of receivables	(442)
Balance as of March 31, 2025	**4,264**

Note 7.2. Other receivables

The balance of other accounts receivable is as follows:

	March 31, 2025	December 31, 2024
Business agreements (1)	63,961	71,989
Loans or advances to employees	30,534	33,278
Recoverable taxes (2)	13,984	21,194
Sale of property, plant, and equipment (3)	7,594	353
Money remittances	5,059	8,858
Money transfer services	600	1,575
Other	8,726	10,211
Total other receivables	**130,458**	**147,458**

(1) The variation mainly corresponds to the decrease in the receivable from the Family Compensation Fund (Cafam) related to family subsidies for $3,176. Additionally, there was a reduction in the receivable from agreements with companies providing benefits to their members for $4,810

(2) The decrease mainly corresponds to the offsetting of the VAT credit balance

(3) The increase mainly corresponds to the sale of the Country lot in Bogotá for $6,986.

Trade receivables and other receivables by age

The details by age of trade receivables and other receivables, excluding impairment, are as follows:

Period	Total	Less than 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 90 days
March 31, 2025	264,304	250,912	650	107	12,635
December 31, 2024	332,451	317,623	523	438	13,867

11

Note 8. Prepayments

The balance of prepayments is as follows:

	March 31, 2025	December 31, 2024
Lease payments (1)	9,459	9,996
Insurance	6,112	11,506
Maintenance	715	1,088
Other prepayments	187	726
Total prepayments	**16,473**	**23,316**
Current	**7,352**	**13,694**
Non-current	**9,121**	**9,622**

(1) Corresponds to the leases paid in advance of the following real estate:

	March 31, 2025	December 31, 2024
Almacén Carulla Castillo Grande	6,276	7,104
Almacén Éxito San Martín	3,183	2,856
Proyecto Arábica	-	36
Total leases	**9,459**	**9,996**

Note 9. Related parties

The following companies are considered related parties, with no transactions have been carried out as of the date of presentation of these financial statements:

- Fundación El Salvador del Mundo;
- N1 Investments, Inc.;
- Clarendon Wolrwide S.A.;
- Avelan Enterprise, Ltd.;
- Foresdale Assets, Ltd.;
- Invenergy FSRU Development Spain S.L.;
- Talgarth Trading Inc.;
- Cama Comercial Group. Corp.

Note 9.1. Significant agreements

Transactions with related parties primarily refer to transactions between the Company and its subsidiaries, joint ventures, and other related entities, and were accounted for substantially in accordance with the prices, terms, and conditions agreed upon between the parties. The agreements are detailed below:

- Puntos Colombia S.A.S.: Agreement on terms and conditions for the redemption and accumulation of points under its loyalty program, among other services

- Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards inside and outside the Company's stores, and (iii) the use of other financial services agreed upon between the parties within the Company's stores.

- Sara ANV S.A.: Agreement on terms and conditions for the provision of services.

- Almacenes Éxito Inversiones S.A.S.: Acquisition of telephony plans and contract for the provision of administrative services.
- Logística Transporte y Servicios Asociados S.A.S.: Contracts for transportation services; contracts for the sale of merchandise, administrative services, and expense reimbursement.

- Transacciones Energéticas S.A.S. E.S.P.: Contracts for the provision of energy marketing services.

- Éxito Industrias S.A.S.: Contracts for property leasing and provision of services.

- Éxito Viajes y Turismo S.A.S.: Contract for expense reimbursements and administrative services.

- Patrimonio Autónomo Viva Malls: Contract for property leasing, administrative services, and expense reimbursement.

- Marketplace Internacional Éxito y Servicios S.A.S.: Software usage license and contract for the provision of "Éxito referrals" services.

Note 9.2. Transactions with related parties

Transactions with related parties refer to income from the sale of goods and other services, as well as costs and expenses related to the purchase of goods and services received.

12

As mentioned in Note 1, as of March 31, 2025, the parent company of the entity is Cama Commercial Group Corp.

The value of income from transactions with related parties is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Subsidiaries (1)	15,826	16,849
Joint ventures (2)	14,055	15,729
Other related parties (3)	297	-
Total	**30,178**	**32,578**

(1) The revenues correspond to the provision of administrative services to Éxito Industrias S.A.S., Almacenes Éxito Inversiones S.A.S., Transacciones Energéticas S.A.S. E.S.P., Logística, Transporte y Servicios Asociados S.A.S., and the Autonomous Trusts, as well as to the leasing of real estate to the Autonomous Trusts and to Éxito Viajes y Turismo S.A.S.

The amount of revenue with each subsidiary is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Patrimonios Autónomos	9,448	10,112
Almacenes Éxito Inversiones S.A.S.	5,225	5,193
Logística, Transporte y Servicios Asociados S.A.S.	604	733
Éxito Viajes y Turismo S.A.S.	320	434
Éxito Industrias S.A.S.	198	311
Transacciones Energéticas S.A.S. E.S.P.	31	66
Total	**15,826**	**16,849**

(2) The amount of revenue with each joint venture is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Compañía de Financiamiento Tuya S.A.		
Recovery of commercial activations	11,754	12,576
Yields from bonds, coupons, and energy	1,130	1,341
Real estate leases	1,012	1,083
Services	17	230
Total	**13,913**	**15,230**
Puntos Colombia S.A.S.		
Services	3	264
Sara ANV S.A.		
Personnel payroll reimbursement	139	235
Total revenue	**14,055**	**15,729**

(3) The revenue corresponds to the sale of goods to the company Calleja S.A. de C.V.

The amount of costs and expenses with related parties is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Subsidiaries (1)	96,815	97,842
Joint ventures (2)	30,222	28,300
Key management personnel (3)	7,680	33,025
Members of the Board	37	403
Other related parties	14	-
Total	**134,768**	**159,570**

(1) The costs and expenses mainly correspond to purchases of merchandise and goods for commercialization from Éxito Industrias S.A.S.; transportation services received from Logística, Transporte y Servicios Asociados S.A.S.; leases and property management with Patrimonios Autónomos and Éxito Industrias S.A.S.; royalty expenses for the use of trademarks with Éxito Industrias S.A.S.; the purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods, and reimbursements from other subsidiaries.

13

The amount of costs and expenses with each subsidiary is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Logística, Transporte y Servicios Asociados S.A.S.	49,361	49,172
Patrimonios Autónomos	28,426	28,304
Éxito Industrias S.A.S.	13,421	14,930
Almacenes Éxito Inversiones S.A.S.	4,668	4,489
Transacciones Energéticas S.A.S. E.S.P.	470	528
Marketplace Internacional Exito y Servicios S.A.S.	434	305
Éxito Viajes y Turismo S.A.S.	35	114
Total	**96,815**	**97,842**

(2) The amount of costs and expenses with each joint venture is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Compañía de Financiamiento Tuya S.A.		
Commissions on means of payment	2,556	3,257
Puntos Colombia S.A.S.		
Cost of customer loyalty program	27,666	25,043
Total costs and expenses	**30,222**	**28,300**

(3) The transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly correspond to the employment relationship established between the parties.

The compensation for key management personnel is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Short-term employee benefits	7,530	32,813
Post-employment benefits	150	212
Total	**7,680**	**33,025**

Note 9.3. Receivables from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivables		Other non-financial assets	
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Subsidiaries (1)	51,913	16,123	-	-
Joint ventures (2)	31,686	37,504	446	-
Other related parties (3)	303	6	-	-
Total	**83,902**	**53,633**	**446**	**-**
Current	**83,902**	**53,633**	**-**	**-**
Non-current	**-**	**-**	**446**	**-**

(1) The balances correspond to the following subsidiaries and the following items:

- The balance of receivables for each subsidiary is as follows:

	March 31, 2025	December 31, 2024
Patrimonios Autónomos (a)	26,488	3,746
Logística, Transporte y Servicios Asociados S.A.S. (b)	10,586	279
Libertad S.A.	9,798	10,206
Éxito Viajes y Turismo S.A.S. (c)	3,803	150
Almacenes Éxito Inversiones S.A.S.	1,000	844
Éxito Industrias S.A.S.	206	811
Transacciones Energéticas S.A.S. E.S.P.	32	35
Marketplace Internacional Exito y Servicios S.A.S.	-	52
Total receivables subsidiaries	**51,913**	**16,123**

14

(a) Includes $21,733 (2024 - $496) of declared dividends.
(b) Includes $10,457 (2024 - $-) of declared dividends.
(c) Includes $3,678 (2024 - $-) of declared dividends.

- The balance of receivables from subsidiaries corresponds to the following items:

	March 31, 2025	December 31, 2024
Collection of declared dividends	35,868	496
Strategic direction services	9,798	10,206
Administrative services	2,560	1,578
Expense reimbursement	646	516
Other services	3,041	3,327
Total receivables subsidiaries	**51,913**	**16,123**

(2) The balances correspond to the following joint ventures and the following items:

- The balance of receivables for each joint venture is as follows:

	March 31, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.		
Commercial activations, services, and coupon collection	657	3,350
Other services	2,343	1,252
Total	**3,000**	**4,602**
Puntos Colombia S.A.S.		
Redemption of points	28,583	32,849
Sara ANV S.A.		
Other services	103	53
Total receivables	**31,686**	**37,504**

- Other non-financial assets:

The balance of $446 as of March 31, 2025, corresponds to payments made to Sara ANV S.A. for the subscription of shares.

(3) The balance corresponds to Calleja S.A. de C.V. for the purchase of goods.

Note 9.4. Payables to related parties

The balance of payables to related parties is as follows:

	March 31, 2025	December 31, 2024
Subsidiaries (1)	85,391	70,872
Joint ventures (2)	44,024	43,680
Total payables	**129,415**	**114,552**

(1) The balances correspond to the following subsidiaries and the following items:

- The balance of payables for each subsidiary is as follows:

	March 31, 2025	December 31, 2024
Éxito Industrias S.A.	55,289	41,428
Logística, Transporte y Servicios Asociados S.A.S.	13,489	14,162
Almacenes Éxito Inversiones S.A.S.	6,874	4,731
Transacciones Energéticas S.A.S. E.S.P.	4,735	4,821
Patrimonios Autónomos	4,181	5,416
Marketplace Internacional Exito y Servicios S.A.S.	800	300
Éxito Viajes y Turismo S.A.S.	23	14
Total payables subsidiaries	**85,391**	**70,872**

15

16 - The balance of payables to subsidiaries corresponds to the following items: December 31, 2024 March 31, 2025 14,097 42,927 Purchase of assets and inventories 14,070 13,489 Transportation services 4,602 6,523 Mobile recharge collection service 3,746 4,924 Lease of real estate 4,794 4,674 Energy services 14 23 Purchase of tourist packages 29,549 12,831 Other services received 70,872 85,391 Total payables subsidiaries (2) The balance of payables for each joint venture is as follows: December 31, 2024 March 31, 2025 43,648 43,958 Puntos Colombia S.A.S. (a) 32 66 Compañía de Financiamiento Tuya S.A. 43,680 44,024 Total payables joint ventures (a) It corresponds to the issuance of points (accumulations) issued. Note 9.5. Lease liabilities with related parties The balance of lease liability with related parties is as follows: December 31, 2024 March 31, 2025 453,404 464,399 Subsidiaries (Note 14.2) 58,344 61,568 Current 395,060 402,831 Non - current The lease liability balance corresponds to the lease agreements entered with the following subsidiaries: December 31, 2024 March 31, 2025 453,404 464,399 Subsidiaries (Patrimonios Autónomos) (Note 14.2) Note 9.6. Other financial liabilities with related parties The balance of other financial liabilities with related parties is as follows: December 31, 2024 March 31, 2025 126,367 117,914 Subsidiaries (1) 11,973 15,395 Joint ventures (2) 138,340 133,309 Total other financial liabilities (1) It corresponds to the money collected from the subsidiaries within the 'in - house cash' centralized treasury program (Note 24) (2) It corresponds to collections received from third parties for the use of the Éxito Card, owned by Compañía de Financiamiento Tuya S.A. (Note 24).

17 Note 10. Inventories, net and Cost of sales Note 10.1. Inventories, net The balance of inventories is as follows: December 31, 2024 March 31, 2025 2,138,916 2,149,640 Inventories, net (1) 42,074 43,954 Raw materials 25,596 42,154 Inventories in transit 16,941 13,716 Real estate project inventories (2) 6,733 6,262 Materials, spares, accessories and consumable packaging 2,230,260 2,255,726 Total inventories, net (1) The movement of the losses on inventory obsolescence and damage, included as lower value in inventories, during the reporting periods is as follows: 17,947 Balance as of December 31, 2023, 2,773 Loss recognized during the period (Note 10.2.) 20,720 Balances as of March 31, 2024, 28,271 Balance as of December 31, 2024 (12,122) Reversal of loss recognized during the period (Note 10.2.) 16,149 Balances as of March 31, 2025 (2) For 2025, it corresponds to the Éxito Occidente real estate project for $11,584 (December 31, 2024 - $14,809) and the Éxito La Colina real estate project for $2,132 (December 31, 2024 - $2,132). As of March 31, 2025, and December 31, 2024, the inventories are free from restrictions or encumbrances that limit their marketability or realizability. Note 10.2. Cost of sales The information related to the cost of sales, impairment, and the losses and reversals of impairment recognized in inventories is presented below: January 1 to March 31, 2024 January 1 to March 31, 2025 3,455,215 3,555,797 Cost of goods sold (1) (564,450) (587,334) Trade discounts and purchase rebates 147,446 137,352 Logistics costs (2) 31,952 50,207 Damage and loss 2,773 (12,122) (Gain) Loss recognized during the period (Note 10.1) 3,072,936 3,143,900 Total cost of sales (1) For the quarter ended March 31, 2025, it includes $7,854 of depreciation and amortization costs (March 31, 2024 - $7,091). (2) The balance is composed of the following items: January 1 to March 31, 2024 January 1 to March 31, 2025 80,616 80,898 Employee benefits 48,424 35,907 Services 16,557 16,945 Depreciations and amortizations 525 2,341 Leases 1,324 1,261 Upload and download operators 147,446 137,352 Total logistics costs

Note 11. Financial assets

The balance of financial assets is as follows:

	March 31, 2025	December 31, 2024
Financial assets measured at fair value through other comprehensive income (1)	1,437	1,437
Derivative financial instruments (2)	1,383	4,469
Financial assets measured at fair value through profit or loss	374	402
Derivative financial instruments designated as hedge instruments (4)	365	-
Total financial assets	**3,559**	**6,308**
Current	**1,748**	**4,469**
Non-current	**1,811**	**1,839**

(1) Financial assets measured at fair value through other comprehensive income correspond to equity investments that are not held for trading. The details of these investments are as follows:

	March 31, 2025	December 31, 2024
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	33	33
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	**1,437**	**1,437**

(2) The derivatives are related to foreign exchange *forwards*. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of March 31, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,191.79 1 EUR / $4,533.42	MUSD / $22.000 MEUR / $1.790	1,383

The details of the maturity dates of these instruments as of March 31, 2025, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	215	486	682	-	-	1,383

As of December 31, 2024, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

The details of the maturity dates of these instruments as of December 31, 2024, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

(3) The derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

18

19 As of March 31, 2025, it corresponds to the following transactions: Fair value recognized in the income statement Fair value recognized in other comprehensi ve income Average rates for hedged instruments Rate of hedged item Hedged item Nature of risk hedged Amount hedged Fair value 365 - 642 5.2MUSD 1 USD / $4,125.53 USD/COP Trades payable and payables – Purchase of assets (Note 22) Exchange rate Forward The details of the maturity dates of these hedging instruments as of March 31, 2025, are as follows: Total More than 12 months Between 6 and 12 months Between 3 and 6 months Between 1 and 3 months Less than 1 month 365 - - - - 365 Forward As of March 31, 2025, and December 31, 2024, the financial assets are free from restrictions or encumbrances that limit their marketability or realizability. As of March 31, 2025, and December 31, 2024, no impairment in value was observed in any of the assets. Note 12. Property, plant and equipment, net The balance of property, plant, and equipment, net is as follows: December 31, 2024 March 31, 2025 442,358 442,358 Land 954,767 956,095 Buildings 906,455 910,987 Machinery and equipment 565,762 565,592 Furniture and fixtures 6,660 7,297 Assets under construction 454,096 453,797 Improvements to third - party properties 7,498 7,498 Vehicles 294,735 294,523 Computers 289 289 Others 3,632,620 3,638,436 Total property, plant and equipment, gross (1,770,816) (1,815,310) Accumulated depreciation 1,861,804 1,823,126 Total property, plant and equipment, net

The movements in the cost of property, plant, and equipment and in its depreciation during the presented period are as follows:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	**445,269**	**960,056**	**881,732**	**539,865**	**6,139**	**457,570**	**7,584**	**293,597**	**289**	**3,592,101**
Additions	-	-	5,431	1,386	-	4,534	-	1,081	-	12,432
(Disposals and withdrawals)	-	-	(4,771)	(687)	(3)	(7,410)	(2)	(276)	-	(13,149)
Decrease (Increase) from movements between property, plant and equipment accounts	-	-	-	-	(230)	230	-	-	-	-
(Decreases) by transfer (to) other balance sheet accounts – Tax assets	-	-	(731)	(202)	(128)	-	-	(81)	-	(1,142)
Balance as of March 31, 2024	**445,269**	**960,056**	**881,661**	**540,362**	**5,778**	**454,924**	**7,582**	**294,321**	**289**	**3,590,242**
Balance as of December 31, 2024	**442,358**	**954,767**	**906,455**	**565,762**	**6,660**	**454,096**	**7,498**	**294,735**	**289**	**3,632,620**
Additions	-	1,328	8,799	1,667	764	1,676	-	583	-	14,817
(Disposals and withdrawals)	-	-	(3,227)	(1,610)	-	(1,720)	-	(726)	-	(7,283)
(Decreases) by transfer (to) other balance sheet accounts – Tax assets	-	-	(1,040)	(227)	(127)	(255)	-	(69)	-	(1,718)
Balance as of March 31, 2025	**442,358**	**956,095**	**910,987**	**565,592**	**7,297**	**453,797**	**7,498**	**294,523**	**289**	**3,638,436**

Accumulated depreciation	Buildings	Machinery and equipment	Furniture and fixtures	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	**256,273**	**512,902**	**382,109**	**258,768**	**7,126**	**181,327**	**4**	**1,598,509**
Depreciation	7,170	17,241	11,685	8,856	75	8,419	-	53,446
(Disposals and withdrawals)	-	(4,412)	(585)	(4,319)	(2)	(274)	-	(9,592)
Balance as of March 31, 2024	**263,443**	**525,731**	**393,209**	**263,305**	**7,199**	**189,472**	**4**	**1,642,363**
Balance as of December 31, 2024	**282,916**	**565,118**	**422,651**	**282,791**	**7,222**	**210,114**	**4**	**1,770,816**
Depreciation	7,148	16,613	10,581	8,111	32	7,985	-	50,470
(Disposals and withdrawals)	-	(2,649)	(1,526)	(1,079)	-	(722)	-	(5,976)
Balance as of March 31, 2025	**290,064**	**579,082**	**431,706**	**289,823**	**7,254**	**217,377**	**4**	**1,815,310**

20

21 The assets under construction are represented by those assets in the process of construction, assembly, or installation that are not yet in the expected condition for use by the Company’s management, and on which the costs directly attributable to the construction process continue to be capitalized, when they are eligible assets . Within the cost of property, plant, and equipment, no balances of estimates for dismantling costs or similar are included, as the Company's evaluation and analysis have determined that there are no contractual or legal obligations requiring these estimates at the time of acquisition. As of March 31, 2025, and December 31, 2024, property, plant, and equipment are free from restrictions or encumbrances that limit their realizability or marketability, and there are no contractual commitments for the acquisition, construction, or development of property, plant, and equipment. As of March 31, 2025, and December 31, 2024, property, plant, and equipment do not have residual values affecting their depreciable amounts. As of March 31, 2025, and December 31, 2024, the Company holds insurance policies covering the risk of loss on these assets. Note 12.1. Additions to property, plant and equipment for cash flow presentation purposes. January 1 to January 1 to March 31, 2024 March 31, 2025 12,432 14,817 Additions (76,264) (35,830) Financing of property, plant, and equipment – Additions 113,505 42,792 Financing of property, plant, and equipment – Payments 49,673 21,779 Acquisition of property, plant and equipment in cash Note 13. Investment properties The Company’s investment properties consist of commercial premises and land held to generate rental income from operating lease contracts or future appreciation in their value. The balance of investment properties, net, is as follows: December 31, 2024 March 31, 2025 42,801 42,801 Land 29,576 29,576 Buildings 850 850 Constructions in progress 73,227 73,227 Total cost of investment properties (8,988) (9,205) Accumulated depreciation (62) (62) Impairment 64,177 63,960 Total investment properties, net The movements in the cost of investment properties and in the accumulated depreciation during the presented period are as follows: Buildings Accumulated depreciation 8,123 Balance as of December 31, 2023 217 Depreciation 8,340 Balance as of March 31, 2024 8,988 Balance as of December 31, 2024 217 Depreciation 9,205 Balance as of March 31, 2025 As of March 31, 2025, and December 31, 2024, investment properties are free from restrictions or encumbrances that limit their realizability or marketability. As of March 31, 2025, and December 31, 2024, the Company has no commitments for the acquisition, construction, or development of investment properties. Additionally, there is no third - party compensation for damaged or lost investment properties. Note 35 presents the fair values of the investment properties, which were based on valuations performed annually by an independent third party.

22 Note 14. Leases Nota 14.1. Right - of - use assets, net The balance of right - of - use assets, net, is as follows: December 31, 2024 March 31, 2025 3,444,970 3,508,587 Right - of - use assets (1,919,002) (1,978,816) Accumulated depreciation 1,525,968 1,529,771 Total right - of - use assets, net The movements in the cost of right - of - use assets and in their accumulated depreciation during the presented period are as follows: I Cost 3,203,928 Balance as of December 31, 2023 11,206 Increase from new contracts 117,849 Remeasurements from existing contracts (1) (3,505) Derecognition, reversal and disposal (2) (581) Others 3,328,897 Balance as of March 31, 2024 3,444,970 Balance as of December 31, 2024 3,201 ncrease from new contracts 82,493 Remeasurements from existing contracts (1) (22,930) Derecognition, reversal and disposal (2) 853 Others 3,508,587 Balance as of March 31, 2025 Accumulated depreciation 1,647,077 Balance as of December 31, 2023 78,406 Depreciation (3,465) Derecognition and disposal (2) 1,722,018 Balance as of March 31, 2024 1,919,002 Balance as of December 31, 2024 82,744 Depreciation (22,930) Derecognition and disposal (2) 1,978,816 Balance as of March 31, 2025 (1) It is primarily due to the extension of lease terms, indexations, and modifications in the leases. (2) It is primarily due to the early termination of lease contracts. The balance of the cost of right - of - use assets by underlying asset class is as follows: December 31, 2024 March 31, 2025 3,444,970 3,508,587 Buildings 3,444,970 3,508,587 Total cost of right - of - use assets The balances of accumulated depreciation of right - of - use assets by underlying asset class are as follows: December 31, 2024 March 31, 2025 1,919,002 1,978,816 Buildings 1,919,002 1,978,816 Total accumulated depreciation of right - of - use assets

23 The depreciation expense by underlying asset class is as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 77,954 82,744 Buildings 305 - Equipment 147 - Vehicles 78,406 82,744 Total depreciation expense The Company is not exposed to future cash outflows from extension options and termination options. Additionally, there are no residual value guarantees, restrictions, or obligations imposed by leases. As of March 31, 2025, the average remaining term of the lease contracts is 14 years (December 31, 2024 – 13 years), which is also the average remaining depreciation term of the right - of - use assets. Note 14.2 Lease liabilities The balance of the lease liability is as follows: December 31, 2024 March 31, 2025 1,758,379 1,765,282 Lease liabilities (1) 315,308 321,872 Current 1,443,071 1,443,410 Non - current (1) Includes $464,399 (December 31, 2024 - $453,404) of lease liability contracted with related parties (Note 9.5). The movements in the lease liability are as follows: I I 1,771,142 Balance as of December 31, 2023 11,206 Increase due to new contracts 37,448 Accrued interest (Note 31) 117,849 Remeasurements (97) Write - off, reversal, and disposal (73,717) Payment of lease liabilities (36,845) nterest payments on lease liabilities 1,826,986 Balance as of March 31, 2024 1,758,379 Balance as of December 31, 2024 3,201 ncrease due to new contracts 37,631 Accrued interest (Note 31) 82,493 Remeasurements (645) Write - off, reversal, and disposal (78,118) Payment of lease liabilities (37,659) nterest payments on lease liabilities 1,765,282 Balance as of March 31, 2025 I Below are the future lease liability payments as of March 31, 2025: 352,842 Up to one year 838,553 From 1 to 5 years 817,100 More than 5 years 2,008,495 Minimum installments for lease liabilities (*) (243,213) Future financing (expenses) 1,765,282 Total minimum net installments for lease liabilities (*) This amount includes principal and interest.

Note 15. Other intangible assets, net

The balance of other intangible assets, net is as follows:

	March 31, 2025	December 31, 2024
Trademarks	86,433	86,433
Computer software	171,649	178,249
Rights	20,491	20,491
Others	22	22
Total cost of other intangible assets	**278,595**	**285,195**
Accumulated amortization	(112,565)	(113,334)
Total other intangible assets, net	**166,030**	**171,861**

The changes in the cost of intangible assets and in accumulated amortization during the reported period are as follows:

Cost	Trademarks(1)	Computer software	Rights	Other	Total
Balance as of December 31, 2023	**86,427**	**239,493**	**20,491**	**22**	**346,433**
Additions	4	3,680	-	-	3,684
Disposals and derecognition	-	(6,055)	-	-	(6,055)
Balance as of March 31, 2024	**86,431**	**237,118**	**20,491**	**22**	**344,062**
Balance as of December 31, 2024	**86,433**	**178,249**	**20,491**	**22**	**285,195**
Additions	-	393	-	-	393
Disposals and derecognition	-	(6,993)	-	-	(6,993)
Balance as of March 31, 2025	**86,433**	**171,649**	**20,491**	**22**	**278,595**

Accumulated amortization	Trademarks(1)	Computer software	Rights	Other	Total
Balance as of December 31, 2023		**156,087**			**156,087**
Amortization		6,699			6,699
Disposals and derecognition		(5,674)			(5,674)
Balance as of March 31, 2024		**157,112**			**157,112**
Balance as of December 31, 2024		**113,334**			**113,334**
Amortization		6,224			6,224
Disposals and derecognition		(6,993)			(6,993)
Balance as of March 31, 2025		**112,565**			**112,565**

(1) This corresponds to the Surtimax brand received from the merger with Carulla Vivero S.A. for $22,723, the Súper Ínter brand acquired in the business combination with Comercializadora Giraldo Gómez y Cía. S.A. for $63,704, and the Finlandek brand for $6.

These brands have an indefinite useful life. The Company estimates that there is no foreseeable time limit in which these assets are expected to generate net cash inflows, therefore, they are not amortized.

The rights have an indefinite useful life. The Company estimates that there is no foreseeable time limit in which these assets are expected to generate net cash inflows, therefore, they are not amortized.

As of March 31, 2025, and December 31, 2024, the other intangible assets do not have any restrictions or encumbrances that limit their realization or marketability. Additionally, there are no commitments to the acquisition or development of intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	March 31, 2025	December 31, 2024
Retail trade	1,453,077	1,453,077
Total goodwill	**1,453,077**	**1,453,077**

The company has evolved in its operational management, adopting a comprehensive approach to retail business instead of analyzing each brand separately. As of December 31, 2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in accounting estimates. The management, aligned with the new parent entity, has transitioned to performance reporting based on business lines, such as retail and real estate, rather than extensive segmentation by brand or store. As a result, the retail business will be consolidated into a single UGE encompassing all brands for Colombia.

Goodwill has an indefinite useful life due to the Company's intended use of it, therefore, it is not amortized

24

Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method is as follows:

Company	Classification	March 31, 2025	December 31, 2024
Spice Investment Mercosur S.A.	Subsidiary	2,055,200	1,969,374
Onper Investment 2015 S.L.	Subsidiary	1,093,261	1,131,442
Patrimonio Autónomo Viva Malls	Subsidiary	1,000,087	1,007,236
Compañía de Financiamiento Tuya S.A.	Joint venture	280,444	271,548
Éxito Industrias S.A.S.	Subsidiary	202,307	197,180
Puntos Colombia S.A.S.	Joint venture	19,424	17,691
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	16,636	23,961
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	16,269	4,861
Marketplace Internacional Éxito y Servicios S.A.S.	Subsidiary	5,844	5,887
Almacenes Éxito Inversiones S.A.S.	Subsidiary	4,348	9,313
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Éxito Viajes y Turismo S.A.S.	Subsidiary	3,192	6,134
Patrimonio Autónomo Iwana	Subsidiary	2,599	2,659
Sara ANV S.A.	Joint venture	1,422	1,981
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	417	414
Gestión y Logistica S.A.	Subsidiary	121	127
Total investments accounted for using the equity method		**4,705,421**	**4,653,658**

There are no restrictions on the ability of investments accounted for using the equity method to transfer funds to the Company in the form of cash dividends, or the reimbursement of loans or advances made.

The Company has no contingent liabilities incurred in connection with its interests in these investments.

The Company does not have implicit obligations acquired on behalf of investments accounted for using the equity method, resulting from losses exceeding the investment held.

The investments are not subject to any restrictions or encumbrances that affect the investment held.

The corporate objects, other corporate information, and financial information of the investments accounted for using the equity method were properly disclosed in the separate financial statements presented at the end of 2024.

The movement of investments accounted for using the equity method during the reported period is as follows:

Balance as of December 31, 2023	**4,091,366**
Capital increases (reduction), net	(13,010)
Share of income (Note 32)	60,017
Share in equity movements	375,021
Declared dividends	(25,078)
Balance as of March 31, 2024	**4,488,316**
Balance as of December 31, 2024	**4,653,658**
Capital increases (reduction), net	906
Share of income (Note 32)	118,119
Share in equity movements	(24,935)
Declared dividends	(42,327)
Balance as of March 31, 2025	**4,705,421**

Note 18. Non-cash transactions

During the quarters ended on March 31, 2025, and March 31, 2024, the Company had non-cash additions to property, plant, and equipment, and right-of-use assets, which were not included in the statement of cash flows, presented in Notes 12.1 and 14, respectively.

Note 19. Loans and borrowings

The balance of loans and borrowings is as follows:

	March 31, 2025	December 31, 2024
Bank loans	1,570,745	1,681,847
Current	**1,453,062**	**1,553,175**
Non-current	**117,683**	**128,672**

25

26 The movements of loans and borrowings during the reported period are as follows: 815,518 Balance as of December 31, 2023 1,000,000 Proceeds from loans and borrowings (2) 48,435 Increases from revaluations and interest (Note 31) (50,000) Repayments of loans and borrowings (24,334) Payments of interest on loans and borrowings 1,789,619 Balance as of March 31, 2024 1,681,847 Balance as of December 31, 2024 (1) 85,000 Proceeds from loans and borrowings (2) 39,385 Increases from revaluations and interest (Note 31) (187,084) Repayments of loans and borrowings (48,403) Payments of interest on loans and borrowings 1,570,745 Balance as of March 31, 2025 (1) As of December 31, 2024, the balance corresponds to $60,271 from the bilateral credit agreement signed on March 27, 2020, $138,395 from the bilateral credit agreement signed on June 3, 2020; three bilateral credits of $153,592, $89,069, and $95,211 signed on March 26, 2021; as well as $100,136 from the bilateral credit agreement signed on August 28, 2023; $25,259 from the bilateral credit agreement signed on August 30, 2023; four revolving bilateral credits of $30,609, $71,269, $71,111, and $233,890 signed on February 18, 2022; $104,257 from the revolving bilateral credit agreement signed on February 25, 2022; $100,396 from the bilateral credit agreement signed on February 12, 2024; $137,997 from the bilateral credit agreement signed on August 6, 2024; $67,262 from the bilateral credit agreement signed on August 29, 2024; and $203,123 from the bilateral credit agreement signed on October 28, 2024. (2) The Company requested disbursements of $50,000 from the bilateral credit agreement signed on February 7, 2025, and $35,000 from the bilateral credit agreement signed on February 21, 2025. (3) During the quarter ended March 31 , 2025 , the Company paid $ 12 , 084 under the bilateral credit agreement signed on March 27 , 2020 ; $ 25 , 000 under the bilateral credit agreements signed on August 30 , 2023 ; $ 50 , 000 under the bilateral credit agreement signed on August 6 , 2024 ; and $ 100 , 000 under the bilateral revolving credit agreement signed on February 25 , 2022 . These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, as none were incurred. As of March 31, 2025, the weighted average nominal interest rate on bank loans is below RBI (Reference Banking Index) +2%. As of March 31, 2025, the Company has no unused credit lines. The following are the annual maturities of outstanding non - current loans and borrowings as of March 31, 2025, discounted to present value (amortized cost): Total Year 54,921 2026 32,056 2027 14,238 2028 16,468 >2029 117,683 Covenants Under the credit and loan agreements, the Company is required to comply with the following financial covenants : while payment obligations under the agreements signed on March 27 , 2020 , remain outstanding, the Company must maintain a maximum leverage ratio (adjusted recurring EBITDA and gross financial liabilities) of 2 . 8 x . This ratio will be measured annually on April 30 , or the following business day if April 30 is a non - business day, based on the Company’s separate and audited financial statements for each fiscal year . As of December 31, 2024, the covenants were complied with. Additionally, under the same credit and loan agreements, the Company is required to comply with certain non - financial covenants , which were also met as of December 31 , 2024 .

Note 20. Employee benefits

The balance of employee benefits is as follows:

	March 31, 2025	December 31, 2024
Defined benefit plans	18,388	17,887
Long-term benefit plan	1,694	1,635
Total employee benefits	**20,082**	**19,522**
Current	**3,896**	**3,336**
Non-current	**16,186**	**16,186**

Note 21. Provisions

The balance of provisions is as follows:

	March 31, 2025	December 31, 2024
Legal proceedings (1)	14,684	14,621
Restructuring (2)	12,371	19,350
Others	11,829	13,269
Total provisions	**38,884**	**47,240**
Current	**25,209**	**33,397**
Non-current	**13,675**	**13,843**

As of March 31, 2025, and December 31, 2024, the Company has no provisions for onerous contracts recorded.

(1) Provisions for legal proceedings are recognized to cover the estimated probable losses against the Company due to labor and civil litigation, which are calculated based on the best estimate of the disbursement required to settle the obligation as of the date of preparation of the financial statements. The balance is composed of the following:

	March 31, 2025	December 31, 2024
Labor legal proceedings	10,644	10,920
Civil legal proceedings	4,040	3,701
Total legal proceedings	**14,684**	**14,621**

(2) The provision for restructuring corresponds to the reorganization processes in warehouses, the corporate office, and distribution centers of the Company. The value of the provision is calculated based on the disbursements necessary to be made, which are directly associated with the restructuring plan.

The balances and movements presented in the provisions are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Others	Total
Balance as of December 31, 2023	**14,442**	**242**	**5,125**	**8,096**	**27,905**
Increases	798	-	16,144	6,351	23,293
Payments	(393)	-	(3,557)	(1,435)	(5,385)
Reversals (not used)	(424)	-	-	(3,500)	(3,924)
Balance as of March 31, 2024	**14,423**	**242**	**17,712**	**9,512**	**41,889**
Balance as of December 31, 2024	**14,621**	**-**	**19,350**	**13,269**	**47,240**
Increases	1,610	-	-	621	2,231
Payments	(110)	-	(6,979)	(611)	(7,700)
Reversals (not used)	(1,437)	-	-	(1,450)	(2,887)
Balance as of March 31, 2025	**14,684**	**-**	**12,371**	**11,829**	**38,884**

27

Note 22. Trade payables and other payables

The balance of trade payables and other accounts is as follows:

	March 31, 2025	December 31, 2024
Payables to suppliers of goods	2,025,341	2,165,933
Payables and other payables - agreements (1)	411,354	501,291
Costs and expenses payable	229,933	248,438
Withholding tax payable (2)	124,849	36,488
Labor liabilities	100,704	120,391
Purchase of assets (3)	33,363	41,531
Dividends payable (4)	29,741	2,343
Tax payable	3,956	9,494
Others	21,629	25,541
Total trade payables and other payables	**2,980,870**	**3,151,450**
Current	**2,979,139**	**3,129,255**
Non-current	**1,731**	**22,195**

(1) Payables and other payables - agreements

	March 31, 2025	December 31, 2024
Payables to suppliers of goods	365,758	447,414
Payables to other suppliers	45,596	53,877
Total payables and other payable - agreements	**411,354**	**501,291**

In Colombia, invoice factoring transactions are initiated by the suppliers, who, at their sole discretion, choose the banks that will advance the financial resources before the invoice due dates, in accordance with the terms and conditions negotiated with the Company.

The Company cannot direct a bank of its preference or financial relationship to the supplier, nor reject the execution of the transactions, as the legislation guarantees the supplier the right to freely transfer the title to any bank via endorsement.

Additionally, the Company enters into agreements with certain financial institutions in Colombia that provide an extended payment period for these discounted invoices from its suppliers. The terms of these agreements are not exclusive to the Company, as they are based on market practices in Colombia applicable to other companies which legally do not alter the nature of the commercial transaction.

(2) This corresponds to withholding tax filings and other taxes pending payment, which will be offset against the income tax credit balance from the 2024 tax return.

(3) The reduction mainly corresponds to payments made in the first quarter of the year to third parties from whom furniture and fixed assets were acquired.

(4) The increase corresponds to dividends declared in 2025.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a. For the taxable years 2025 and 2024, the corporate income tax rate is 35%. Beginning with the 2023 taxable year, the minimum tax rate calculated on financial profit may not be lower than 15%; if it is, it must be increased by the necessary percentage points to reach the stated effective rate.

b. As of the 2021 taxable year, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c. Since 2007, comprehensive inflation adjustments have been eliminated for tax purposes.

d. Since 2007, the occasional earnings tax for legal entities has been reactivated, calculated on the total profit obtained by the taxpayers under this concept during the taxable year. As of 2023, the rate is 15%.

e. The tax rate on dividends distributed to individual residents in Colombia is 15% when the amount distributed exceeds 1,090 UVT (equivalent to $54 in 2025), when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For domestic corporations, the applicable tax rate is 10% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For non-resident individuals and foreign companies, the applicable tax rate is 20% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. When the profits generating the dividends have not been taxed at the level of the distributing company, the tax rate applicable to shareholders is 35% for both 2025 and 2024.

28

29 f. The Company has adopted accounting under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as its tax basis, with certain exceptions related to revenue realization, recognition of costs and expenses, and the purely accounting effects of the opening balance sheet upon adoption of these standards . g. The financial transactions tax is a permanent tax. 50% of this tax is deductible, if it is properly certified. h. 100% of taxes, fees, and contributions that have been effectively paid during the taxable year or period are deductible, provided they are related to economic activity and accrued within the same year or period, including membership fees paid to trade associations. i. Payments related to employee education contributions are deductible, provided they meet the following conditions : (a) they are allocated to scholarships or forgivable education loans established for the benefit of employees ; (b) payments are made to programs or care centers for employees’ children ; and (c) payments are made to institutions providing primary, secondary, technical, technological, or higher education . j. VAT paid on the acquisition, development, construction, or importation of productive real fixed assets is creditable against income tax. k. The withholding tax rate on income for payments abroad will be 0 % for services such as consulting, technical services, and technical assistance provided by parties that are tax residents in countries with which a double taxation treaty has been signed and to whom the Most Favored Nation Clause applies, and 10 % for those to whom the Most Favored Nation Clause does not apply . l. The withholding tax rate on income for payments abroad is 20% for services such as consulting, technical services, technical assistance, fees, royalties, leases, and compensation, and 35% for management or executive services. m. The withholding tax rate on income for payments abroad to third parties located in non - cooperative jurisdictions, low or no taxation areas, and preferential tax regimes is 35%. n. Starting in 2024, the withholding tax rate on income for payments abroad to providers with Significant Economic Presence (SEP) who opt for the withholding mechanism is 10%. o. Taxes paid abroad will be treated as tax credit in the taxable year in which the payment was made or in any of the following taxable periods. p. The annual adjustment percentage for the cost of movable and immovable property classified as fixed assets as of December 31, 2024, is 10.97%. Tax credits According to the tax provisions in effect from 2017 , the maximum period for offsetting tax losses is 12 years following the year in which the loss was incurred . Excess presumptive income over ordinary income may be offset against ordinary taxable income determined within the following five (5) years . The losses of companies cannot be transferred to the shareholders . Tax losses arising from income that is not taxable or occasional gains, as well as costs and deductions that are not causally related to the generation of taxable income, may not be offset against the taxpayer's taxable income under any circumstances . As of March 31, 2025, the company has $ - (as of December 31, 2024, $ - ) for excess presumptive income. The movement of the excess presumptive income over the company's taxable income during the reported period is as follows: As of March 31, 2025, the movement of the company's tax losses during the reported period is as follows: Finality of tax returns Starting from 2020 , the general term for the finality of tax returns will be 3 years, and for taxpayers required to submit transfer pricing documentation and for returns in which tax losses are generated and offset, the term for finality will be 5 years . For 2023 through 2026 , if there is a 35 % increase in the net income tax compared to the net income tax of the previous period, the finality of the tax returns will be six months ; if there is a 25 % increase in the net income tax compared to the net income tax of the previous period, the finality of the tax returns will be twelve months . 61,415 Balance as of December 31, 2023 (600) Offsetting of excess presumptive income against net income for the period (60,815) Offsetting of excess presumptive income against net income for the period - Balance as of December 31, 2024 - Movement of excess presumptive income against net income for the period - Balance as of March 31, 2025 740,337 Balance as of December 31, 2023 (35,980) Adjustment to tax losses from the period 704,357 Balance as of December 31, 2024 43,298 Tax losses generated during the period 747,655 Balance as of March 31, 2025

30 The income tax and complementary tax returns for 2023 , 2022 , 2021 , and 2020 , in which tax credits were generated, are subject to review for 5 years from the filing date, considering that the company is subject to the transfer pricing regime . The income tax and complementary tax return for 2019 , in which tax losses and tax credit were generated, is subject to review for 5 years from the filing date . The income tax and complementary tax return for 2018 , in which tax losses and tax credit were generated, is subject to review for 6 years from the filing date . Tax advisors and the Company's management believe that no additional taxes will be payable, other than those recorded as of March 31, 2025 The Company has reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain tax treatments applied. The evaluation mentioned has not resulted in any modifications. Transfer pricing The Company's transactions with its parent, subsidiaries, and/or related parties located abroad have been conducted in accordance with the arm's length principle, as if they were independent parties, as set forth by the provisions established by national tax regulations . Independent advisors carried out the update of the transfer pricing study, required by tax provisions, to demonstrate that transactions with related foreign entities were conducted at market values during the 2025 and 2024 periods . For this purpose, the Company will submit an informational declaration and the study within the deadlines specified by the regulations . Note 23.2. Current tax assets and liabilities The balances of current tax assets and liabilities recognized in the statement of financial position are as follows: Current tax assets : Current tax liabilities December 31, 2024 March 31, 2025 103,659 54,006 Industry and trade tax payable 5,009 23,314 Tax on real estate 108,668 77,320 Total liability for other taxes Note 23.3. Income tax The reconciliation between accounting (loss) and taxable (loss), and the calculation of the income tax expense are as follows: December 31, 2024 March 31, 2025 263,820 329,073 Income tax credit 148,902 150,917 Tax discounts 5,562 5,562 Tax discounts from taxes paid abroad 418,284 485,552 Total income tax asset 77,385 45,051 Industry and trade tax advances and withholdings 77,385 45,051 Total asset for other taxes 495,669 530,603 Total current tax assets January 1 to March 31, 2024 January 1 to March 31, 2025 (77,406) 88,478 Profit before income tax Plus 10,990 9,414 Non - deductible expenses 3,446 1,601 Financial transactions tax 2,363 860 Others (2) Minus (69,763) (119,427) IFRS adjustments with no tax impact (1) (4,242) (21,089) Non - taxable dividends received from subsidiaries (3,508) (3,078) Others (2) - (57) Additional 30% deduction for apprentice salaries (voluntary) (138,120) (43,298) (Loss) Net income - - Exempt income (138,120) (43,298) (Loss) Net income before compensations - - Compensations (138,120) (43,298) (Loss)Total Net income after compensations 35% 35% Income tax rate - - Subtotal (expense) current income tax (580) - Adjustment with respect to current income tax from previous years (a) (580) - Total (expense) current and occasional income tax

31 (a) For 2024, this current income tax expense arises from the recognition of economic events at the time of filing the 2023 income tax return, mainly due to changes in the certified withholding tax balances claimed by the Company in its tax filing. (1) The IFRS adjustments with no tax impact correspond to: January 1 to January 1 to March 31, 2024 March 31, 2025 118,445 120,111 Other accounting expenses with no tax impact (*) 4,242 21,090 Non - taxable dividends from subsidiaries 18,961 8,211 Accounting provisions 4,593 1,780 Higher accounting depreciation over fiscal depreciation, net 214 541 Taxable actuarial calculation - (2) Non - deductible taxes (42,549) (1,296) Excess of fiscal personnel expenses over accounting expenses 798 (6,186) Net exchange differences (1,994) (9,751) Other non - taxable accounting (income) expenses, net (11,224) (11,723) Higher fiscal depreciation over accounting depreciation (5,722) (25,275) Recovery of provisions (22,729) (27,562) Non - accounting fiscal costs, net (72,781) (71,246) Taxable leases (60,017) (118,119) Results under the equity method, net (69,763) (119,427) Total (*) Corresponds to the differences associated with the tax treatment of leases under IFRS 16. (2) The 'others' category corresponds to: The components of the income tax expense recognized in the statement of profit or loss are as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 2,019 670 Accounting provision and write - offs of receivables 224 145 Fines, sanctions, and lawsuits 70 45 Taxes assumed and valuation 50 - Taxable income - recovery of depreciation on sold fixed assets 2,363 860 Total (2,551) (1,693) Recovery of costs and expenses (637) (882) Deduction for hiring personnel with disabilities - (503) Non - deductible taxes (270) - Effect of the accounting results of foreign subsidiaries (50) - Profit from the sale of fixed assets declared as occasional income (3,508) (3,078) Total January 1 to March 31, 2024 January 1 to March 31, 2025 40,123 4,669 Deferred tax gain (Nota 23.5) (580) - Adjustment in respect of current income tax of prior periods 39,543 4,669 Total income tax

32 Note 23.4. Deferred tax 024 December 31, 2 5 March 31, 202 Deferred tax asset and (liability), net Deferred tax liabilities Deferred tax assets Deferred tax asset and (liability), net Deferred tax liabilities Deferred tax assets 615,431 - 615,431 617,849 - 617,849 Lease liability 246,525 - 246,525 261,679 - 261,679 Tax losses 60,098 - 60,098 60,098 - 60,098 Tax credits 2,255 - 2,255 5,576 - 5,576 Trade and other payables (37,022) (37,022) - (37,285) (37,285) - Investment property (110,330) (110,330) - (110,972) (110,972) - Buildings (217,715) (217,715) - (217,721) (217,721) - Goodwill (531,670) (531,670) - (533,072) (533,072) - Rights of use 148,806 (16,987) 165,793 134,895 (16,975) 151,870 Others 176,378 (913,724) 1,090,102 181,047 (916,025) 1,097,072 Total The movement of the deferred tax, net, in the income statement and the statement of comprehensive income is as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 40,123 4,669 Deferred tax income recognized in the period's income statement (1,560) - (Expense) deferred tax recognized in the other comprehensive income of the period 38,563 4,669 Total movement of net deferred tax As of March 31, 2025, the value of temporary differences related to investments in subsidiaries and joint ventures, for which no deferred tax has been recognized, amounted to $1,559,345 (December 31, 2024 - $1,501,291) The deferred tax items are not expected to be realized in less than one year. Note 23.5. Effects of the distribution of dividends on the income tax There are no income tax consequences associated with the dividend payments in 2025 and 2024 by the Company to its shareholders. Note 24. Other financial liabilities The balance of derivative financial instruments and income received for third parties is as follows: December 31, 2024 March 31, 2025 160,220 162,285 Collections on behalf of third parties (1) 1,174 3,826 Derivative financial instruments (2) 278 - Derivative financial instruments designated as hedge instruments (3) 161,672 166,111 Total derivative instruments and collections on behalf of third parties (1) The income received for third parties includes amounts received for services in which the Company acts as an agent, such as card collections, collections from subsidiaries within the "in house cash" centralized treasury program, and banking services provided to customers. It includes $133,309 (December 31, 2024 - $138,340) with related parties (Note 9.6). Since the balance associated with this item is not material in the financial statements, the Company has chosen not to apply the amortized cost method. Under normal circumstances, such liabilities would be measured at amortized cost using the effective interest rate. (2) The fair values of these instruments are determined using valuation models commonly used by market participants. As of March 31, 2025, it corresponds to the following operations: Fair value Notional amount Hedged item Nature of risk hedged 3,826 MUSD / $24.383 MEUR / $0.950 Foreign currency liability Exchange rate Forward The breakdown of the maturity dates of these instruments as of March 31, 2025 is as follows: More than 12 months Between 6 and 12 months Between 3 and 6 months Less than 3 months Tota l Derivative 3,826 - - 71 3,755 Forward

As of December 31, 2024, it corresponds to the following transactions:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $16.600 MEUR / $4.020	1,174

The breakdown of the maturity dates of these instruments as of December 31, 2024 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

(3) Derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of December 31, 2024, the following operations were in place:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 22)	USD/COP	1 USD / $4,466.19	5.2MUSD	5,210	-	278

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total	Total
Forward	278	-	-	-	-	278

The Company has documented the hedge effectiveness tests by assessing that:

- The existence of the economic relationship between the hedged item and the hedging instrument
- The effect of credit risk does not dominate,
- The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

Note 25. Other liabilities

The balance of other liabilities is as follows:

	March 31, 2025	December 31, 2024
Deferred revenues (1)	108,822	170,359
Advance payments for fixed assets sold (2)	832	832
Advance payments under lease agreements and other projects (3)	363	929
Instalments received under "plan resérvalo"	160	160
Repurchase coupon	87	100
Total other liabilities	**110,264**	**172,380**
Current	**109,901**	**172,002**
Non-current	**363**	**378**

(1) It mainly corresponds to payments received for the future sale of products through payment methods, property leases, and strategic alliances.

The Company considers deferred revenues in advance as a contractual liability. The movement of these liabilities during the presented period is as follows:

33

	Deferred income
Balance as of December 31, 2023	**200,205**
Revenue recognized	(84,222)
Balance as of March 31, 2024	**115,983**
Balance as of December 31, 2024	**170,359**
Additions	1,926,146
Revenue recognized	(1,987,683)
Balance as of March 31, 2025	**108,822**

(2) It corresponds to the advance payment for the sale of the Colina land amounting to $832.

(3) It corresponds to the balance of the Locatel contract pending amortization as income from commercial space premiums.

Note 26. Shareholders' equity

Capital and premium on placement of shares

As of March 31, 2025, and December 31, 2024, the authorized capital of the Company is represented by 1,590,000,000 ordinary shares with a nominal value of $3.3333 Colombian pesos each.

As of March 31, 2025, and December 31, 2024, the number of subscribed shares is 1,344,720,453, and the number of treasury shares reacquired is 46,856,094.

The rights granted over the shares correspond to the right to vote and voice for each share. No privileges have been granted on the shares, nor are there any restrictions on them. Additionally, there are no stock option agreements on the Company's shares.

The share premium represents the excess paid over the nominal value of the shares. According to Colombian legal regulations, this balance may be distributed at the time of the liquidation of the company or capitalized. Capitalization is understood as the transfer of a portion of this premium to a capital account because of a dividend distribution paid in shares of the Company.

Reserves

Reserves are appropriations made by the Company's General Shareholders' Assembly from the results of previous periods. In addition to the legal reserve, this includes the occasional reserve, reserve for the repurchase of shares, and reserve for future dividends.

- Legal Reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of the Company's Articles of Association, corporations must establish a legal reserve equal to at least 50% of the subscribed capital. For this, 10% of the net income of each year must be appropriated to the legal reserve until the minimum percentage is reached. Once the 50% threshold is achieved, it will be at the discretion of the General Shareholders' Assembly whether to continue increasing the legal reserve. However, if it decreases, it will be mandatory to appropriate 10% of the net income each year until the reserve reaches the specified limit again.
- Occasional reserve: An occasional reserve established by the General Shareholders' Meeting.
- Reserve for the repurchase of shares: An occasional reserve established by the General Shareholders' Meeting for the purpose of repurchasing shares.
- Reserve for the payment of future dividends: An occasional reserve created by the General Shareholders' Meeting to ensure the distribution of future dividends to shareholders.

Other Comprehensive Income Accumulated

The balance of each component of other comprehensive income and its tax effect is as follows:

	March 31, 2025			March 31, 2024			December 31, 2024		
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Loss from financial instruments designated at fair value through other comprehensive income	(5,420)	-	(5,420)	(4,766)	-	(4,766)	(5,335)	-	(5,335)
Remeasurement loss on defined benefit plans	(3,707)	1,544	(2,163)	(5,059)	1,793	(3,266)	(3,707)	1,544	(2,163)
Translation exchange differences	(2,415,626)	-	(2,415,626)	(2,245,987)	-	(2,245,987)	(2,294,102)	-	(2,294,102)
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Gain from cash-flow hedge	13,998	1,423	15,421	13,213	1,051	14,264	12,150	1,423	13,573
Total other comprehensive income	**(2,429,732)**	**2,967**	**(2,426,765)**	**(2,261,576)**	**2,844**	**(2,258,732)**	**(2,309,971)**	**2,967**	**(2,307,004)**

Note 27. Revenue from contracts with customers

34

35 The amount of revenue from contracts with customers is as follows January 1 to March 31, 2024 January 1 to March 31, 2025 3,708,489 3,815,007 Retail sales (1) 96,752 88,851 Service revenue (2) 29,349 12,520 Other revenue (3) 3,834,590 3,916,378 Total revenue from contracts with customers (1) Retail sales correspond to the sale of merchandise and inventory from real estate projects, net of returns and sales allowances. The value corresponds to the following concepts: January 1 to March 31, 2024 January 1 to March 31, 2025 3,705,639 3,811,207 Retail sales, net of sales returns and rebates 2,850 3,800 Sale of real estate project inventories (a) 3,708,489 3,815,007 Total retail sales (a) As of March 31, 2025, it corresponds to the sale of 18.72% of the Éxito Occidente real estate project for $3,800. As of March 31, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850. (2) Service revenue corresponds to the following concepts: January 1 to March 31, 2024 January 1 to March 31, 2025 20,462 20,338 Real estate related income 17,671 14,661 Advertising 13,596 13,862 Leases 15,373 13,686 Commissions (a) 11,385 10,744 Lease of physical space 6,421 6,559 Administration of real estate 2,767 3,375 Transport 5,047 2,783 Banking services 2,519 1,714 Money transfers 1,511 1,129 Others 96,752 88,851 Total service revenue (a) The decrease mainly corresponds to the collection made from Tuya S.A. for discounts granted for card usage and for coupons amounting to $1,021, as well as income from commission on bets amounting to $624. (3) Other revenue corresponds to the following concepts: January 1 to March 31, 2024 January 1 to March 31, 2025 4,035 4,884 Marketing events 3,744 1,778 Collaboration agreements (a) 5,687 1,742 Asset utilizations 1,099 910 Financial Services 1,159 768 Royalty revenue 868 413 Real estate projects 491 393 Technical advisory 155 330 Use of parking spaces 10,594 42 Recovery of other liabilities 1,517 1,260 Others 29,349 12,520 Total other revenue (a) It corresponds to the participation in the following collaboration agreements, which consist of contracts to carry out projects or activities:

36 January 1 to March 31, 2024 January 1 to March 31, 2025 1,448 1,508 Redeban S.A. 590 269 Éxito Media 292 - Alianza Sura 1,400 - Renting Colombia S.A. 14 1 Moviired S.A.S. 3,744 1,778 Total collaboration agreements Note 28. Distribution, administrative and selling expenses. The distribution expenses and the administration and sales expenses are as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 208,864 197,125 Employee benefits (Note 29) 115,120 114,856 Depreciation and amortization 76,152 78,370 Taxes other than income tax 48,043 44,555 Fuels and power 42,434 38,044 Repairs and maintenance 26,249 29,690 Services 21,337 19,700 Security services 20,269 19,107 Commissions on debit and credit cards 23,902 17,874 Advertising 15,558 17,111 Administration of trade premises 16,179 16,449 Professional fees 14,450 13,280 Cleaning services 13,952 12,771 Leases 12,888 11,559 Transport 9,961 6,902 Insurance 3,864 4,109 Credit loss expense (Nota 7.1) 2,115 3,550 Legal expenses 4,046 3,254 Commissions 3,768 2,377 Outsourced employees 2,344 2,312 Cleaning and cafeteria 2,149 2,053 Other commissions 798 1,610 Expenses for provisions for legal proceedings 1,426 1,546 Stationery, supplies and forms 2,308 1,273 Packaging and marking materials 1,167 1,029 Ground transportation 851 828 Travel expenses 1,332 621 Other provision expenses 244 90 Contributions and memberships - 22 Éxito Media collaboration agreement 758 - Seguros Éxito collaboration agreement 166 - Autos Éxito collaboration agreement 299 16 Services 67,652 73,957 Others 760,645 736,040 Total distribution, administrative and selling expenses 503,515 507,450 Distribution expenses 48,266 31,465 Administrative and selling expenses 208,864 197,125 Employee benefit expenses Note 29. Employee benefit expenses

37 The employee benefits expense presented by each significant category is as follows: January 1 to March 31, 2024 January 1 to March 31, 2025 176,232 169,073 Wages and salaries 2,915 2,443 Contributions to the social security system 10,262 8,690 Other short - term employee benefits 189,409 180,206 Total short - term employee benefit expenses 16,066 14,402 Post - employment benefit expenses, defined contribution plans 614 610 Post - employment benefit expenses, defined benefit plans 16,680 15,012 Total post - employment benefit expenses 269 800 Termination benefit expenses 28 82 Other long - term employee benefits 2,478 1,025 Other personnel expenses 208,864 197,125 Total employee benefit expenses The cost of employee benefits included in the cost of sales is shown in Note 10.2. Note 30. Other operating revenue (expenses) and other (loses) gain, net Other operating revenue January 1 to March 31, 2024 January 1 to March 31, 2025 2,202 3,459 Recovery allowance for expected credit losses (Nota 7.1) 511 1,740 Recovery of other provisions 812 1,439 Other indemnification (1) - 1,392 Recovery of employee liabilities 89 353 Recovery of provisions for legal proceedings 411 298 Insurance indemnification 332 37 Recovery of costs and expenses from taxes other than income tax 4,357 8,718 Total other operating revenue (1) Includes indemnities paid by Rappi S.A.S. for losses related to the home delivery operation – “turbo”. Other operating expenses January 1 to March 31, 2024 January 1 to March 31, 2025 (5,195) 794 Other provisions (1) (10,046) (914) Others (2) (16,144) - Restructuring expenses (31,385) (120) Total other operating expenses (1) It corresponds to the store and shop closure plan. (2) It corresponds to: January 1 to March 31, 2024 January 1 to March 31, 2025 - (120) Corporate projects - (328) Severance expenses - (466) Closed stores expenses (1,135) - Fees for projects for the implementation of norms and laws (8,842) - Fees for the registration process in the New York and Sao Paulo Stock Exchanges (69) - Others (10,046) (914) Total others Other net (loss) income

	January 1 to March 31, 2025	January 1 to March 31, 2024
Gain on sale of property, plant and equipment	6,985	50
Gain from the early termination of lease contracts	677	-
Gain (loss) on derecognition of right-of-use assets	(32)	55
(Loss) from write-off of property, plant and equipment, intangible, property investments and other assets	(1,307)	(3,865)
Total other net (loss) income	**6,323**	**(3,760)**

Note 31. Financial income and expenses

The value of financial income and expenses is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Gain from foreign exchange differences	18,364	46,861
Interest income on cash and cash equivalents (Note 6)	1,943	1,960
Gains from valuation of derivative financial instruments	1,377	11,272
Gain from liquidated derivative financial instruments	1,016	1,053
Other financial income	261	807
Interest from financial lease investment	104	105
Total financial income	**23,065**	**62,058**
Interest expense on loan and borrowings (Nota 19)	(39,385)	(48,435)
Interest expense on lease liabilities (Nota 14.2)	(37,631)	(37,448)
Loss from liquidated derivative financial instruments	(11,281)	(8,979)
Loss from fair value changes in derivative financial instruments	(7,115)	(10,696)
(Loss) from foreign exchange differences	(6,362)	(48,791)
Commission expenses	(1,503)	(2,159)
Other financial expenses	(773)	(1,037)
Factoring expenses	(15)	(12,157)
Total financial expenses	**(104,065)**	**(169,702)**
Net financial result	**(81,000)**	**(107,644)**

Note 32. Participation in the results of subsidiaries and joint ventures accounted for using the equity method

The result of participation in the results of subsidiaries and joint ventures accounted for using the equity method is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Spice Investments Mercosur S.A.	91,466	59,613
Patrimonio Autónomo Viva Malls	14,835	11,970
Transacciones Energéticas S.A.S. E.S.P.	11,408	508
Compañía de Financiamiento Tuya S.A.	8,897	(23,774)
Éxito Industrias S.A.S.	4,274	4,570
Logística, Transportes y Servicios Asociados S.A.S.	3,131	2,441
Almacenes Éxito Inversiones S.A.S.	1,989	1,395
Puntos Colombia S.A.S.	1,733	2,095
Éxito Viajes y Turismo S.A.S.	737	740
Depósitos y Soluciones Logísticas S.A.S.	3	-
Gestión y Logística S.A.	(6)	1
Marketplace Internacional Éxito y Servicios S.A.S.	(43)	(217)
Patrimonio Autónomo Iwana	(48)	(58)
Sara ANV S.A.	(560)	(381)
Onper Investments 2015 S.L.	(19,697)	1,114
Total	**118,119**	**60,017**

Note 33. Earnings per share

38

39 The basic earnings per share are calculated based on the weighted average number of shares outstanding for each category during the period. There were no potential dilutive ordinary shares outstanding at the end of the periods ending March 31, 2025, and March 31, 2024. The calculation of basic earnings per share for all the periods presented is as follows: In the results of the period : January 1 to March 31, 2024 January 1 to March 31, 2025 (37,863) 93,147 Net profit attributable to equity holders of the parent (basic) Weighted average of the number of ordinary shares attributable 1.297.864.359 1.297.864.359 to earnings per share (basic) Basic earnings per share to equity holders of the parent (in (29.17) 71.77 Colombian pesos) In the comprehensive income : January 1 to March 31, 2024 January 1 to March 31, 2025 7,451 (26,537) Net profit attributable to equity holders of the parent (basic) Weighted average of the number of ordinary shares attributable 1.297.864.359 1.297.864.359 to earnings per share (basic) Basic earnings per share to equity holders of the parent (in 5.74 (20.45) Colombian pesos) Note 34. Impairment of assets As of March 31, 2025, and December 31, 2024, no impairment losses were observed regarding the measurement of recoverable value of financial assets, except for those related to accounts receivable (Note 7). As of December 31, 2024, the Company performed its annual impairment test for its non - financial assets, which is properly disclosed in the separate financial statements presented at the close of that year. Note 35. Fair value measurement Below is a comparison, by class, of the carrying amounts and fair values of investment properties, property, plant and equipment, and financial instruments, other than those whose carrying amounts are a reasonable approximation of their fair values. December 31, 2024 March 31, 2025 Fair value Carrying amount Fair value Carrying amount Financial assets 9,618 10,107 8,863 9,404 Trade receivables and other accounts receivable at amortized cost 1,437 1,437 1,437 1,437 Equity investments (Note 11) 4,469 4,469 1,383 1,383 Forward contracts measured at fair value through income (Note 11) - - 365 365 Forward contracts denominated as hedge instruments (Note 11) 402 402 374 374 Investments in private equity funds (Note 11) Non - financial assets 113,888 64,177 113,888 63,960 Investment property (Note 13) 4,378 2,645 4,378 2,645 Property, plant and equipment, and investment property held for sale (Note 40) Financial liabilities 1,680,222 1,681,847 1,569,053 1,570,745 Loans and borrowings (Note 19) 1,174 1,174 3,826 3,826 Forward contracts measured at fair value through income (Note 24) 278 278 - - Forward contracts denominated as hedge instruments (Note 24)

To estimate the fair values, the methods and assumptions detailed below were used:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets				
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for VIS housing loans for similar term horizons.
Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the pre-close value for the day divided by the total number of fund units at the close of operations on that day. The valuation of the assets is carried out daily by the fund manager.	N/A
Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar *forward*	The difference between the agreed *forward* rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing *bid* and *ask* quotations is used.	Peso/US Dollar exchange rate set out in the *forward* contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.
Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses the cash flows of the swap projected with the treasury bond curves of the issuing country of the currency in which each flow is expressed, and then discounts them to their present value using market swap rates disclosed by the competent authorities of each country. The difference between the incoming cash flow and the outgoing cash flow represents the net value of the swap at the evaluated cutoff.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon TES curve. *Swap* LIBOR curve. Treasury Bond curve. 12-month CPI
Equity investments	Level 2	Quoted market prices	The fair values of these investments are determined by reference to quoted prices published in active markets where the companies are traded; in other cases, the investments are measured at the attributed cost determined in the opening balance, considering that the effect is not material and that performing a measurement using a valuation technique commonly used by market participants may incur higher costs than the benefits themselves.	N/A
Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	CPI 12 months + Basis points negotiated
Investment property	Level 2	Comparison or market method	A technique that consists of establishing the fair value of properties based on the study of recent offers or transactions of assets similar and comparable to the object of valuation.	N/A
Investment property	Level 3	Discounted cash flows method	A technique that provides the opportunity to identify income growth over a predetermined period of time for the investment. The value of the property is equivalent to the discounted value of future benefits. These	Capitalization rate (7,75% - 9,75%)

40

41 Significant input data Description of the valuation technique Valuation technique Hierarchy level Assets benefits represent the annual cash flows (both positive and negative) over the period, plus the net gain derived from the hypothetical sale of the property at the end of the investment period. Residual value Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property. Residual method Level 2 Investment property Physical value of building and land. The valuation method consists of calculating the value of a newly built property, as of the reporting date, with the same quality and features as the one being valued. This value is referred to as the replacement cost. Then, the loss in value the property has experienced over time due to wear and tear or its level of maintenance — either diligent or neglected — is assessed, which is referred to as depreciation. Replacement cost method Level 2 Investment property Residual value Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property. Residual method held for Level 2 Non - current assets classified as trading

42 Significant input data Description of the valuation technique Valuation technique Hierarchy level Liabilities Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates. Discounted cash flows method amortized Level 2 Financial liabilities measured at cost Reference Banking Index Curve (RBI) 3 months. Zero - coupon TES curve. Swap LIBOR curve. Treasury Bond curve. 12 - month CPI The method uses the cash flows of the swap projected with the treasury bond curves of the issuing country of the currency in which each flow is expressed, and then discounts them to their present value using market swap rates disclosed by the competent authorities of each country. The difference between the incoming cash flow and the outgoing cash flow represents the net value of the swap at the evaluated cutoff. Operating cash flows forecast model ir value Level 2 Swap contracts measured at fa through income Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso - US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero - coupon interest rate. The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero - coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used. Colombian Peso - US Dollar forward red at fair Level 2 Derivative instruments measu value through income Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM) Fair value is calculated by projecting the future cash flows of the operations using market curves and discounting them to present value using market swap rates. Discounted cash flows method minated as Level 2 Derivative swap contracts deno hedge instruments Reference Banking Index (RBI) + basis points in accordance with risk profile Future cash flows from lease contracts are discounted to present value using the market rate for loans under similar conditions at the lease commencement date, in accordance with the minimum non - cancellable period. Discounted cash flows method Level 2 Lease liabilities

43 Changes in the hierarchies may occur if new information becomes available, if previously used information is no longer available, if changes improve the valuation techniques, or if market conditions change. No transfers between level 1 and level 2 hierarchies occurred during the period ended March 31, 2025. Note 36. Contingencies Contingent assets There are no contingent assets to be disclosed as of March 31, 2025. Contingent liabilities The following are the contingent liabilities as of March 31, 2025, and December 31, 2024: The following legal proceedings are being carried out with the aim of ensuring that the Company does not pay the amounts claimed by the plaintiff: - Administrative discussion with the DIAN (National Directorate of Customs of Colombia) for $ 42 , 210 (December 31 , 2024 - $ 42 , 210 ) related to the notification of special requirement 112382018000126 dated September 17 , 2018 , through which the income tax return for 2015 was proposed to be amended . In September 2021 , the Company received a new notification from the DIAN confirming its proposal . However, external advisors consider the process as a contingent liability . - Nullity of resolution N ƒ 2024008001 dated August 5, 2024, imposes a sanction for failing to declare ICA for 2020 to 2022 annually, as the declarations were submitted bimonthly, and resolution N ƒ 0034 dated November 8, 2024, for $4,175 (December 31, 2024 - $4,175). - Nullity of the Official Revision Settlement GGI - FI - LR - 50716 - 22 dated November 22 , 2022 , through which the Special Industrial and Port District of Barranquilla modifies the 2019 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI - DT - RS - 282 - 2023 dated October 27 , 2023 , through which the reconsideration appeal is resolved, for $ 3 , 735 (December 31 , 2024 - $ 3 , 790 ) . - Nullity of the Official Revision Settlement GGI - FI - LR - 50712 - 22 dated November 2 , 2022 , through which the 2018 industry and commerce tax declaration is modified, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI . DT - RS - 282 - 2023 dated October 27 , 2023 , through which the reconsideration appeal is resolved, for $ 3 , 309 (December 31 , 2024 - $ 3 , 291 ) . - Nullity of the penalty resolution from September 2020, which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 tax year, for $2,734 (December 31, 2024 - $2,734). - Nullity of the Official Review Settlement GGI - FI - LR - 50720 - 22 from December 6 , 2022 , which modifies the 2020 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of the resolution GGI - DT - RS - 329 - 2023 from December 4 , 2023 , which resolves the reconsideration appeal, for $ 2 , 716 (December 31 , 2024 - $ 2 , 664 ) . - Nullity of the Official Assessment Settlement 00019 - TS - 0019 - 2021 from February 24 , 2021 , through which the Department of Atlántico assessed the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019 , and the nullity of Resolution 5 - 3041 - TS 0019 - 2021 from November 10 , 2021 , through which the reconsideration appeal is resolved, for $ 1 , 285 (December 31 , 2024 - $ 1 , 226 ) . b. Guarantees - The Company provided a bank guarantee valid from June 20, 2024, to June 20, 2025, to the third party PriceSmart Colombia S.A.S. to ensure the payment for the purchase of merchandise (goods and supplies) in the amount of $4,000. - The Company provided a guarantee to its subsidiary Almacenes Éxito Inversiones S.A.S. to cover potential defaults on its obligations. As of March 31, 2025, the value amounts to $3,967 (as of December 31, 2024, $3,967). - The Company provided a bank guarantee until April 19, 2025, to the third party Taiwan Melamine Products Industrial CO., LTD. to ensure the payment for the purchase of goods (products and supplies) amounting to $139. - The Company provided a bank guarantee until April 19, 2025, to the third party Jia Wei Lifestyle, INC. 14f 4, no. 296, SEC. 4, XINYI RD, to ensure the payment for the purchase of goods (products and supplies) amounting to $120. - The Company provided a bank guarantee until April 19, 2025, to the third party Duy Thanh Art Export CO., LTD (artex d and t). RD, to ensure the payment for the purchase of goods (products and supplies) amounting to $104. - The Company provided a bank guarantee until April 19, 2025, to the third party Dandong Everlight Candle Industry CO., LTD., to ensure the payment for the purchase of goods (products and supplies) amounting to $90. - The Company provided a bank guarantee until June 5, 2025, to the third party Free - Free Industrial CORP., to ensure the payment for the purchase of goods (products and supplies) amounting to $561.

44 - The Company provided a bank guarantee until June 5, 2025, to the third party Ningbo Yoho Giftware CO., LTD., to ensure the payment for the purchase of goods (products and supplies) amounting to $115. - The Company provided a bank guarantee until July 10, 2025, to the third party Bacninh Manufacture and Trading CO., LTD., to ensure the payment for the purchase of goods (products and supplies) amounting to $92. - At the request of certain insurance companies and as a requirement for the issuance of performance bonds, during 2024, the Company has provided certain guarantees to these third parties as a joint debtor for some of its subsidiaries. The following guarantees have been provided: Insurance company Description and detail of the guarantee Type of guarantee Seguros Generales Suramericana S.A. Performance bond. The Company acts as a joint debtor for the Patrimonio Autónomo of Viva Barranquilla Shopping Center Open promissory note These contingent liabilities, due to their possible nature, are not recognized in the statement of financial position; they are only disclosed in the notes to the financial statements. Note 37. Dividends declared and paid. At the General Shareholders' Meeting of the Company held on March 27, 2025, a dividend of $27,398 was declared, equivalent to an annual dividend of $21.11 Colombian pesos per share. No dividends were paid during the quarter ended March 31, 2025. At the General Shareholders' Meeting of the Company held on March 21, 2024, a dividend of $65,529 was declared, equivalent to an annual dividend of $50.49 Colombian pesos per share. The amount paid during the year ending December 31, 2024, amounted to $65,502. Note 38. Seasonality of transactions The Company’s operating and cash flow cycles show a certain seasonality in the operational and financial results, as well as in the financial indicators related to liquidity and working capital, with a concentration during the first and last quarters of each year, mainly due to the Christmas and holiday season and the “Special Price Days” event, which is the second most important promotional event of the year . The management monitors these indicators to ensure that risks do not materialize, and for those that could materialize, it implements action plans in a timely manner . Additionally, it monitors these indicators to ensure they remain within industry standards . Note 39. Financial risk management policy As of December 31, 2024, the Company adequately disclosed its capital and financial risk management policies in the separate financial statements presented at the end of that year. No changes have been made to these policies during the period ended March 31, 2025. Note 40. Assets held for sale The Company's management has a plan to sell certain properties in order to structure projects that will allow for better utilization of these properties, increase their potential future sale price, and generate additional resources for the Company . As a result of this plan, some of the investment properties were classified as assets held for sale . The balance of assets held for sale reflected in the statement of financial position is as follows: December 31, 2024 March 31, 2025 2,645 2,645 Investment property It refers to the La Secreta parcel, negotiated with the buyer in 2019 . As of December 31 , 2024 , 59 . 12 % of the payment for the property has been received . The remainder of the asset will be delivered along with the payments for the asset, which will be received in 2025 . The deed for the contribution to the trust was signed on December 1 , 2020 , and registered on December 30 , 2020 . No income or expenses have been recognized in the results or in other comprehensive income related to the use of these assets . Note 41 . Subsequent Events No subsequent events after the reporting period date were identified that represent significant changes in the financial position and operations of the Company, or that, due to their relevance, need to be disclosed in the financial statements .